Form 10-K/A, Exhibit 13
period 2009-03-31
US GEOTHERMAL INC
filed 2009-10-23
CIK 1172136

Exhibit 13.2

RAFT RIVER ENERGY I LLC

Financial Statements

November 28, 2008

Report of Independent Auditors

To the Members of Raft River Energy I LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of members' equity present fairly, in all material respects, the financial position of Raft River Energy I LLC at November 28, 2008 and November 30, 2007, and the results of its operations and its cash flows for the three years in the period ended November 28, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2009
Portland, Oregon

RAFT RIVER ENERGY I LLC

BALANCE SHEETS

	November 28,	November 30,
	2008	2007

ASSETS
Current:
Cash and cash equivalents	$1,270,847	$167,585
Accounts receivable	540,600	59,131
Inventory	67,722	-
Other current assets	115,069	7,666
Total current assets	1,994,238	234,382

Property, Plant and Equipment:
Property and equipment, net accumulated depreciation	49,595,456	44,225
Construction in progress	421,323	50,011,450
Total property, plant and equipment (net)	50,016,779	50,055,675

Total Assets	$52,011,017	$50,290,057

LIABILITIES
Current:
Accounts payable and accrued liabilities	$1,272,555	$4,136,786
Related party accounts payable	161,858	116,000
Total current liabilities	1,434,413	4,252,786

MEMBERS’ EQUITY
Class A units - Raft River Holdings, LLC	34,143,100	34,170,100
Class B units - U.S. Geothermal Inc.	17,953,640	12,938,714
Accumulated deficit	(1,520,136)	(1,071,543)
Total members' equity	50,576,604	46,037,271

Total Liabilities and Members' Equity	$52,011,017	$50,290,057

The accompanying notes are an integral part of these financial statements.

RAFT RIVER ENERGY I LLC

STATEMENTS OF OPERATIONS

		For the Year	For the Year
	For the Year	Ended	Ended
	Ended	November 30,	November 24,
	November 28,	2007	2006
	2008	(Note 7)	(Note 7)

Operating Revenue:
Energy sales	$4,285,076	$96,743	$-
Renewable energy credit sales	595,228	-	-
Total operating revenues	4,880,304	96,743	-

Operating Expenses:
Insurance	191,116	17,858	9,514
Office and administration	37,859	58,424	100,430
Travel and promotion	22,879	33,774	27,868
Management and professional fees	466,427	458,489	10,971
Plant and well field	1,392,098	193,041	17,820
Salaries and related costs	616,205	171,202	79,276
Lease, rent and royalties	206,554	61,265	-
Utilities	608,197	24,450	-
Depreciation	1,719,927	7,855	-
Loss on equipment disposal	147,958	-	-
Total operating expenses	5,409,220	1,026,358	245,879

Loss from Operations	(528,916)	(929,615)	(245,879)

Other Income:
Other income	-	-	86
Interest income	80,323	95,381	8,484
Total other income	80,323	95,381	8,570

Net Loss	$(448,593)	$(834,234)	$(237,309)

The accompanying notes are an integral part of these financial statements.

RAFT RIVER ENERGY I LLC

STATEMENTS OF CASH FLOWS

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	November 28,	November 30,	November 24,
	2008	2007	2006

Cash Flow from Operating Activities:
Net loss	$(448,593)	$(834,234)	$(237,309)
Add/deduct items not affecting cash:
Depreciation	1,719,927	7,855	1,925
Loss on disposal of equipment	147,958	-	-
Distribution of capital for operating expenses	(27,000)	-	-
Net changes in:
Accounts receivable	(481,469)	(59,131)	-
Inventory	(67,722)	-	-
Accounts payable and accrued liabilities	365,892	(42,897)	55,073
Other current assets	(107,403)	1,016	(8,682)
Total cash provided (used) by operating activities	1,101,590	(927,391)	(188,993)

Cash Flow from Investing Activities:
Purchases of property, plant and equipment	(4,713,254)	(30,509,135)	(13,951,996)
Total cash used by investing activities	(4,713,254)	(30,509,135)	(13,951,996)

Cash Flow from Financing Activities:
Proceeds from revolving loan facility	-	-	4,917,000
Repayment of revolving load facility	-	-	(4,917,000)
Capital contributions from member U.S. Geothermal Inc.	4,714,926	6,575,000	5,000,000
Capital contributions from member Raft River Holding, LLC	-	21,620,000	12,550,100
Total cash provided by financing activities	4,714,926	28,195,000	17,550,100

Increase (Decrease) in Cash and Cash Equivalents	1,103,262	(3,241,526)	3,409,111

Cash and Equivalents at the Beginning of the Period	167,585	3,409,111	-

Cash and Equivalents at the End of Period	$1,270,847	$167,585	$3,409,111

The accompanying notes are an integral part of these financial statements.

RAFT RIVER ENERGY I LLC

STATEMENTS OF CASH FLOWS - Continued

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	November 28,	November 30,	November 24,
	2008	2007	2006

Schedule of Non-Cash Transactions:
Equipment contributed by member U.S. Geothermal Inc.	$300,000	$-	$1,363,714

Other Items:
Accounts payable for capital expenditures	$1,056,345	$4,240,610	$3,304,979

The accompanying notes are an integral part of these financial statements.

RAFT RIVER ENERGY I LLC

STATEMENT OF MEMBERS' EQUITY

		Class B Units -
	Class A Units -	U.S.
	Raft River	Geothermal,
	Holdings	Inc.	Total

Balance, November 25, 2005	$-	$-	$-
Capital Contributions	12,550,100	6,363,714	18,913,814
Net loss	(136,915)	(100,394)	(237,309)

Balance, November 24, 2006	12,413,185	6,263,320	18,676,505

Capital Contributions	21,620,000	6,575,000	28,195,000
Net loss	(673,142)	(161,092)	(834,234)

Balance, November 30, 2007	33,360,043	12,677,228	46,037,271
Capital Contributions	-	5,014,926	5,014,926
Distributions	(27,000)	-	(27,000)
Net loss	(292,533)	(156,060)	(448,593)

Balance, November 28, 2008	$33,040,510	$17,536,094	$50,576,604

The accompanying notes are an integral part of these financial statements.

RAFT RIVER ENERGY I LLC

NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 28, 2008

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Raft River Energy I LLC (the "Company") is a limited liability company organized in the State of Delaware by U.S. Geothermal Inc. on August 18, 2005, for the purpose of constructing and operating a geothermal power plant located near Malta, Idaho. The Company’s power plant is considered to be phase I of a Raft River, Idaho geothermal project expected to consist of three phases. As defined in the Membership Admission agreement, the Company is owned by U.S. Geothermal Inc. and Raft River I Holdings LLC, which is a Delaware limited liability company that is a subsidiary of The Goldman Sachs Group Inc. (collectively referred to as “the members”). As defined in the Management Services Agreements, U.S. Geothermal Services LLC, (a wholly owned subsidiary of U.S. Geothermal Inc.) is the Company’s Operator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) which have been consistently applied.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at their estimated net realizable value. The Company has considered the economic conditions, historical trends, contractual terms and financial stability of its major customer when calculating an allowance for uncollectible accounts. At fiscal year end, management determined that all accounts receivable were collectible and an accrual for an allowance for doubtful accounts was not necessary. Uncollectible accounts are removed when they are deemed uncollectible. Recovered bad debts are recorded as income in the period collected.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and short term instruments with maturities of no more than ninety days when acquired.

Concentration of Risk

The Company’s cash and cash equivalents consisted of commercial bank deposits and a money market account. All cash equivalents are held in a commercial bank located in Boise, Idaho. Deposits held in the regular checking account are subject to Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Company’s cash deposits, at November 28, 2008, totaled $1,270,886 ($1,190,887 was not FDIC insured). The money market funds, at November 28, 2008, totaled $12,275, and were not subject to FDIC insurance.

Contributed Capital and Membership Structure

Agreements between U.S. Geothermal Inc. and Raft River Holdings LLC were completed for construction financing of Phase I of the Raft River project. To accommodate the construction financing, U.S. Geothermal, Inc. sold 50% of its ownership in the Company to Raft River Holdings, with U.S. Geothermal Inc. owning 500 Class B member units and Raft River Holdings owning 500 Class A member units.

As of November 28, 2008, U.S. Geothermal Inc. has contributed $17,953,640 in cash and property to the project, while Raft River I Holdings LLC has contributed $34,143,100 (net of distributions of $27,000) in cash. Losses prior to the date of the agreements (from inception to July 2006) have been allocated 100% to U.S. Geothermal Inc., while profits and losses subsequent to the agreements (August 2006 to November 2008) have been allocated based on the capital contribution ratio.

Change from Development Stage

Pursuant to Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”), the Company was considered to be a development stage enterprise prior to January 3, 2008. Among other provisions, SFAS 7 stipulated the reporting of inception to date results of operations, cash flows and other financial information. On January 3, 2008, the Company began generating revenues from planned commercial operations. Consequently, these financial statements are reported in accordance with generally accepted accounting principles for an operating company and do not reflect inception to date information.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s financial position and results of operations.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Impairment of Long-Lived Assets

The Company evaluates its long-term assets annually for impairment, or when circumstances or events occur that may impact the fair value of the assets. The fair value of geothermal property is primarily evaluated based upon the present value of expected cash flows directly associated with those assets. An impairment loss would be recognized if the carrying amount of a capitalized asset is not recoverable and exceeds its fair value. Management believes that there have not been any circumstances that have warranted the recognition of losses due to the impairment of long-lived assets as of November 28, 2008.

Inventory

Inventory consists of supplies and replacement parts needed to maintain the power plant and are not intended for resale. Upon purchase, items are recorded at cost and maintained at the lesser of cost or fair market value. Inventory items are charged to operations in the period they are utilized.

Lease Arrangements

Arrangements which potentially convey the right to use property, plant, or equipment for a stated period of time are analyzed in accordance with EITF 01-08, "Determining Whether an Arrangement Contains a Lease" to assess whether they should be accounted for as leases. For any arrangements that are found to meet the definition of a lease, an assessment is made as to whether they are capital leases or operating leases in accordance with SFAS 13, "Accounting for Leases".

Property, Plant and Equipment

Costs of acquisition of geothermal properties are capitalized on an area-of-interest basis. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment. Property, plant and equipment are recorded at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. Major improvements that significantly increase the useful lives and/or the capabilities of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Estimated useful lives by asset categories are summarized as follows:

Estimated Useful
Asset Categories	Lives in Years

Furniture, vehicle and other equipment	4
Power plant, buildings and improvements	15 to 30
Wells	30
Well pumps and components	5 to 15
Pipelines	30
Transmission lines	30

Revenue

Revenue Recognition

Energy Sales

The Company’s primary operating revenue originates from electrical power generated by the Company’s geothermal power plant. The revenue is recognized when the power is produced and delivered to the customer who is reasonably assured to be able to pay under the terms defined in the Power Purchase Agreement (PPA).

Renewable Energy Credits

Revenues from Renewable Energy Credits (“RECs”) are recognized when the Company has met the terms of certain energy sales agreements with a financially capable buyer and has met the applicable governing regulations. The Company earns one REC for each megawatt hour produced from the geothermal power plant. Each REC is certified by Western Electricity Coordinating Council (“WREGIS”) and sold under a REC Purchase and Sales Agreement.

Revenue Source

All of the Company’s energy sales are received from one major power company that, primarily, operates in the State of Idaho. All of the power generated originates from the one power plant that utilizes a geothermal reservoir located in south eastern Idaho. Over 99% of the accounts receivable balance at fiscal year end represented a balance due from one major customer.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are detailed as follows:

	Balance	Balance
	November 28,	November 30,
	2008	2007

Furniture and equipment	$73,431	$54,005
Power plant, buildings and improvements	26,120,756	-
Wells	15,339,317	-
Well pumps	2,715,806	-
Pipelines	5,553,048	-
Transmission lines	1,517,849	-
	51,320,207	54,005

Less: accumulated depreciation	(1,724,751)	(9,780)
	49,595,456	44,225

Construction in progress	421,323	50,011,450
	$50,016,779	$50,055,675

The majority of construction in progress costs, at November 30, 2007, were transferred to property, plant and equipment on January 3, 2008, when the power plant became operational. At November 28, 2008, construction in progress consisted of costs incurred for a reverse osmosis unit that was placed into operations in December 2008.

NOTE 4 - RELATED PARTY TRANSACTIONS

The amounts payable to U.S. Geothermal Inc. and U.S. Geothermal Services, LLC as of November 28, 2008 and November 30, 2007, were $161,858 and $55,073; respectively. The amounts payable are unsecured and due on demand. U.S. Geothermal Inc. is the managing member of the Company. U.S. Geothermal Services, LLC is a wholly owned subsidiary of U.S. Geothermal Inc.

The Company’s related party transactions are summarized as follows:

	For the Year	For the Year	For the Year
	Ended November	Ended November	Ended November
	28, 2008	30, 2007	24, 2006

Capital expenditures	$87,510	$965,546	$266,669

Office and administration	31,298	97,559	19,787
Travel and promotion	22,879	-	-
Management and professional fees	291,925	-	-
Plant and well field	1,000,351	-	-
Salaries and related costs	616,205	171,202	76,276
Lease, rent and royalties	163,219	-	-
Utilities	7,383	-	-
Bank charges, Ormat letter of credit	-	83,486	12,451
	$2,220,770	$1,317,793	$378,183

Management Services Agreement

The Company has entered into a management services agreement with U.S. Geothermal Services, LLC effective August 9, 2006, to provide certain management and operating services. The contract terminates upon the earlier of mutual agreement of the contracting parties or August 9, 2028. The quarterly management fee starts at $62,500, and in addition there are incentive payments linked to certain performance targets. During the fiscal year ended November 28, 2008, the Company paid U.S. Geothermal Services, LLC $227,708 for management services.

Well Field Lease Contract

On November 2, 2006, the Company signed a lease contract with a primary term of 20 years for the groundwater rights needed for cooling purposes at the Facility payable to U.S. Geothermal Inc. (“lessor”). The annual rate of $90,000 is based upon the facility’s expected needs of 900 acre feet per annum (“a.f.a.”) ($10,000 per 100 a.f.a.). Based upon the needs of the facility and proper notice given by the lessor, the contract allows for an increase in the amount of water available for lease according to the noted rate. The payments are due annually within ten business days following the anniversary of the (“placed in service”) date. The initial placed in service date was January 3, 2008, which is the date the facility became commercially operational. During the fiscal year ended November 28, 2008, the Company paid the lessor the “initial rent payment” of $90,000 due for the period of time from the contract date to the initial placed in service date. For the fiscal year, the Company incurred an additional $74,475 for lease costs, of which $6,975 was unpaid at November 28, 2008.

The schedule of estimated lease payments for the primary contract term is as follows:

For the Fiscal
Year Ended	Amounts

2009	$ 90,000
2010	90,000
2011	90,000
2012	90,000
2013	90,000
Thereafter	1,170,000
Total	$ 1,620,000

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements

The Company has entered into several lease agreements with terms expiring up to December 1, 2033, for geothermal properties adjoining the Raft River Geothermal Property. The schedule of estimated annual lease payments is as follows:

For the Fiscal
Year Ended	*Amounts

2009	$ 117,578
2010	119,481
2011	120,600
2012	120,936
2013	121,287
Thereafter	1,650,436
Total	$ 2,250,318

* The schedule includes the expected annual related party well field lease payments described in Note 4.

The terms of the management services agreement and the well field lease contract are described in Note 4.

Power Purchase Agreement

The Company has signed a twenty year power purchase agreement with Idaho Power Company for sale of power generated from its planned phase one power plant. It has been determined this meets the definition of a lease arrangement under EITF 01-08 and will be accounted for as an operating lease. As there is no minimum payment, lease income will be recognized as revenue when sales of power occur.

Power Transmission

The Company has also signed a transmission agreement with Bonneville Power Administration for transmission of the electricity from this plant to Idaho Power, and a contract to sell the renewable energy credits for the first ten years to Holy Cross Energy.

NOTE 6 - MEMBERS' INTERESTS

The Company has issued two classes of member units, the Class A units and the Class B units. Each class of ownership gives the owner participating rights in the business and results in equity ownership risks. The rights attached to the different classes will vary over time, in accordance with the terms of the Membership Admission Agreement. The agreement requires the Company to track separately the capital accounts of the members after November 24, 2006. The profits and losses of the Company are allocated on the basis of the ratios of the capital contributions. For income tax purposes, the Class A units will receive a greater proportion of the share of losses and other income tax benefits. This includes the allocation of production tax credits, which will be distributed 99% to the Class A units and 1% to the class B units during the first 10 years of production. During the initial years of operations Class A units will receive a larger allocation of distributions.

Under the terms of the Membership Admission Agreement, as of November 28, 2008, Raft River I Holdings LLC, has contributed their full obligation of $34.2 million in cash, and U.S. Geothermal Inc. has contributed $17.9 million in assets to the Company. U.S. Geothermal Inc.’s contribution consisted of $16.5 in cash and approximately $1.4 million in property. In the event that additional financing is required, U.S. Geothermal Inc. is obligated to provide such financing.

NOTE 7 – RECLASSIFICATION OF OPERATING EXPENSES

For reporting purposes, the Company has reclassified, expanded and consolidated certain operating cost line items as originally reported for the fiscal years ended November 30, 2007 and November 24, 2006 to improve comparability with the operating results for the fiscal year ended November 28, 2008. The changes did not affect the net operating loss reported in the fiscal years ended November 30, 2007 and November 24, 2006. The primary purpose of the change originated with the Company’s change in status from a development stage company to an operational entity. The following table summarizes the changes:

	Originally Reported
	for the Year	Reclassified for the
	Ended November	Year Ended
	30, 2007	November 30, 2007

Operating Expenses:
Insurance	$17,858	$17,858
Office and administration	119,231	58,424
Travel and promotion	33,774	33,774
Professional and management fees	458,489	458,489
Plant and well field	201,865	193,041
Salaries and related costs	171,202	171,202
Lease, rent and royalties	-	61,265
Utilities	-	24,450
Depreciation	-	7,855
Interest and bank charges	400	-
Miscellaneous expense	23,539	-
Total operating expenses	$1,026,358	$1,026,358

	Originally Reported	Reclassified for the
	for the Year Ended	Year Ended
	November 24, 2006	November 24, 2006

Operating Expenses:
Insurance	$9,514	$9,514
Office and administration	51,552	100,430
Travel and promotion	27,868	27,868
Professional and management fees	10,971	10,971
Plant and well field	17,820	17,820
Salaries and related costs	79,276	79,276
Interest and bank charges	44,363	-
Miscellaneous expense	4,515	-
Total operating expenses	$245,879	$245,879

NOTE 8 – INCOME TAX

The Company is a Limited Liability Corporation that is treated as a partnership for tax purposes with each of the Members accounting for their share of the tax attributes and liabilities. Accordingly, there are no deferred income tax amounts recorded in these financial statements.