Form 10-K, Exhibit 13
period 2010-03-31
US GEOTHERMAL INC
filed 2010-06-09
CIK 1172136

U.S. GEOTHERMAL INC.
________

Consolidated Financial Statements
March 31, 2010

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and
Stockholders of U.S. Geothermal Inc.

We have audited the accompanying consolidated balance sheets of U.S. Geothermal Inc. as of March 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years ended March 31, 2010, 2009 and 2008. We also have audited U.S. Geothermal Inc.'s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). U.S. Geothermal Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting include obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for out opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

U.S. Geothermal Inc.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the consolidated financial position of U.S. Geothermal Inc. as of March 31, 2010 and 2009 and the results of its operations and its cash flows for the three years ended March 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, U.S. Geothermal Inc. maintained, in all material aspects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ BehlerMick PS

BehlerMick PS
Spokane, Washington

June 8, 2010

U.S. GEOTHERMAL INC.
CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	March 31, 2010	March 31, 2009

ASSETS

Current:
Cash and cash equivalents	$12,970,612	$3,452,091
Restricted cash (note 3)	585,000	485,000
Receivable from subsidiary	335,684	271,475
Trade accounts receivable	176,880	114,424
Other current assets	152,950	135,805
Total current assets	14,221,126	4,458,795

Investment in equity securities (note 4)	210,975	150,169
Investment in subsidiaries (note 5)	18,103,239	18,501,533
Property, plant and equipment, net of accumulated depreciation (note 6)	16,550,006	13,156,700
Intangible assets, net of accumulated amortization (note 7)	16,642,515	16,184,146
Total assets	$65,727,861	$52,451,343

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	$446,790	$449,559
Related party accounts payable	1,897	2,491
Current portion of capital lease obligation	11,837	10,998
Total current liabilities	460,524	463,048
Long-term Liabilities:
Capital lease obligation, less current portion	27,108	38,945
Stock compensation payable	1,823,751	1,933,255
Promissory note payable (note 10)	230,000	-
Total liabilities	2,541,383	2,435,248

Commitments and Contingencies (note 17)	-	-
STOCKHOLDERS’ EQUITY
Capital stock:
Authorized:
250,000,000 common shares with a $0.001 par value
Issued and outstanding:
78,647,776 shares at March 31, 2010 and
62,033,882 shares at March 31, 2009	78,648	62,034

Additional paid-in capital	83,667,011	64,694,849
Accumulated other comprehensive income	136,693	95,891
Accumulated deficit	(21,353,761)	(15,514,911)
	62,528,591	49,337,863

Non-controlling interest (note 18)	657,887	678,232
Total stockholders’ equity	63,186,478	50,016,095

Total liabilities and stockholders’ equity	$65,727,861	$52,451,343

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

		Year Ended March 31,

		2010	2009	2008

Operating Revenues:
Energy sales, San Emidio		$1,743,984	$1,416,852	$-
Energy credit sales, San Emidio		51,695	32,437	-
Land, water, and mineral rights lease		209,544	97,098	121,742
Management fees		250,000	250,000	62,500
Gain from investment in subsidiary		323,929	539,815	6,479
Total operating revenues		2,579,152	2,336,202	190,721

Operating Expenses:
Consulting fees		59,777	121,599	112,269
Corporate administration		803,417	753,045	580,035
Professional and management fees		1,669,227	997,452	845,908
Salaries and wages		1,171,752	1,180,647	617,323
Stock based compensation		1,468,169	1,614,789	1,903,635
Travel and promotion		308,502	511,568	440,196
Plant operations, San Emidio		2,942,548	2,265,277	-
Lease and equipment repair		138,953	216,491	69,505
Total operating expenses		8,562,345	7,660,868	4,568,871

Loss from Operations		(5,983,193)	(5,324,666)	(4,378,150)

Other Income (Loss):
Foreign exchange gain (loss)		20,004	(41,507)	116,547
Other income		-	880	-
Interest income		103,994	158,771	947,130
Total other income		123,998	118,144	1,063,677

Net Loss		(5,859,195)	(5,206,522)	(3,314,473)

Net loss attributable to the non-controlling interest		20,345	18,768	-

Net Loss Attributable to U.S. Geothermal Inc.		(5,838,850)	(5,187,754)	(3,314,473)

Other Comprehensive Income:
Unrealized gain on investment in equity securities		40,802	95,891	-

Comprehensive Loss Attributable to U.S. Geothermal Inc.	$	(5,798,048)	$(5,091,863)	$(3,314,473)

Basic And Diluted Net Loss Per Share Attributable to U.S. Geothermal Inc.		$(0.09)	$(0.08)	$(0.06)

Weighted Average Number of Shares Outstanding for Basic and Diluted Calculations		64,814,882	62,020,474	52,407,704

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	For the Year Ended March 31,
	2010	2009	2008

Operating Activities:
Net loss	$(5,859,195)	$(5,206,522)	$(3,314,473)
Add non-cash items:
Depreciation and amortization	990,061	865,057	56,769
Gain on operations of subsidiary	(323,929)	(539,815)	(6,479)
Foreign exchange (gain) loss	(20,004)	34,237	-
(Gain) loss on disposal of equipment	900	-	(2,154)
Stock based compensation	1,468,169	1,614,789	1,903,635
Change in non-cash working capital items:
Accounts receivable	(126,665)	(180,866)	(50,756)
Accounts payable and accrued liabilities	(101,770)	102,707	210,790
Prepaid expenses & other	(17,145)	(50,339)	(57,760)
Total cash used by operating activities	(3,989,578)	(3,360,752)	(1,260,428)

Investing Activities:
Purchases of property, plant and equipment	(4,828,128)	(21,960,096)	(3,961,024)
Cash released from (restricted by) external entities	(100,000)	(200,000)	5,078,400
Cash released from escrow for property acquisition	-	11,310,686	(11,310,686)
Investment in subsidiaries and equity securities	-	(940,100)	(10,743,305)
Distributions from subsidiary	722,222	-	-
Proceeds from sale of equipment	500	-	14,529
Total cash used by investing activities	(4,205,406)	(11,789,510)	(20,922,086)

Financing Activities:
Issuance of share capital, net of share issue cost	17,494,503	13,728,608	20,300,605
Proceeds from promissory note	230,000	-	-
Principal payments on capital lease	(10,998)	(3,507)	-
Total cash provided by financing activities	17,713,505	13,725,101	20,300,605

Increase (Decrease) in Cash and Equivalents	9,518,521	(1,425,161)	(1,881,909)

Cash and Cash Equivalents, Beginning of Period	3,452,091	4,877,252	6,759,161

Cash and Cash Equivalents, End of Period	$12,970,612	$3,452,091	$4,877,252

Supplemental Disclosures:
Non-cash investing and financing activities:
Amendment to geothermal lease with common stock	$-	$783,000	$-
Purchase of equipment with capital lease	-	53,450	-
Contribution of geothermal rights by non-controlling interest	-	697,000	-
Purchase of property and equipment on account	12,733	145,658	1,172,251

Other Items:
Interest paid	19,546	1,752

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended March 31, 2008, 2009 and 2010
(Stated in U.S. Dollars)

	Number of Shares	Common Shares	Additional Paid-In Capital	Stock Issuable	Accumulated Deficit	Accumulated Comprehensive Income	Non- controlling Interest	Totals

Balance at April 1, 2007	43,810,512	$43,811	$25,781,832	$-	$(7,012,684)	$-	$-	18,812,959

Capital stock issued as a result of a private placement closed June 5, 2007, net of issuance costs	9,090,900	9,091	17,757,681	-	-	-	-	17,766,772
Shares issued for stock options and warrants exercised	2,437,841	2,437	4,255,203	-	-	-	-	4,257,640
Stock based compensation	-	-	738,014	-	-	-	-	738,014
Net loss for the year	-	-	-		(3,314,473)	-	-	(3,314,473)

Balance at April 1, 2008	55,339,253	$55,339	$48,532,730	$-	$(10,327,157)	$-	$-	$38,260,912

Capital stock issued as result of a private placement closed April 28, 2008, net of issuance costs	6,382,500	6,383	13,711,784	-	-	-	-	13,718,167
Capital stock issued for amendment to royalty agreement with the Kosmos Company	290,000	290	782,710	-	-	-	-	783,000
Shares issued for stock options and warrants exercised	22,134	22	10,418	-	-	-	-	10,440
Adjustment to entitlement shares from consolidated Mango and US Cobalt stock consolidations	(5)	-	-	-	-	-	-	-
Formation contribution by non- controlling interest (Gerlach Green Energy, LLC)	-	-	-	-	-	-	697,000	697,000
Stock based compensation	-	-	1,657,207	-	-	-	-	1,657,207
Unrealized gain on investment	-	-	-	-	-	95,891	-	95,891
Net loss	-	-	-	-	(5,187,754)	-	(18,768)	(5,206,522)
Balance at March 31, 2009	62,033,882	62,034	64,694,849	-	(15,514,911)	95,891	678,232	50,016,095

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY - Continued
For the Years Ended March 31, 2008, 2009 and 2010
(Stated in U.S. Dollars)

	Number of Shares	Common Shares	Additional Paid-In Capital	Stock Issuable	Accumulated Deficit	Accumulated Comprehensive Income	Non- controlling Interest	Totals

Balance at April 1, 2009	62,033,882	$62,034	$64,694,849	$-	$(15,514,911)	$95,891	$678,232	$50,016,095

Stock issued from the exercise of stock options	304,375	304	368,110	-	-	-	-	368,414
Subscription receipts issued August 17, 2009 (note 9)	-	-	-	9,120,294	-	-	-	9,120,294
Stock issued from subscription receipts on December 17, 2009 (note 9)	8,100,000	8,100	9,112,194	(9,120,294)	-	-	-	-
Capital stock issued as result of a private placement closed March 16, 2010, net of issuance costs (note 10)	8,209,519	8,210	7,914,186	-	-	-	-	7,922,396
Stock based compensation	-	-	1,577,672	-	-	-	-	1,577,672
Unrealized gain on investment	-	-	-	-	-	40,802	-	40,802
Net loss	-	-	-	-	(5,838,850)	-	(20,345)	(5,859,195)

Balance at March 31, 2010	78,647,776	$78,648	$83,667,011	$-	$(21,353,761)	$136,693	$657,887	$63,186,478

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Stated in U.S. Dollars)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

When U.S. Cobalt Inc. (“GTH” or the “Company”) completed a reverse take-over on December 19, 2003, the former stockholders of U.S. Geothermal Inc. (“GEO – Idaho”) a company incorporated on February 26, 2002 in the State of Idaho, U.S.A. acquired control of GTH. In connection with the transaction, U.S. Cobalt Inc. changed its name to U.S. Geothermal Inc. and consolidated its common stock on a one new to five old basis. All references to common shares in these financial statements have been restated to reflect the roll-back of common stock.

The Company constructs and manages power plants that utilize geothermal resources to produce energy. The Company’s operations have been, primarily, focused in the Western United States of America.

All references to “dollars” or “$” are to United States dollars and all references to $ CDN are to Canadian dollars.

Basis of Presentation

The Company consolidates subsidiaries that it controls (more-than-50% owned) and entities over which control is achieved through means other than voting rights. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as well as one controlling interest. The accounts of the following companies are consolidated in these financial statements:

i)	U.S. Geothermal Inc. (incorporated in the State of Delaware);
ii)	U.S. Geothermal Inc. (incorporated in the State of Idaho);
iii)	Gerlach Geothermal LLC (organized in the State of Delaware);
iv)	U.S. Geothermal Services, LLC (organized in the State of Delaware);
v)	USG Nevada LLC (organized in the State of Delaware);
vi)	USG Gerlach LLC (organized in the State of Delaware);
vii)	USG Oregon LLC (organized in the State of Delaware)
viii)	Oregon USG Holdings, LLC (organized in the State of Delaware); and
ix)	U.S. Geothermal Guatemala, S.A.

All intercompany transactions are eliminated upon consolidation.

Raft River Energy I LLC (“RREI”), previously a 100% owned subsidiary, was consolidated through July 2006, after which the entity is recorded under the equity method (note 4).

In cases where the Company owns a majority interest in an entity but does not own 100% of the interest in the entity it recognizes a non-controlling interest. The Company will recognize 100% of the assets and liabilities of the entity, and disclose the non-controlling interest. The statements of operations will consolidate the subsidiary’s full operations, and will separately disclose the elimination of the non-controlling interest’s allocation of profits and losses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are summarized accounting policies considered to be significant by the Company’s management:

Accounting Method

The Company’s consolidated financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied in the preparation of the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the consolidated financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s consolidated financial position and consolidated results of operations.

Cash and Cash Equivalents

The Company considers all unrestricted cash, short-term deposits, and other investments with original maturities of no more than ninety days when acquired to be cash and cash equivalents for the purposes of the statement of cash flows. Discussion regarding restricted cash is included in Note 3.

Trade Accounts Receivable Allowance for Doubtful Accounts

Management estimates the amount of trade accounts receivable that may not be collectible and records an allowance for doubtful accounts, accordingly. The allowance is an estimate based upon aging of receivable balances, historical collection experience, and the periodic credit evaluations of our customers’ financial condition. Receivable balances are written off when we determine that the balance is uncollectible. As of March 31, 2010 and 2009, there were no balances that were over 90 days past due and no balance in allowance for doubtful accounts was recognized.

Concentration of Credit Risk

The Company’s cash and cash equivalents, including restricted cash, consisted of commercial bank deposits, money market accounts, and petty cash. Cash deposits are held in a commercial bank in Boise, Idaho. The accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per legal entity through December 31, 2013. At March 31, 2010, the Company held no deposits not subject to FDIC insurance. The money market funds totaled $13,025,588, and are invested in government backed securities and not subject to deposit insurance.

Equity Securities

We determine the appropriate classification of marketable securities at the time of purchase and reevaluate this designation as of each balance sheet date. We classify these securities as either held-to-maturity, trading, or available-for-sale. All marketable securities and restricted investments were classified as available-for-sale securities. The Company classifies its investments as “available for sale” because it does not intend to actively buy and sell for short-term profits. The Company's investments are subject to market risk, primarily interest rate and credit risk. The fair value of investments is determined using observable or quoted market prices for those securities.

Available-for-sale securities are carried at fair value, with unrealized gains and losses included as a component of accumulated other comprehensive income (loss). Realized gains and losses, declines in value judged to be other than temporary and interest on available-for-sale securities are included in net income. The cost of securities sold is based on the specific identification method.

Allocation of Profits and Losses from Subsidiaries with Complex Ownership Structures

For subsidiaries that have contractually complex ownership rights, benefits and obligations, the Company utilizes the hypothetical liquidation at book value method (“HLBV”) for allocating profits and losses. This method utilizes the specific terms outlined in the subsidiary’s operating agreement or other authoritative documents. These terms may include cash disbursement terms, associated financial instruments, debt arrangements, and rights to specific revenue streams.

According to the operating agreement, upon liquidation and, after payment of all outstanding debts, any remaining funds would be distributed to the Members in accordance to their positive capital account balance ratio. Certain contract provisions contain allocation of profit and loss items to arrive at the capital account balances. Since the Company is currently the minority member recording their investment in RREI under the equity method, we utilize a hypothetical liquidation at book value at each balance sheet date to value our investment.

For our investment in RREI, the investment will change based upon actual capital contributions, actual cash distributions, 70% of revenue from renewable energy credits, and 1% of all other profit and loss items. See Note 5.

Property, Plant and Equipment

Property, plant and equipment, including assets under capital lease, are recorded at historical cost. Costs of acquisition of geothermal properties are capitalized on a geothermal reservoir basis. If a geothermal reservoir is abandoned, the associated costs that have been capitalized are charged to income in the year of abandonment. Major improvements that significantly increase the useful lives and/or capabilities of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. Where appropriate, terms of property rights and revenue contracts can influence the determination of estimated useful lives. Estimated useful lives by major asset categories are summarized as follows:

Estimated Useful
Asset Categories	Lives in Years

Furniture, vehicle and other equipment	4
Power plant, buildings and improvements	15 to 30
Wells	30
Well pumps and components	5 to 15
Pipelines	30
Transmission lines	30

Intangible Assets

All costs directly associated with the acquisition of geothermal and water rights are capitalized as intangible assets. These costs are amortized over their estimated utilization period. There are several factors that influence the estimated utilization periods as well as underling fair value that include, but are not limited to, the following:

     -     contractual expiration terms of the right,
     -     contractual terms of an associated revenue contract (i.e., PPAs),
     -     compliance with utilization and other requirements, and
     -     hierarchy of other right holders who share the same resource.

Currently, amortization expense is being calculated on a straight-line basis over an estimated utilization period of 30 years. If an intangible water or geothermal right is forfeited or otherwise lost, the remaining unamortized costs are expensed in the period of forfeiture. An impaired right is reduced to its estimated fair market value in the year the impairment in realized. Costs incurred that extend the term of an intangible right are capitalized and amortized over the new estimated period of utilization.

Impairment of Long-Lived Assets

The Company evaluates its long-term assets annually for impairment or when circumstances or events occur that may impact the fair value of the assets. The fair value of geothermal property is primarily evaluated based upon the present value of expected revenues directly associated with those assets. An impairment loss would be recognized if the carrying amount of a capitalized asset is not recoverable and exceeds its fair value. Management believes that there have not been any circumstances that have warranted the recognition of losses due to the impairment of long-lived assets as of March 31, 2010.

Stock Options Granted to Employees and Non-employees

The Company follows financial accounting standards that require the measurement of the value of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. For employees, directors and officers, the fair value of the awards are expensed over the vesting period. The current vesting period for all options is eighteen months.

Non-employee stock-based compensation is granted at the Board of Director’s discretion to award select consultants for exceptional performance. Prior to issuance of the awards, the Company was not under any obligation to issue the stock options. Subsequent to the award, the recipient was not obligated to perform any services. Therefore, the fair value of these options was expensed on the grant date, which was also the measurement date.

Under the fair value recognition provisions, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

The Company has adopted a standard that states that if certain conditions are present surrounding the issuance of equity instruments as share based compensation, then circumstances may warrant the recognition of a liability for financial reporting purposes. One such condition is present when the Company issued stock options denominated in a foreign currency (Canadian dollars) to employees. Authors of the standard have reasoned that when a condition is present that creates a financial risk to the recipient in addition to normal market risks (i.e., foreign currency translation risk), then the instrument takes on the characteristics of a liability, rather than an equity item. As the underlying stock options are exercised or are forfeited, then the stock based compensation liability will be reduced. The Company’s financial statements reflect these changes in the consolidated balance sheet. As the value of the options change over the vesting periods, these changes will ultimately be reflected in the amount of expense charged to operations.

Earnings Per Share

The Company follows financial accounting standards, which provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Although there were common stock equivalents outstanding at March 31, 2010 and 2009, they were not included in the calculation of earnings per share because their inclusion would have been considered anti-dilutive. Total common stock equivalents at March 31, 2010 and 2009 were 96,404,418 and 69,655,857; respectively

Financial Instruments

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

Revenue

Revenue Recognition

The energy sales revenue is recognized when the power is produced and delivered to the customer under the terms defined in the Power Purchase Agreements. Revenues from energy credits sales are recognized when the Company has met the terms of certain energy sales agreements with a financially capable buyer and has met the applicable governing regulations. Management fee income is recognized when the services have been provided. Royalties and Lease revenues are recognized as the resource has been utilized and other contractual obligations have been met.

Revenue Source

All of the Company’s direct and indirect operating revenues originate from energy production from its interests in geothermal power plants located in the states of Idaho and Nevada. All of the management fees and royalty revenues are earned from its subsidiary located in South Eastern Idaho. All of the power sales are earned from a power plant located in North Western Nevada.

Recent Accounting Pronouncements

Fair Value Measurements

In January 2010, FASB issued Financial Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“Update 2010-06”). Update 2010-06 is intended to improve disclosures originally defined in accounting standards. Update 2010-06 requires new discloses summarized as follows:

1)

Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

2)

Activity in level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements.

The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is still evaluating the impact of this Update. The Company does not expect the adoption of this standard to have a direct quantitative material impact on its financial position or results of operations. Management expects that it will have an impact on the content of future financial statement disclosures.

Subsequent Events

On January 2010, FASB issued Financial Accounting Standards Update 2010-09, Subsequent Events (Topic 958): Amendments to Certain Recognition and Disclosure Requirements (“Update 2010-09”). Update 2010-09 issued to provide clarification of questions that have arisen in practice about Topic 855, Subsequent Events. This Update addresses both the interaction of the requirements of this Topic with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events. Amendments of this Update will be effective for interim or annual periods ending after June 15, 2010. The Company has adopted this Update.

Compensation-Stock Compensation

On January 2010, FASB issued Financial Accounting Standards Update 2010-13, Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. (“Update 2010-13”). Update 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. Amendments of this Update are effective for fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2010. The Company is still evaluating the impact of this Update. The adoption of this Update may have an impact in the statement of financial position.

NOTE 3 – RESTRICTED CASH

The Company maintains cash balances that are restricted under Letter of Credit covenants for State and Federal well bonding requirements. These bonds renew on an annual basis. Restricted cash balances and explanations of the nature of the restrictions are summarized as follows:

	March 31,	March 31,
State Agency	2010	2009

Idaho Department of Water Resources, Geothermal Well Bond	$260,000	$260,000
State of Nevada Division of Minerals, Statewide Drilling Bond	50,000	50,000
Bureau of Land Management, Geothermal Lease Bonds	150,000	150,000
Oregon Department of Geology and Mineral Industries, Mineral Land and Reclamation Program	125,000	25,000

	$585,000	$485,000

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

NOTE 4 – INVESTMENT IN EQUITY SECURITIES

Investments in equity securities consisted of the following:

Amount
Available-for-sale equity securities:
Cost basis	$88,515
Unrealized gains	95,891
Foreign exchange losses	(34,237)
Fair value at March 31, 2009	150,169
Unrealized gains	54,812
Unrealized losses	(14,010)
Foreign exchange gains	20,004

Fair value at March 31, 2010	$210,975

NOTE 5 – INVESTMENT IN SUBSIDIARIES

Raft River Energy I is a joint venture between the Company and Raft River I Holdings, LLC a subsidiary of Goldman Sachs Group, Inc. An Operating Agreement governs the rights and responsibilities of both parties. RREI is a voting interest entity recorded on the financial records of the Company as an equity investment. For book and income tax purposes, Raft River I Holdings, LLC will receive a greater proportion of the share of losses and other income tax benefits. Additionally, during the initial years of operations Raft River I Holdings, LLC will receive a larger allocation of cash distributions.

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

As of March 31, 2010, the Company has contributed $17,953,640 in cash and property to the project, while Raft River Holdings, LLC has contributed $34,170,100.

For periods prior to August 2006, the Company was the 100% owner of RREI and consolidated the loss. For the period August 2006 to September 2009, U.S. Geothermal Inc. recorded RREI under the equity method of accounting for investments in subsidiaries based on the HLBV method.

Effective December 26, 2008, the fiscal year for RREI was changed to a calendar year due to the conversion of Goldman Sachs to a bank holding company. RREI’s latest financial information is summarized as follows:

	As of December	As of November
	31, 2009	28, 2008

Total current assets	$808,084	$1,994,238
Property and equipment	47,993,261	50,016,779
	$48,801,345	$52,011,017

Total liabilities	$791,116	$1,434,413
Total members’ equity	48,010,229	50,576,604
	$48,801,345	$52,011,017

			Fiscal Year	Fiscal Year
	Year Ended	Month Ended	Ended	Ended
	December 31,	December 26,	November 28,	November 30,
	2009	2008	2008	2007

Operating revenues	$4,718,949	$537,831	$4,880,303	$96,743
Operating earnings (loss)	(2,278,806)	352,483	(528,916)	(929,615)
Net earnings (loss)	(2,270,718)	352,960	(448,593)	(834,234)

U.S. Geothermal Inc., portion of net earnings (loss)	$279,072	$54,713	$(156,060)	$(161,092)

For the Company’s investment in RREI, the investment will change based upon actual capital contributions, actual cash distributions, 70% of revenue from renewable energy credits and 1% of all other profits and losses.

The Company’s investment in the RREI has changed since March 31, 2007 as follows:

		Increase (Decrease) in
Year ended	Activity	Investment

March 31, 2007	Investment Account Balance	$6,360,349
	Capital Contributions	10,641,871
	Allocation of profit/loss	6,479
	Prepaid amount	97,000
March 31, 2008	Investment Account Balance	17,105,699
	Capital Contributions	948,054
	Allocation of profit/loss	539,815
	Prepaid amount	(97,000)
March 31, 2009	Investment Account Balance	18,496,568
	Cash distributions	(722,222)
	Allocation of profit/loss	323,929
March 31, 2010	Investment Account Balance	$18,098,275

An investment in a northwest British Columbia geothermal prospect totaling $4,965 and $4,965 for the years ended March 31, 2010 and 2009 is also recorded on the balance sheet as an investment in subsidiary in addition to the investment in Raft River Energy I LLC.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

During the fiscal year ended March 31, 2010, the Company continued well field evaluation and development activities at Neal Hot Springs, Oregon. Well No. 5 (“NHS-5”) costing approximately $1.9 million was substantially completed in October 2009. At fiscal year end, over $379,000 has been spent on temperature gradient wells. Transmission line surveying and engineering costs were incurred for approximately $191,000. Engineering, design and permitting costs of approximately $365,000 were incurred for the future power plant and plant site.

Land and a building were purchased in San Emidio, Nevada for approximately $262,000 for the site of new power plant. Improvements that amounted to over $336,000 were made to the old San Emidio power plant during the fiscal year.

During the fiscal year ended March 31, 2009, construction of Well No. 1 (“NHS-1”) at Neal Hot Springs, Oregon was substantially completed that totaled approximately $2.3 million.

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

Property, plant and equipment, at cost, are summarized as follows:

	March 31, 2010	March 31, 2009
Land	$652,507	$384,000
Power production plant	1,665,882	1,329,527
Wells	3,617,312	3,617,312
Furniture and equipment	785,606	704,887
	6,721,307	6,035,726
Less: accumulated depreciation	(1,396,605)	(686,471)
	5,324,702	5,349,255
Construction in progress	11,225,304	7,807,445

	$16,550,006	$13,156,700

Changes in Construction in Progress for the fiscal year ended March 31, at cost, are summarized as follows:

	March 31, 2010	March 31, 2009
Beginning balance	$7,807,445	$3,096,106
Current development construction	3,417,859	5,006,644
Transfers into production	-	(295,305)
Write-off of unsuccessful projects	-	-
Ending balances	$11,225,304	$7,807,445

Construction in Progress, at cost, consisted of the following projects/assets by location at fiscal year ends, are as follows:

	March 31,	March 31,
	2010	2009
Raft River, Idaho:
Unit II, power plant, substation and transmission lines	$733,284	$731,100
Unit II, well construction	2,085,250	2,077,604
	2,818,534	2,808,704
San Emidio, Nevada:
Power plant (Re-power project)	50,872	15,521
Interconnection studies for transmission line	76,032	75,665
Well construction	2,678,102	2,534,244
	2,805,006	2,625,430
Neal Hot Springs, Oregon:
Two production wells	4,916,905	2,312,232
Buildings and site preparation	493,852	41,599
Transmission lines and substation	191,007	19,480
	5,601,764	2,373,311

	$11,225,304	$7,807,445

Depreciation expense was charged to operations for the years ended March 31, 2010, 2009, and 2008 amounted to $714,534, $612,491 and $56,769; respectively.

NOTE 7 – INTANGIBLE ASSETS

On February 19, 2010, the Company completed a water rights purchase agreement between Empire Farms, LLC for the purchase of approximately 724 acre feet of water rights located in the San Emidio Dessert in Nevada for a final purchase price of $700,000.

During the fiscal year ended March, 31, 2009, the Company contributed $300,000 in geothermal and mineral rights to a newly formed company, and the other partner contributed $697,000 in geothermal leases and mineral rights. Additional details are provided in note 16.

Intangible assets, at cost, are summarized as follows:

	March 31, 2010	March 31, 2009
Surface water rights	$5,484,059	$4,766,341
Geothermal and mineral rights	11,686,549	11,670,371
	17,170,608	16,436,712
Less: accumulated amortization	(528,093)	(252,566)
	$16,642,515	$16,184,146

Estimated aggregate amortization expense for the next five fiscal years is as follows:

Projected
Amounts
Years ending March 31,
2011	$275,527
2012	275,527
2013	275,527
2014	275,527
2015	275,527

$1,377,635

Amortization expense was charged to operations for the years ended March 31, 2010, 2009 and 2008 amounted to $275,526, $252,566, and $0; respectively.

NOTE 8 – PROVISION FOR INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by accounting standards to allow recognition of such an asset.

At March 31, 2010, the Company had net deferred tax assets calculated at an expected rate, noted in the table below, of approximately $4,897,000 (March 31, 2009 - $4,018,000). As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset was recorded at March 31, 2010 and 2009.

The significant components of the net deferred tax asset calculated with the estimated effective income tax rate at March 31, 2010 and March 31, 2009 were as follows:

	March 31,	March 31,
	2010	2009
Deferred tax assets*:
Net operating loss carry forward	$4,611,000	$4,217,000
Stock based compensation	512,000	-

Deferred tax liabilities*:
Depreciation and amortization	(226,000)	(199,000)
Net deferred income tax asset	4,897,000	4,018,000
Deferred tax asset valuation allowance	(4,897,000)	(4,018,000)

Net deferred tax asset	$-	$-
* - significant components of deferred assets and liabilities are considered to be long-term.

The Company’s estimated effective income tax rate is summarized as follows:

	For the years ended March 31,
	2010	2009	2008

U.S. Federal statutory rate	34.0%	34.0%	34.0%
Average State income tax, net of federal tax effect	3.8	4.2	5.4
Production tax credits	(2.0)	(2.0)	(2.0)
Net effective tax rate	35.8%	36.2%	39.4%

At March 31, 2010, the Company had net income tax operating loss carry forwards of approximately $13,678,000 ($10,187,000 in March 31, 2009), which expire in the years 2023 through 2030. The change in the allowance account from March 31, 2009 to March 31, 2010 was $879,000.

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

Accounting for Income Tax Uncertainties and Related Matters

We may be assessed penalties and interest related to the underpayment of income taxes. Such assessments would be treated as a provision of income tax expense on our financial statements. For the years ended March 31, 2010 and 2009, no income tax expense has been realized as a result of our operations and no income tax penalties and interest have been accrued related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and in the States of Idaho and Oregon. These filings are subject to a three year statute of limitations. Our evaluation of income tax positions included the fiscal years ended March 31, 2009, 2008, and 2007 which could be subject to agency examinations as of March 31, 2010. No filings are currently under examination. No adjustments have been made to reduce our estimated income tax benefit at fiscal year end. Any valuations relating to these income tax provisions will comply with U.S. generally accepted accounting principles.

NOTE 9 - CAPITAL LEASE OBLIGATION

Effective November 10, 2008, the Company entered into a capital lease obligation for the purchase of a forklift that is payable in monthly payments of $1,193 including interest to Wells Fargo Equipment, Inc. The contract includes a purchase of option of $5,345 the end of the lease term scheduled for November 2012. At March 31, 2010, equipment under capital lease amounted to $53,450 ($14,253 accumulated amortization). The schedule of minimum lease payments is as follows:

Years Ending March 31,	Principal	Interest	Totals
2011	$11,837	$2,479	$14,316
2012	12,736	1,580	14,316
2013	14,372	518	14,890
	$38,945	$4,577	$43,522

NOTE 10 – PROMISORY NOTE PAYABLE

On July 7, 2009, the Company financed the purchase 40 acres of land and a building on property adjacent to our San Emidio power plant facility with a promissory note. The note for $230,000, is payable in 24 successive monthly installments commencing on the second month following the date of disbursement. The first 23 payments consist of interest only on the outstanding principal at 3.25% per annum. The entire principal and the accrued interest are due on the final payment. The note is unsecured. In the event of an assignment for the benefit of creditors, application for the appointment of a receiver or filing of a voluntary or involuntary petition in bankruptcy by or against the Company, the holder may declare this note immediately due and payable in full.

NOTE 11 – SUBSCRIPTION RECEIPTS/STOCK ISSUABLE

In the second quarter ended September 30, 2009, the Company entered into an agreement to privately place approximately 8,100,000 Subscription Receipts (“Receipt”) at $1.35 CDN ($1.22) per Receipt for gross proceeds of approximately $10,935,000 CDN ($9,882,000). Each Receipt was automatically exchanged, without additional consideration on the exchange date for one (“Unit”) of the Company. The exchange date was December 17, 2009. Each Unit consisted of one share of common stock of the Company and one half of one common stock purchase warrant (a "Warrant"). Each Warrant entitled the holder thereof to acquire one additional share of common stock of the Company for a period of 24 months following the closing of the offering for $1.75 per share of common stock.

NOTE 12 - CAPITAL STOCK

The Company is authorized to issue 250,000,000 shares of common stock. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.

On March 16, 2010, the Company completed a private placement stock offering where the Company issued 8,209,519 shares of Common Stock at a price of $1.05 per share for gross proceeds of $8.6 million ($7,922,396 net proceeds). Each investor was, also, issued a common share purchase warrant (“Warrant”) exercisable for 50% of the number of shares of Common Stock purchased. Each Warrant is exercisable at $1.25 per share for a period of five years beginning September 16, 2010.

During the quarter ended March 31, 2010, the Company issued 75,000 common shares to an employee of the Company upon exercise of stock options at a strike price of $0.90.

During the quarter ended December 31, 2009, the Company issued 181,375 common shares to employees and consultants of the Company upon exercise of stock options at a strike prices between $0.72 and $0.92.

As described in Note 9, the Company issued 8,100,000 shares for $1.35 CDN ($1.22) on December 17, 2009 for the exchange of subscription receipts.

During the quarter ended September 30, 2009, the Company issued 48,000 common shares to employees of the Company upon exercise of stock options at a strike price of $0.92.

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

NOTE 13 - STOCK BASED COMPENSATION

The Company has a stock option plan (the “Stock Option Plan”) for the purpose of attracting and motivating directors, officers, employees and consultants of the Corporation and advancing the interests of the Corporation. The Stock Option Plan is a 10% rolling plan approved by shareholders in September 2006, whereby the Company can grant options to the extent of 10% of the current outstanding common shares. Under the plan, all forfeited and exercised options can be replaced with new offerings. As of March 31, 2010, the Company can issue stock option grants totaling up to 7,864,778 shares. Options are granted for a term of up to five years from the date of grant. Stock options granted generally vest over a period of eighteen months, with 25% vesting on the date of grant and 25% vesting every six months thereafter. Effective April 1, 2007, all grants will be stated in U.S. dollars. The Company recognizes compensation expense using the straight-line method of amortization. Historically, the Company has issued new shares to satisfy exercises of stock options and the Company expects to issue new shares to satisfy any future exercises of stock options. At March 31, 2010, the Company had 5,729,875 options granted and outstanding.

During the quarter ended September 30, 2009, the Company granted 80,000 stock options to employees exercisable at a price of $1.58 until September 23, 2014.

During the quarter ended June 30, 2009, the Company granted 1,795,000 stock options to employees and consultants exercisable at a price of $0.92 until May 26, 2014.

The following table reflects the summary of stock options outstanding at March 31, 2007 and changes during the years ended March 31, 2008, 2009 and 2010:

		Weighted
		Average	Weighted
	Number of	Exercise	Average	Aggregate
	shares under	Price Per	Fair	Intrinsic
	options	Share	Value	Value

Balance outstanding, March 31, 2007	2,936,128	$0.91	$0.76	$2,225,222
Forfeited	(5,000)	0.94	0.80	(4,000)
Exercised	(806,250)	0.80	0.63	(511,494)
Granted	775,000	2.41	1.66	1,288,080
Balance outstanding, March 31, 2008	2,899,878	1.22	1.03	2,997,808

Forfeited	(238,494)	0.98	0.63	(151,013)
Exercised	(22,134)	0.57	0.28	(6,093)
Granted	1,600,000	2.19	0.87	1,394,017
Balance outstanding, March 31, 2009	4,239,250	1.62	1.00	4,234,719
Forfeited	(80,000)	2.34	1.95	(156,000)
Exercised	(304,375)	0.90	0.82	(249,588)
Granted	1,875,000	0.95	0.78	1,466,898
Balance outstanding, March 31, 2010	5,729,875	$1.49	$0.92	$5,296,029

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

The fair value of the stock options granted was estimated using the Black-Scholes option-pricing model and is amortized over the vesting period of the underlying options. The assumptions used to calculate the fair value are as follows:

	Year Ended March 31,
	2010	2009	2008
Dividend yield	0	0	0
Expected volatility	71-93%	71-82%	71-140%
Risk free interest rate	0.46-1.32%	1.74-2.23%	1.74-5.10%
Expected life (years)	3.17	3.25	3.18

Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following table summarizes information about the stock options outstanding at March 31, 2010:

OPTIONS OUTSTANDING
		REMAINING	NUMBER OF
EXERCISE	NUMBER OF	CONTRACTUAL	OPTIONS	INTRINSIC
PRICE	OPTIONS	LIFE (YEARS)	EXERCISABLE	VALUE

$1.00 CDN	1,443,000	1.00	1,443,000	$1,465,385
1.15 CDN	78,750	1.33	78,750	86,626
1.40 CDN	157,500	1.83	157,500	139,271
0.92	1,740,625	4.15	867,125	612,825
1.78	95,000	3.48	95,000	81,172
2.22	1,475,000	3.12	1,475,000	1,798,611
2.41	660,000	2.33	660,000	466,274
1.58	80,000	4.17	40,000	15,550

$1.49	5,729,875	2.77	4,816,375	$4,665,714

The following table summarizes information about the stock options outstanding at March 31, 2009:

OPTIONS OUTSTANDING
		REMAINING	NUMBER OF
EXERCISE	NUMBER OF	CONTRACTUAL	OPTIONS	INTRINSIC
PRICE	OPTIONS	LIFE (YEARS)	EXERCISABLE	VALUE

$0.72 CDN	12,500	0.58	12,500	$5,325
0.90 CDN	237,500	0.58	237,500	118,332
1.00 CDN	1,443,000	2.00	1,443,000	1,465,385
1.15 CDN	78,750	2.33	78,750	86,626
1.40 CDN	157,500	2.83	157,500	139,271
1.78	95,000	4.48	47,500	40,586
2.22	1,505,000	4.12	752,500	917,596
2.41	710,000	3.33	710,000	501,598

$1.62	4,239,250	2.98	3,439,250	$3,274,719

A summary of the status of the Company’s nonvested stock options outstanding at March 31, 2007 and changes during the fiscal years ended March 31, 2008, 2009 and 2010 are presented as follows:

		Weighted	Weighted
		Average Grant	Average
	Number of	Date Fair Value	Grant Date
	Options	Per Share	Fair Value

Nonvested, March 31, 2007	1,071,500	$0.91	$0.82
Granted	775,000	2.41	1.54
Vested	(1,422,125)	2.15	1.37
Forfeited	(5,000)	0.96	0.80
Nonvested, March 31, 2008	419,375	1.08	1.43
Granted	1,600,000	2.19	1.22
Vested	(980,881)	2.25	1.26
Forfeited	(238,494)	0.98	0.63
Nonvested, March 31, 2009	800,000	2.19	1.20

Granted	1,875,000	0.95	0.70
Vested	(1,681,500)	1.52	0.97
Forfeited	(80,000)	2.34	0.90
Nonvested, March 31, 2010	913,500	$0.95	$0.69

As of March 31, 2010, there was $411,575 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of options vested at March 31, 2010 and 2009 was $1,468,169 and $1,614,789; respectively.

Stock Purchase Warrants

At March 31, 2010, the outstanding broker warrants and share purchase warrants consisted of the following:

		Broker
		Warrant	Share	Warrant
	Broker	Exercise	Purchase	Exercise
Expiration Date	Warrants	Price	Warrants	Price

April 28, 2010	191,475	$2.34	3,191,250	$3.00
August 17, 2011	243,000	1.22	4,050,000	1.75
September 16, 2015	246,285	1.25	4,104,757	1.25

NOTE 14 – FAIR VALUE MEASUREMENT

On April 1, 2008, the Company adopted the provisions related to its financial assets and liabilities measured at fair value on a recurring basis. Current U.S. generally accepted accounting principles establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

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

The following table discloses by level within the fair value hierarchy the Company’s assets and liabilities measured and reported on its Consolidated Balance Sheet as of March 31, 2010 at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
Assets:
Money market accounts	$13,025,588	$13,025,588	$-	$-
Investment in equity securities	210,975	-	210,975	-
	$13,236,563	$13,025,588	$210,975	$-

As allowed by current financial reporting standards, the Company has elected not to implement fair value recognition and reporting for all non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis, that is, at least annually.

Changes in Level 3 assets measured at fair value on a recurring basis for the years ended March 31, 2010 and 2009:

Amounts
Investment in equity securities:
Balance at March 31, 2008	$-
Purchases	88,515
Realized gains/losses	-
Foreign exchange loss	(34,237)
Unrealized gain included in other comprehensive income	95,891
Balance at March 31, 2009	150,169
Purchases	-
Realized gains/losses	-
Foreign exchange loss	11,156
Unrealized gain included in other comprehensive income	92,247
Transfer out of classification	(253,572)
Balance at March 31, 2010	$-

The equity securities purchased in June 2008 are actively traded on a stock exchange; however, the securities held by the Company are subject to trading restrictions. Therefore, the investment was moved from Level 3 to Level 2.

NOTE 15 - RELATED PARTY TRANSACTIONS

At March 31, 2010 and 2009 the amounts of $1,897 and $2,491, respectively, are payable to directors and officers of the Company. These amounts are unsecured and due on demand.

The Company’s subsidiary Raft River Energy I, LLC (“RREI”) owed the Company $356,571 and $271,475 at March 31, 2010 and 2009; respectively, for operating and maintenance expenses. The receivable balance is comprised of unsecured demand obligations due within twelve months. The Company received the following revenues from RREI:

	Year Ended March 31,
	2010	2009	2008
Management fees	$250,000	250,000	$62,500
Lease and royalties	209,544	97,098	121,742
	$459,544	$347,098	$184,242

The Company’s equity investment in RREI is adjusted monthly for our share of the profit and loss based on various revenue stream and cost allocations. Our share of the costs to RREI associated with the above noted management fees and lease and royalty revenues are deemed immaterial at this time, and related U.S. Geothermal, Inc.’s revenues and RREI costs have not been eliminated in the financial statements.

The Company incurred the following transactions with directors and officers:

	Year Ended March 31,
	2010	2009	2008
Director fees	$60,000	$60,000	$41,250
Administrative services	-	-	22,321
Consulting fees	-	-	16,000
	$60,000	$60,000	$79,571

NOTE 16 - DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

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

As a result of the above, under Canadian GAAP the following line items in the consolidated balance sheets and income statements would have been presented as follows:

Consolidated Balance Sheets	U.S. GAAP March 31, 2010	Canadian GAAP March 31, 2010	U.S. GAAP March 31, 2009	Canadian GAAP March 31, 2009
Plant, Property and Equipment	$16,547,730	$16,988,341	$13,156,700	$13,597,311
Intangible Assets	16,642,515	16,642,515	16,184,146	16,184,146
Total Assets	65,746,473	66,187,084	52,451,343	52,891,954
Stockholders’ Equity	63,262,190	63,702,801	49,337,863	49,778,474
Total Liabilities and Stockholders’ Equity	$65,746,473	$66,187,084	$52,451,343	$52,891,954

Consolidated Statements of Operations and Comprehensive Loss	U.S. GAAP Year Ended March 31, 2010	Canadian GAAP Year Ended March 31, 2010	U.S. GAAP Year ended March 31, 2009	Canadian GAAP Year ended March 31, 2009
Loss from Operations	$(5,907,481)	$(5,907,481)	$(5,324,666)	$(5,324,666)
Net Loss Attributable to U.S. Geothermal Inc.	$(5,763,138)	$(5,763,138)	$(5,187,754)	$(5,187,754)

NOTE 17 - COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements

The Company has entered into several lease agreements with terms expiring up to December 1, 2034 for geothermal properties in Washoe County Nevada; Neal Hot Springs, Oregon and adjoining the Raft River properties in Raft River, Idaho. The Company incurred total lease expenses for years ended March 31, 2010, 2009 and 2008, totaling $92,117, $81,392 and $82,700; respectively.

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

Gerlach

The Gerlach Geothermal LLC assets are comprised of two BLM geothermal leases and one private lease totaling 3,615 acres. Both BLM leases have a royalty rate which is based upon 10% of the value of the resource at the wellhead. The amounts are calculated according to a formula established by Minerals Management Service (“MMS”). One of the two BLM leases has a second royalty commitment to a third party of 4% of gross revenue for power generation and 5% for direct use based on BTUs consumed at a set comparable price of $7.00 per million BTU of natural gas. The private lease has a 10 year primary term and would receive a royalty of 3% gross revenue for the first 10 years and 4% thereafter.

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

Office Lease

The Company entered into a 3 year lease contract effective January 1, 2008 through January 31, 2011, for general office space for an executive office located in Boise, Idaho. The lease payments are due in monthly installments that start at $5,637 per month and increase annually to $5,981 per month. The Company incurred total office lease expenses for years ended March 31, 2010, 2009 and 2008, totaling $70,026, $67,987 and $11,275; respectively.

The following is the total contracted lease operating obligations (operating leases, BLM lease agreements and office lease) for the next five fiscal years:

Year Ending March 31,	Amount
2011	$154,124
2012	94,579
2013	66,642
2014	64,138
2015	57,099
Thereafter	74,192

Power Purchase Agreements

The Company has signed a power purchase agreement with Idaho Power Company for sale of power generated from its joint venture Raft River Energy I, LLC. The Company has also signed a transmission agreement with Bonneville Power Administration for transmission of the electricity from this plant to Idaho Power, and from the phase two plants to other purchasers. These agreements will govern the operational revenues for the initial phases of the Company’s operating activities.

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

401(k) Plan

The Company offers a defined contribution plan qualified under section 401(k) of the Internal Revenue Code to all its eligible employees. All employees are eligible at the beginning of the quarter after completing 3 months of service. The plan requires the Company to match 25% of the employee’s contribution up to 6%. Employees may contribute up to the maximum allowed by the Internal Revenue Code.

NOTE 18 – JOINT VENTURES

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

Gerlach Geothermal LLC

On April 28, 2008, the Company formed Gerlach Geothermal, LLC (“Gerlach”) with our partner, Gerlach Green Energy, LLC (“GGE”). The purpose of the joint venture is the exploration of the Gerlach geothermal system, which is located in northwestern Nevada, near the town of Gerlach. Based upon the terms of the members’ agreement, the company owns a 60% interest and GGE owns a 40% interest in Gerlach Geothermal, LLC. The agreement gives GGE an option to maintain its 40% ownership interest as additional capital contributions are required. If GGE dilutes to below a 10% interest, their ownership position in the joint venture would be converted to a 10% net profits interest. The Company has contributed $746,000 in cash and $300,000 for a geothermal lease and mineral rights; and the GGE has contributed $697,000 of geothermal lease, mineral rights and exploration data.

The consolidated financial statements reflect 100% of the assets and liabilities of Gerlach, and report the current non-controlling interest of GGE. The full results of Gerlach’s operations will be reflected in the statement of operations with the elimination of the non-controlling interest identified.

NOTE 19 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that have occurred after the balance sheet date through June 9, 2010, which is considered to be the issuance date. The following event was identified for disclosure:

Republic of Guatemala Concession

On April 15, 2010, the Company announced that its wholly owned subsidiary (U.S. Geothermal Guatemala S.A.) was awarded a geothermal energy rights concession in Guatemala. The concession area is located 14 miles southwest of Guatemala City. The concession contains 24,710 acres (38.6 square miles) of energy rights located in the center of the Aqua and Pacaya twin volcano complex. A key asset included in the concession is the El Ceibillo geothermal project which has nine existing geothermal wells. Two wells are currently producing steam for local industrial use.