Form 10-K, Exhibit 13
period 2010-03-31
US GEOTHERMAL INC
filed 2010-06-09
CIK 1172136

Raft River Energy I LLC
Financial Statements
December 31, 2009

Raft River Energy I LLC
Index
December 31, 2009

Page(s)
Report of Independent Auditors	1
Financial Statements
Balance Sheets	2
Statements of Operations	3
Statements of Cash Flows	4
Statements of Member's Equity	5
Notes to Financial Statements	6–13

PricewaterhouseCoopers LLP 1300 SW Fifth Avenue Suite 3100 Portland OR 97201 Telephone (971) 544-4000 Facsimile (971) 544-4100

Report of Independent Auditors

To the Members of Raft River Energy I LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of members' equity present fairly, in all material respects, the financial position of Raft River Energy I LLC at December 31, 2009 and November 28, 2008, and the results of its operations and its cash flows for the fiscal years ended December 31, 2009, November 28, 2008 and November 30, 2007 and for the one-month period ended December 26, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Company has entered into significant transactions with certain related parties.

/s/ PricewaterhouseCoopers LLP

March 31, 2010

Raft River Energy I LLC
Balance Sheets
December 31, 2009

	December 31,	November 28,
	2009 *	2008 *

Assets
Current assets
Cash and cash equivalents	$175,688	$1,270,847
Accounts receivable, trade	463,791	540,600
Accounts receivable, related party	26,935	-
Inventories	116,188	67,722
Other current assets	25,482	115,069
Total current assets	808,084	1,994,238
Property, plant and equipment, net
Property and equipment, net accumulated depreciation	47,967,225	49,595,456
Construction in progress	26,036	421,323
Total property, plant and equipment, net	47,993,261	50,016,779
Total Assets	$48,801,345	$52,011,017
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$218,284	$1,272,555
Accounts payable related party	572,832	161,858
Total current liabilities	791,116	1,434,413

Commitments and Contingencies (Note 5)

Member's equity
Class A units - Raft River Holdings, LLC	33,943,416	34,143,100
Class B units - U.S Geothermal Inc.	17,504,708	17,953,640
Accumulated deficit	(3,437,895)	(1,520,136)
Total member's equity	48,010,229	50,576,604
Total Liabilities and Members' Equity	$48,801,345	$52,011,017

* - See change in fiscal year-end, Note 9

The accompanying notes are an integral part of these financial statements.

Raft River Energy I LLC
Statements of Operations
Year Ended December 31, 2009

	For the Year	For the Month	For the Year	For the Year
	Ended	Ended	Ended	Ended
	December 31	December 26	November 28	November 30
	2009*	2008*	2008	2007

Operating revenue
Energy sales	$4,281,588	$486,295	$4,285,076	$96,743
Renewable energy credit sales	437,361	51,536	595,228	-
Total operating revenues	4,718,949	537,831	4,880,304	96,743
Operating expenses
Insurance	225,619	16,934	191,116	17,858
Office and administration	51,216	1,227	37,859	58,424
Travel and promotion	9,486	396	22,879	33,774
Management and professional fees	518,582	(79,334)	466,427	458,489
Plant and well field	2,523,365	53,753	1,392,098	193,041
Salaries and related costs	806,904	(47,743)	616,205	171,202
Lease, rent and royalties	118,027	11,740	206,554	61,265
Utilities	695,874	58,929	608,197	24,450
Depreciation	2,048,682	169,446	1,719,927	7,855
Loss on equipment disposal	-	-	147,958	-
Total operating expenses	6,997,755	185,348	5,409,220	1,026,358

Income/(Loss) from operations	(2,278,806)	352,483	(528,916)	(929,615)

Other income
Interest income	8,088	477	80,323	95,381
Total other income	8,088	477	80,323	95,381

Net Income/(Loss)	$(2,270,718)	$352,960	$(448,593)	$(834,234)

* - See change in fiscal year-end, Note 9

The accompanying notes are an integral part of these financial statements.

Raft River Energy I LLC
Statements of Cash Flows
Year Ended December 31, 2009

	For the Year	For the Month	For the Year	For the Year
	Ended	Ended	Ended	Ended
	December 31,	December 26,	November 28,	November 30,
	2009*	2008*	2008	2007
Cash flow from Operating Activities
Net loss	$(2,270,718)	$352,960	$(448,593)	$(834,234)
Add/deduct items not affecting cash
Depreciation	2,048,682	169,446	1,719,927	7,855
Loss on disposal of equipment	-	-	147,958	-
Other non-cash items	(25,000)	-	(27,000)	-
Net changes in
Accounts receivable	47,694	29,115	(481,469)	(59,131)
Inventory	(45,290)	(3,176)	(67,722)	-
Accounts payable and accrued liabilities	401,683	11,366	365,892	(42,897)
Other current assets	72,653	16,934	(107,403)	1,016
Total cash provided (used) by operating activities	229,704	576,645	1,101,590	(927,391)
Cash Flow from Investing Activities
Purchases of property, plant and equipment	(303,924)	(973,966)	(4,713,254)	(30,509,135)
Total cash (used) by investing activities	(303,924)	(973,966)	(4,713,254)	(30,509,135)
Cash Flow from Financing Activities
Capital distributions to member U.S. Geothermal Inc.	(448,934)	-	-	-
Capital distributions to member Raft River Holdings, LLC	(174,684)	-	-	-
Capital contributions from member U.S. Geothermal Inc.	-	-	4,714,926	6,575,000
Capital contributions from member Raft River Holding, LLC	-	-	-	21,620,000
Total cash provided (used) by financing activities	(623,618)	-	4,714,926	28,195,000

Increase (decrease) in Cash and Cash Equivalents	(697,838)	(397,321)	1,103,262	(3,241,526)
Cash and Cash Equivalents at the Beginning of the Period	873,526	1,270,847	167,585	3,409,111
Cash and Cash Equivalents at the End of Period	$175,688	$873,526	$1,270,847	$167,585

Schedule of Non-Cash Transactions:
Equipment contributed by member U.S. Geothermal Inc.	$-	$-	$300,000	$-
Other items:
Accounts payable for capital expenditures	$-	$111,194	$1,056,345	$4,240,610

* - See change in fiscal year-end, Note 9

The accompanying notes are an integral part of these financial statements.

Raft River Energy I LLC
Statements of Member's Equity
Year Ended December 31, 2009

	Class A Units	Class B Units
	Raft River	U.S Geothermal,
	Holdings	Inc	Total

Balance, November 24, 2006	$12,413,185	$6,263,320	$18,676,505
Capital contributions	21,620,000	6,575,000	28,195,000
Net Loss	(673,142)	(161,092)	(834,234)
Balance, November 30, 2007	33,360,043	12,677,228	46,037,271
Capital contributions	-	5,014,926	5,014,926
Distributions	(27,000)	-	(27,000)
Net Loss	(292,533)	(156,060)	(448,593)
Balance, November 28, 2008	33,040,510	17,536,094	50,576,604
Net income	298,247	54,713	352,960
Balance, December 26, 2008	33,338,757	17,590,807	50,929,564
Correction of error, Note 8	(797,429)	797,429	-
Distributions	(199,684)	(448,933)	(648,617)
Net income/(loss)	(2,549,790)	279,072	(2,270,718)
Balance, December 31, 2009	$29,791,854	$18,218,375	$48,010,229

* - See change in fiscal year-end, Note 9

The accompanying notes are an integral part of these financial statements.

Raft River Energy I LLC
Notes to Financial Statements
December 31, 2009

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at their estimated net realizable value. The Company has considered the economic conditions, historical trends, contractual terms and financial stability of its major customer when calculating an allowance for uncollectible accounts. At each fiscal year end, management determined that all accounts receivable were collectible and an accrual for an allowance for doubtful accounts was not necessary. Uncollectible accounts are removed when they are deemed uncollectible. Recovered bad debts are recorded as income in the period collected.

Allocation of Profits and Losses

The Company utilizes the hypothetical liquidation at book value method (“HLBV”) for allocating profits and losses. This method utilizes the specific terms outlined in the entity’s organizational contracts and other authoritative documents. These terms include cash disbursement terms, associated financial instruments, debt arrangements, and rights to specific revenue streams.

According to the operating agreement, upon liquidation and, after payment of all outstanding debts, any remaining funds would be distributed to the Members in accordance to their positive capital account balance ratio. Certain contract provisions contain allocation of profit and loss items to arrive at the capital account balances. See Note 8.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and short term instruments with maturities of no more than ninety days when acquired.

Concentration of Risk

The Company’s cash and cash equivalents consisted of commercial bank deposits and a money market account. All cash equivalents are held in a commercial bank located in Boise, Idaho. Deposits held in the regular checking account are subject to Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 (level extended through December 31, 2013). The Company’s cash deposits, at December 31, 2009, totaled $190,591 ($110,591 was not subject to FDIC insurance). The money market funds, at December 31, 2009, totaled $20,266, and were not subject to FDIC insurance.

Raft River Energy I LLC
Notes to Financial Statements
December 31, 2009

Contributed Capital and Membership Structure

Agreements between U.S. Geothermal Inc. and Raft River Holdings LLC were completed for construction financing of Phase I of the Raft River project. To accommodate the construction financing, U.S. Geothermal, Inc. sold 50% of its ownership in the Company to Raft River Holdings in August 2006, with U.S. Geothermal Inc. owning 500 Class B member units and Raft River Holdings owning 500 Class A member units.

As of December 31, 2009, U.S. Geothermal Inc. has contributed $17,953,640 ($17,504,708, net of distributions of $448,932) in cash and property to the project, while Raft River I Holdings LLC has contributed $34,143,100 ($33,943,416, net of distributions of $199,684) in cash. Profits and losses have been allocated according to the HLBV method. See Note 8.

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

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts receivable-related party, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Impairment of Long-Lived Assets

The Company evaluates its long-term assets annually for impairment, or when circumstances or events occur that may impact the fair value of the assets. The fair value of geothermal property is primarily evaluated based upon the present value of expected cash flows directly associated with those assets. An impairment loss would be recognized if the carrying amount of a capitalized asset is not recoverable and exceeds its fair value. Management believes that there have not been any circumstances that have warranted the recognition of losses due to the impairment of long-lived assets as of December 31, 2009, December 26, 2008, November 28, 2008 and November 30, 2007.

Inventory

Inventory consists of supplies and replacement parts needed to maintain the power plant and are not intended for resale. Upon purchase, items are recorded at cost and maintained at the lesser of cost or fair market value. Inventory items are charged to operations in the period they are utilized.

Lease Arrangements

Arrangements which potentially convey the right to use property, plant, or equipment for a stated period of time are analyzed in accordance with financial reporting pronouncements that address determining whether an arrangement contains a lease to assess whether they should be accounted for as leases. For any arrangements that are found to meet the definition of a lease, an assessment is made as to whether they are capital leases or operating leases in accordance with accounting standards.

Raft River Energy I LLC
Notes to Financial Statements
December 31, 2009

Property, Plant and Equipment

Costs of acquisition of geothermal properties are capitalized on a geothermal reservoir basis. If a geothermal reservoir is abandoned, the costs thereof are charged to income in the year of abandonment. Property, plant and equipment are recorded at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. Major improvements that significantly increase the useful lives and/or the capabilities of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

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

Revenue Source

All of the Company’s energy sales are received from one major power company that, primarily, operates in the State of Idaho. All of the power generated originates from the one power plant that utilizes a geothermal reservoir located in southeastern Idaho. Over 99% of the accounts receivable balance at each fiscal year end represented a balance due from one major customer.

Raft River Energy I LLC
Notes to Financial Statements
December 31, 2009

Recent Accounting Pronouncements

Subsequent Events

The FASB has established general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued, as follows:

  The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;
  The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and
  The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This standard is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. Subsequent events have been evaluated through March 31, 2010, which is the date the financial statements were issued.

Codify Accounting Standards

The FASB has established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) recognized by the FASB to be applied by nongovernmental entities, effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC supersedes all existing non-SEC accounting and reporting standards and is referenced in all disclosures. All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, are detailed as follows:

	December 31,	November 28
	2009	2008

Furniture and equipment	$73,431	$73,431
Power plant, buildings and improvements	26,684,290	26,120,756
Wells	15,339,317	15,339,317
Well pumps	2,719,361	2,715,806
Pipelines	5,555,598	5,553,048
Transmission lines	1,538,107	1,517,849
	51,910,104	51,320,207
Less: accumulated depreciation	(3,942,879)	(1,724,751)
	47,967,225	49,595,456
Construction in progress	26,036	421,323
	$47,993,261	$50,016,779

Raft River Energy I LLC
Notes to Financial Statements
December 31, 2009

At December 31, 2009, construction in progress consisted of pre-drilling costs. At November 28, 2008, construction in progress consisted of costs of construction of the reverse osmosis system to remove caustic particulate matter from the cooling water.

NOTE 4 - RELATED PARTY TRANSACTIONS

The amounts payable to U.S. Geothermal Inc. and U.S. Geothermal Services, LLC as of December 31, 2009 and November 28, 2008, were $572,832 and $161,858; respectively. The amounts payable are unsecured and due on demand. U.S. Geothermal Inc. is the managing member of the Company. U.S. Geothermal Services, LLC is a wholly owned subsidiary of U.S. Geothermal Inc.

At December 31, 2009, the Company had a balance of $26,935 receivable from USG Oregon, LLC which is a wholly owned subsidiary of U.S. Geothermal Inc. The receivable resulted from a sale of drilling mud at the original purchase price. The balance was paid in full in January 2010.

The Company’s related party transactions are summarized as follows:

	For the Year	For the Month	For the Year	For the Year
	Ended	Ended	Ended	Ended
	December 31,	December 26,	November 28,	November 30,
	2009	2008	2008	2007

Capital expenditures	$-	$-	$87,510	$965,546
Insurance	152,966	-	-	-
Office and administration	50,040	1,084	31,298	97,559
Travel and promotion	9,385	385	22,879	-
Management and professional fees	279,173	20,585	291,925	-
Plant and well field	2,440,351	34,523	1,000,351	-
Salaries and related costs	706,904	48,809	616,205	171,202
Lease, rent and royalties	92,050	10,140	163,219	-
Utilities	11,653	1,517	7,383	-
Bank charges	-	-	-	83,486
	$3,742,522	$117,043	$2,220,770	$1,317,793

Management Services Agreement

The Company has entered into a management services agreement with U.S. Geothermal Services, LLC (“Management Company”) effective August 9, 2006, to provide certain management and operating services. The contract terminates upon the earlier of mutual agreement of the contracting parties or August 9, 2028. The quarterly management fee starts at $62,500, and in addition there is incentive payments linked to certain performance targets. If the Company, after considering any amounts set aside by the Owner as operating or other reserves, shall not be sufficient to pay all costs and expenses necessary to operate and maintain the facility in a particular month, the payment of all or a portion of the management fee shall be deferred without accruing interest.

The actual management fee is subject to contracted adjustments based upon financial performance of the Company calculated on a semi-annual basis. In the event that actual results exceed expected results a bonus shall be earned. For the first $10,000, where by the actual results exceeds the expected results, the bonus shall equal the product of the difference multiplied by 10%. If the difference between the actual results and the expected result is more than $10,000, the second component shall equal the product of the difference multiplied by 50%. The second component bonus amount shall not exceed $20,000. In the event that expected results exceed actual results the management fee shall be reduced. If the difference between the expected results and actual results is less than or equal to $175,000, then the management company shall pay the absolute value of the difference multiplied by 10%. If the difference between the expected results and actual results is in excess of $175,000, then the management company shall pay the Company the amount equal to absolute value of the difference in excess of $175,000.

Raft River Energy I LLC
Notes to Financial Statements
December 31, 2009

The Company paid U.S. Geothermal Services, LLC management services for the fiscal periods as follows:

Management
Fiscal periods	Fees

For the Year Ended November 28, 2007	$-
For the Year Ended November 28, 2008	227,708
For the Month Ended December 26, 2008	18,958
For the Year Ended December 31, 2009	253,333

Well Field Lease Contract

On November 2, 2006, the Company signed a lease contract with a primary term of 20 years for the groundwater rights needed for cooling purposes at the Facility payable to U.S. Geothermal Inc. (“lessor”). The annual rate of $90,000 is based upon the facility’s expected needs of 900 acre feet per annum (“a.f.a.”) ($10,000 per 100 a.f.a). Based upon the needs of the facility and proper notice given by the lessor, the contract allows for an increase in the amount of water available for lease according to the noted rate. The payments are due annually within ten business days following the anniversary of the (“placed in service”) date. The initial placed in service date was January 3, 2008, which is the date the facility became commercially operational. During the fiscal year ended November 28, 2008, the Company paid the lessor the “initial rent payment” of $90,000 due for the period of time from the contract date to the initial placed in service date, as well as an additional $74,475 for current year lease costs.

The schedule of estimated lease payments for the primary contract term is as follows:

For the Fiscal Year Ended	Amounts
2010	$90,000
2011	90,000
2012	90,000
2013	90,000
2014	90,000
Thereafter	1,080,000
Total	$1,530,000

Raft River Energy I LLC
Notes to Financial Statements
December 31, 2009

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements

The Company has entered into several lease agreements with terms expiring up to December 1, 2033, for geothermal properties adjoining the Raft River Geothermal Property, which includes the ground lease related to the power plant. The schedule of estimated annual lease payments is as follows:

For the Fiscal Year Ended	*Amounts
2010	$119,481
2011	120,600
2012	120,936
2013	121,287
2014	121,357
Thereafter	1,529,079
Total	$2,132,740

*The schedule includes the expected annual related party well field lease payments described in Note 4.

The terms of the management services agreement and the well field lease contract are described in Note 4.

Power Purchase Agreement

The Company signed a twenty year power purchase agreement dated December 29, 2004 with Idaho Power Company for sale of power generated from its planned phase one power plant. It has been determined this meets the definition of a lease arrangement under current accounting pronouncements and is accounted for as an operating lease. As there is no minimum payment, lease income will be recognized as revenue when sales of power occur.

Power Transmission

The Company has also signed a transmission agreement with Bonneville Power Administration for transmission of the electricity from this plant to Idaho Power, and a contract to sell the renewable energy credits for the first ten years to Holy Cross Energy.

NOTE 6 - MEMBERS' INTERESTS

The Company has issued two classes of member units, the Class A units and the Class B units. Each class of ownership gives the owner participating rights in the business and results in equity ownership risks. The rights attached to the different classes will vary over time, in accordance with the terms of the Membership Admission Agreement. The agreement requires the Company to track separately the capital accounts of the members after November 24, 2006. The profits and losses of the Company are allocated based upon the HLBV method as discussed in Note 2. For income tax purposes, the Class A units will receive a greater proportion of the share of losses and other income tax benefits. This includes the allocation of production tax credits, which will be distributed 99% to the Class A units and 1% to the class B units during the first 10 years of production.

Raft River Energy I LLC
Notes to Financial Statements
December 31, 2009

Under the terms of the Membership Admission Agreement, as of November 28, 2008, Raft River I Holdings LLC, has contributed their full obligation of $34.2 million in cash, and U.S. Geothermal Inc. has contributed $17.9 million in assets to the Company. U.S. Geothermal Inc.’s contribution consisted of $16.5 in cash and approximately $1.4 million in property. Based upon the Operating Agreement, loans made by Members to the Company shall not be considered capital contributions. Based upon the advances made to the Company by a Member shall be payable only out of the Company’s property in accordance with the terms and the conditions upon which such advances are made.

NOTE 7 – INCOME TAX

The Company is a Limited Liability Corporation that is treated as a partnership for tax purposes with each of the Members accounting for their share of the tax attributes and liabilities. Accordingly, there are no deferred income tax amounts recorded in these financial statements.

NOTE 8 – ERROR CORRECTION

After re-examining the provisions of the Membership Admission Agreement, Management determined that the profit and loss allocation method applied in the prior periods was not consistent with generally accepted accounting principles. This change is considered to be a correction of an error. To fairly allocate profits and losses between the members, the Company adopted the HLBV method. The adjustments reallocate the member equity balances as if the profits and losses had been allocated with the HLBV method from the Company’s inception. Net earnings/losses or total member’s equity balances are not affected by the reallocation.

We assessed the materiality of this error on financial statements for prior periods and concluded that the error was not material to any periods presented. Accordingly, the Balance Sheet and Statement of Members' Equity herein have been revised to correct for the cumulative amount of this error in fiscal year 2009.

NOTE 9 – FISCAL YEAR-END CHANGE

Due to changes imposed on Member A’s parent company, the Company was required to change its fiscal year-end from November to December, beginning with fiscal 2009. This change in the Company’s fiscal year-end resulted in a one-month transition period that began on November 29, 2008 and ended on December 26, 2008. Fiscal year 2009 began on December 27, 2008 and ended on December 31, 2009. Financial information for this fiscal transition period is included in these financial statements.

The following summarized financial information was presented to compare operating results for the transition period:

		(Unaudited)
	Month Ended	Month Ended
	December 26,	December 28,
	2008	2007
Operating revenues	$537,831	$233,257
Operating expenses	185,348	111,692
Gain (loss) from operations	352,483	121,565
Other income	477	1,768
Net income	$352,960	$123,333