Form 10-K, Exhibit 13
period 2011-03-31
US GEOTHERMAL INC
filed 2011-06-09
CIK 1172136

U.S. GEOTHERMAL INC.
________

Consolidated Financial Statements
March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of U.S. Geothermal Inc.

We have audited the accompanying consolidated balance sheets of U.S. Geothermal Inc. as of March 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three–year period ended March 31, 2011. We also have audited U.S. Geothermal Inc.’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). U.S. Geothermal Inc.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

U.S. Geothermal Inc.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Geothermal Inc. as of March 31, 2011 and 2010, and the results of its consolidated operations and its cash flows for each of the years in the three- year period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, U.S. Geothermal Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ BehlerMick PS
BehlerMick PS
Spokane, Washington

June 7, 2011

U.S. GEOTHERMAL INC.
CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	March 31, 2011	March 31, 2010

ASSETS

Current:
Cash and cash equivalents	$8,098,905	$12,970,612
Restricted cash (note 3)	645,000	585,000
Receivable from subsidiary	282,257	335,684
Trade accounts receivable	532,605	176,880
Other current assets	164,239	152,950
Total current assets	9,723,006	14,221,126

Deposit on mineral rights purchase	200,000	-
Investment in equity securities (note 4)	178,486	210,975
Investment in subsidiaries (note 5)	17,968,651	18,103,239
Property, plant and equipment, net of accumulated depreciation (note 6)	40,295,117	16,550,006
Intangible assets, net of accumulated amortization (note 7)	16,957,708	16,642,515
Total assets	$85,322,968	$65,727,861

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	$940,563	$446,790
Related party accounts payable	2,338	1,897
Current portion of capital lease obligation	12,736	11,837
Promissory note payable, current (note 10)	230,000	-
Total current liabilities	1,185,637	460,524
Long-term Liabilities:
Capital lease obligation, less current portion	14,372	27,108
Promissory note payable (note 10)	-	230,000
Stock compensation payable	1,527,829	1,823,751
Convertible loan payable (note 11)	5,132,740	-
Construction loans payable (note 12)	11,651,861	-
Total liabilities	19,512,439	2,541,383

Commitments and Contingencies (note 19)	-	-
STOCKHOLDERS’ EQUITY
Capital stock (authorized: 250,000,000 common shares with a $0.001 par value; issued and outstanding shares at March 31, 2011 and 2010 were: 84,761,956 and 78,647,776; respectively)	84,762	78,648

Additional paid-in capital	90,283,987	83,667,011
Accumulated other comprehensive income	108,990	136,693
Accumulated deficit	(25,308,177)	(21,353,761)
	65,169,562	62,528,591

Non-controlling interest (note 20)	640,967	657,887
Total stockholders’ equity	65,810,529	63,186,478

Total liabilities and stockholders’ equity	$85,322,968	$65,727,861

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

	Years Ended March 31,
	2011		2010	2009

Operating Revenues:
Energy sales, San Emidio	$2,438,471		$1,743,984	$1,416,852
Energy credit sales, San Emidio	79,569		51,695	32,437
Land, water, and mineral rights leases	196,893		209,544	97,098
Management fees	250,000		250,000	250,000
Gain from investment in subsidiary	288,612		323,929	539,815
Total operating revenues	3,253,545		2,579,152	2,336,202

Operating Expenses:
Consulting fees	20,823		59,777	121,599
Corporate administration	740,560		803,417	753,045
Professional and management fees	1,108,170		1,669,227	997,452
Salaries and wages	1,084,385		1,171,752	1,180,647
Stock based compensation	1,066,565		1,468,169	1,614,789
Travel and promotion	378,528		308,502	511,568
Plant operations, San Emidio	2,760,309		2,942,548	2,265,277
Lease and equipment repair	133,555		138,953	216,491
Total operating expenses	7,292,895		8,562,345	7,660,868

Loss from Operations	(4,039,350)		(5,983,193)	(5,324,666)

Other Income (Loss):
Foreign exchange gain (loss)	(4,922)		20,004	(41,507)
Other income	29,844		-	880
Interest income	42,092		103,994	158,771
Total other income	67,014		123,998	118,144

Net Loss	(3,972,336)		(5,859,195)	(5,206,522)

Net loss attributable to the non-controlling interest	17,920		20,345	18,768

Net Loss Attributable to U.S. Geothermal Inc.	(3,954,416)		(5,838,850)	(5,187,754)

Other Comprehensive Income (Loss):
Unrealized gain (loss) on investment in equity securities	(27,703)		40,802	95,891

Comprehensive Loss Attributable to U.S. Geothermal Inc.	$(3,982,119)	$	(5,798,048)	$(5,091,863)

Basic And Diluted Net Loss Per Share Attributable to U.S. Geothermal Inc.	$(0.05)		$(0.09)	$(0.08)

Weighted Average Number of Shares Outstanding for Basic and Diluted Calculations	79,831,008		64,814,882	62,020,474

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	For the Years Ended March 31,
	2011	2010	2009

Operating Activities:
Net loss	$(3,972,336)	$(5,859,195)	$(5,206,522)
Non-cash items:
Depreciation and amortization	1,304,939	990,061	865,057
Gain on operations of subsidiary	(288,612)	(323,929)	(539,815)
Foreign exchange (gain) loss	4,922	(20,004)	34,237
Loss on equity investment	4,964	-	-
Loss on disposal of equipment	-	900	-
Stock based compensation	1,066,565	1,468,169	1,614,789
Change in non-cash working capital items:
Accounts receivable	(302,298)	(126,665)	(180,866)
Accounts payable and accrued liabilities	(15,436)	(101,770)	102,707
Prepaid expenses & other	(11,289)	(17,145)	(50,339)
Total cash used by operating activities	(2,208,581)	(3,989,578)	(3,360,752)

Investing Activities:
Purchases of property, plant and equipment	(13,070,992)	(4,828,128)	(21,960,096)
Investment by non-controlling interest	1,000	-	-
Cash restricted by regulating entities	(60,000)	(100,000)	(200,000)
Cash paid on deposit of mineral rights purchase	(200,000)	-	-
Cash released from escrow for property acquisition	-	-	11,310,686
Investment in subsidiaries and equity securities	-	-	(940,100)
Distributions from subsidiary	418,236	722,222	-
Proceeds from sale of equipment	-	500	-
Total cash used by investing activities	(12,911,756)	(4,205,406)	(11,789,510)

Financing Activities:
Issuance of share capital, net of share issue costs	5,260,467	17,494,503	13,728,608
Proceeds from notes payable	5,000,000	230,000	-
Principal payments on capital lease	(11,837)	(10,998)	(3,507)
Total cash provided by financing activities	10,248,630	17,713,505	13,725,101

Increase (Decrease) in Cash and Equivalents	(4,871,707)	9,518,521	(1,425,161)

Cash and Cash Equivalents, Beginning of Period	12,970,612	3,452,091	4,877,252

Cash and Cash Equivalents, End of Period	$8,098,905	$12,970,612	$3,452,091

Supplemental Disclosures:
Non-cash investing and financing activities:
Amendment to geothermal lease with common stock	$-	$-	$783,000
Purchase of equipment with capital lease	-	-	53,450
Contribution of geothermal rights by non-controlling interest	-	-	697,000
Purchase of property and equipment on account	509,650	12,733	145,658
Plant construction from construction loan	11,433,435	-	-
Capitalized accrued interest	351,166	-	-

Other Items:
Interest paid	9,955	8,676	1,752

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended March 31, 2009, 2010 and 2011
(Stated in U.S. Dollars)

			Additional			Accumulated	Non-
	Number of	Common	Paid-In	Stock	Accumulated	Comprehensive	controlling
	Shares	Shares	Capital	Issuable	Deficit	Income	Interest	Totals

Balance at April 1, 2008	55,339,253	$55,339	$48,532,730	$-	$(10,327,157)	$-	$-	$38,260,912

Capital stock issued as result of a private placement closed April 28, 2008, net of issuance costs	6,382,500	6,383	13,711,784	-	-	-	-	13,718,167
Capital stock issued for amendment to royalty agreement with the Kosmos Company	290,000	290	782,710	-	-	-	-	783,000
Shares issued for stock options and warrants exercised	22,134	22	10,418	-	-	-	-	10,440
Adjustment to entitlement shares from consolidated Mango and US Cobalt stock consolidations	(5)	-	-	-	-	-	-	-
Formation contribution by non-controlling interest (Gerlach Green Energy, LLC)	-	-	-	-	-	-	697,000	697,000
Stock based compensation	-	-	1,657,207	-	-	-	-	1,657,207
Unrealized gain on investment	-	-	-	-	-	95,891	-	95,891
Net loss	-	-	-	-	(5,187,754)	-	(18,768)	(5,206,522)
Balance at March 31, 2009	62,033,882	$62,034	$64,694,849	$-	$(15,514,911)	$95,891	$678,232	$50,016,095

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY - Continued
For the Years Ended March 31, 2009, 2010 and 2011
(Stated in U.S. Dollars)

			Additional			Accumulated	Non-
	Number of	Common	Paid-In	Stock	Accumulated	Comprehensive	controlling
	Shares	Shares	Capital	Issuable	Deficit	Income	Interest	Totals

Balance at April 1, 2009	62,033,882	$62,034	$64,694,849	$-	$(15,514,911)	$95,891	$678,232	$50,016,095

Stock issued from the exercise of stock options	304,375	304	368,110	-	-	-	-	368,414
Subscription receipts issued August 17, 2009 (note 13)	-	-	-	9,120,294	-	-	-	9,120,294
Stock issued from subscription receipts on December 17, 2009 (note 13)	8,100,000	8,100	9,112,194	(9,120,294)	-	-	-	-
Capital stock issued as result of a private placement closed March 16, 2010, net of issuance costs	8,209,519	8,210	7,914,186	-	-	-	-	7,922,396
Stock based compensation	-	-	1,577,672	-	-	-	-	1,577,672
Unrealized gain on investment	-	-	-	-	-	40,802	-	40,802
Net loss	-	-	-	-	(5,838,850)	-	(20,345)	(5,859,195)

Balance at March 31, 2010	78,647,776	78,648	83,667,011	-	(21,353,761)	136,693	657,887	63,186,478

Capital stock issued as result of a direct placement closed March 4, 2011, net of issuance costs	5,112,000	5,112	4,926,877	-	-	-	-	4,931,989
Stock issued from the exercise of stock options	297,180	297	328,318	-	-	-	-	328,615
Stock issued for the stock compensation plan (restricted shares)	235,000	235	232,415	-	-	-	-	232,650
Stock issued, restricted until vesting period complete (note 15)	470,000	470	28,252	-	-	-	-	28,722
Initial formation contribution by non-controlling interest in Oregon USG Holdings, LLC (note 20)	-	-	-	-	-	-	1,000	1,000
Stock compensation liability	-	-	1,101,114	-	-	-	-	1,101,114
Unrealized gain on investment	-	-	-	-	-	(27,703)	-	(27,703)
Net loss	-	-	-	-	(3,954,416)	-	(17,920)	(3,972,336)

Balance at March 31, 2011	84,761,956	$84,762	$90,283,987	$-	$(25,308,177)	$108,990	$640,967	$65,810,529

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
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

Raft River Energy I LLC, previously a 100% owned subsidiary, was consolidated through July 2006, after which the entity is recorded under the equity method.

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

Trade Accounts Receivable Allowance for Doubtful Accounts

Management estimates the amount of trade accounts receivable that may not be collectible and records an allowance for doubtful accounts, accordingly. The allowance is an estimate based upon aging of receivable balances, historical collection experience, and the periodic credit evaluations of our customers’ financial condition. Receivable balances are written off when we determine that the balance is uncollectible. As of March 31, 2011 and 2010, there were no balances that were over 90 days past due and no balance in allowance for doubtful accounts was recognized.

Concentration of Credit Risk

The Company’s cash and cash equivalents, including restricted cash, consisted of commercial bank deposits, money market accounts, and petty cash. Cash deposits are held in commercial banks in Boise, Idaho and Portland, Oregon. Deposits are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per legal entity through December 31, 2013. At March 31, 2011, the Company’s total cash balance, excluding money market funds, was $1,133,878, and bank deposits amounted to $1,255,208. The difference was due to outstanding checks and deposits. Of the bank deposits, $318,670 was not covered by or was in excess of FDIC insurance guaranteed limits. At fiscal year end, the Company’s money market funds invested in government backed securities totaled $7,610,027, and were not subject to deposit insurance.

Equity Securities

The Company determine the appropriate classification of marketable securities at the time of purchase and reevaluate this designation as of each balance sheet date. The Company classify these securities as either held-to-maturity, trading, or available-for-sale. All marketable securities and restricted investments were classified as available-for-sale securities. The Company classifies its investments as “available for sale” because it does not intend to actively buy and sell for short-term profits. The Company's investments are subject to market risk, primarily interest rate and credit risk. The fair value of investments is determined using observable or quoted market prices for those securities.

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

Property, Plant and Equipment

Property, plant and equipment, including assets under capital lease, are recorded at historical cost. Costs of acquisition of geothermal properties are capitalized on a geothermal reservoir basis. If a geothermal reservoir is abandoned, the associated costs that have been capitalized are charged to income in the year of abandonment. Major improvements that significantly increase the useful lives and/or capabilities of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Interest costs incurred during the construction period of defined major projects from debt that is specifically incurred for those projects are capitalized.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. Where appropriate, terms of property rights and revenue contracts can influence the determination of estimated useful lives. Estimated useful lives by major asset categories are summarized as follows:

Estimated Useful
Asset Categories	Lives in Years

Furniture, vehicle and other equipment	3 to 5
Power plant, buildings and improvements	3 to 30
Wells	30
Well pumps and components	5 to 15
Pipelines	30
Transmission lines	30

Intangible Assets

All costs directly associated with the acquisition of geothermal and water rights are capitalized as intangible assets. These costs are amortized over their estimated utilization period. There are several factors that influence the estimated utilization periods as well as underlying fair value that include, but are not limited to, the following:

  contractual expiration terms of the right,

  contractual terms of an associated revenue contract (i.e., PPAs),

  compliance with utilization and other requirements, and

  hierarchy of other right holders who share the same resource.

Currently, amortization expense is being calculated on a straight-line basis over an estimated utilization period of 30 years for assets placed in service. If an intangible water or geothermal right is forfeited or otherwise lost, the remaining unamortized costs are expensed in the period of forfeiture. An impaired right is reduced to its estimated fair market value in the year the impairment is realized. Costs incurred that extend the term of an intangible right are capitalized and amortized over the new estimated period of utilization.

Impairment of Long-Lived Assets

The Company evaluates its long-term assets annually for impairment or when circumstances or events occur that may impact the fair value of the assets. An impairment loss would be recognized if the carrying amount of a capitalized asset is not recoverable and exceeds its fair value. Management believes that there have not been any circumstances that have warranted the recognition of losses due to the impairment of long-lived assets as of March 31, 2011.

Stock Options Granted to Employees and Non-employees

The Company follows financial accounting standards that require the measurement of the value of employee services received in exchange for an award of equity instrument based on the grant-date fair value of the award. For employees, directors and officers, the fair value of the awards are expensed over the vesting period. The current vesting period for all options is eighteen months.

Non-employee stock-based compensation is granted at the Board of Director’s discretion to reward select consultants for exceptional performance. Prior to issuance of the awards, the Company was not under any obligation to issue the stock options. Subsequent to the award, the recipient was not obligated to perform any services. Therefore, the fair value of these options was expensed on the grant date, which was also the measurement date.

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

Stock Based Compensation Granted to Employees

The Company recognizes the value of common stock granted to employees and directors over the periods in which the services are received. The value of those services is based upon the estimated fair value of the common stock to be awarded. Estimated fair value is adjusted each reporting period. At the end of each vesting period, estimated fair value is adjusted to fair market value. The adjustment is reflected in the reporting period in which the vesting occurs.

Earnings Per Share

The Company follows financial accounting standards, which provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Although there were common stock equivalents outstanding at March 31, 2011 and 2010, they were not included in the calculation of earnings per share because their inclusion would have been considered anti-dilutive. Total common stock equivalents at March 31, 2011 and 2010 were 102,665,193 and 96,404,418; respectively.

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

Recent Accounting Pronouncements

Accounting for Various Topics
In January 2010, FASB issued Financial Accounting Standards Update 2010-22, Accounting for Various Topics (“Update 2010-22”). Update 2010-22 provides clarifications when to separate financial statement elements based upon materiality and volatility. The update was issued August 2010. Management believes that the Company is currently in compliance with the applicable contents of this update, and will continue to evaluate its impact on financial statements.

Accounting for Technical Amendments to Various SEC Rules and Schedules
In January 2010, FASB issued Financial Accounting Standards Update 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules (“Update 2010-21”). Update 2010-21 provides clarifications on terminology on various elements that primarily pertain to the statement of equity. It also provided guidance on the proper reporting of changes in certain elements of equity. The update was issued August 2010. Management believes that the Company is currently in compliance with the applicable contents of this update, and will continue to evaluate its impact on financial statements.

Compensation-Stock Compensation
In January 2010, FASB issued Financial Accounting Standards Update 2010-13, Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. (“Update 2010-13”). Update 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. Amendments of this Update are effective for fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2010. The Company is still evaluating the impact of this Update. The adoption of this Update may have an impact in the statement of financial position.

NOTE 3 – RESTRICTED CASH

The Company maintains cash balances that are restricted under Letter of Credit covenants for State and Federal well bonding requirements. These bonds renew on an annual basis. Restricted cash balances and explanations of the nature of the restrictions are summarized as follows:

	March 31,	March 31,
State Agency	2011	2010

Idaho Department of Water Resources, Geothermal Well Bond	$260,000	$260,000
Bureau of Land Management, Geothermal Lease Bond – Gerlach Geothermal	10,000	-
State of Nevada Division of Minerals, Statewide Drilling Bond	50,000	50,000
Bureau of Land Management, Geothermal Lease Bonds	150,000	150,000
Oregon Department of Geology and Mineral Industries, Mineral Land and Reclamation Program	175,000	125,000

	$645,000	$585,000

These bonding requirements ensure that the Company has sufficient financial resources to construct, operate and maintain geothermal wells while safeguarding subsurface, surface and atmospheric resources from unreasonable degradation, and to protect ground water aquifers and surface water sources from contamination. Other future costs of environmental remediation cannot be reasonably estimated and have not been recorded.

NOTE 4 – INVESTMENT IN EQUITY SECURITIES

Investments in equity securities (150,000 shares of a publicly traded geothermal corporation) activities consisted of the following:

Amount
Available-for-sale equity securities:
Cost basis	$88,515
Unrealized gains	95,891
Foreign exchange losses	(34,237)
Fair value at March 31, 2009	150,169

Net unrealized gains/(losses)	40,802
Foreign exchange gains	20,004
Fair value at March 31, 2010	210,975

Net unrealized gains/(losses)	(27,703)
Foreign exchange losses	(4,786)
Fair value at March 31, 2011	$178,486

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

RREI resulted from an August 9, 2006 agreement between the Company and Raft River Holdings, LLC, a subsidiary of the Goldman Sachs Group, for construction financing of Phase I of the Raft River project. To accommodate the construction financing, the Company sold 50% of its ownership in Raft River Energy to Raft River Holdings, LLC. As a result of the agreements, the Company was required to contribute cash and property sufficient to complete a power plant, and Raft River Holdings was required to contribute $34,170,100.

As of March 31, 2011, the Company has contributed $17,953,640 in cash and property to the project, while Raft River Holdings, LLC has contributed $34,170,100.

For periods prior to August 2006, the Company was the 100% owner of RREI and consolidated the loss. For the periods after August 2006, U.S. Geothermal Inc. recorded RREI under the equity method of accounting for investments in subsidiaries based on the HLBV method.

Effective December 26, 2008, the fiscal year for RREI was changed to a calendar year due to the conversion of Goldman Sachs to a bank holding company. RREI’s latest financial information is summarized as follows:

	December 31,	December 31,	November 28,
	2010	2009	2008

Total current assets	$908,866	$808,084	$1,994,238
Property and equipment	45,939,087	47,993,261	50,016,779
	$46,847,953	$48,801,345	$52,011,017

Total liabilities	$434,925	$791,116	$1,434,413
Total members’ equity	46,413,028	48,010,229	50,576,604
	$46,847,953	$48,801,345	$52,011,017

	Year	Year	Month	Fiscal Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 26,	November 28,
	2010	2009	2008	2008

Operating revenues	$4,542,477	$4,718,949	$537,831	$4,880,303
Operating earnings (loss)	(747,544)	(2,278,806)	352,483	(528,916)
Net earnings (loss)	(747,396)	(2,270,718)	352,960	(448,593)

U.S. Geothermal Inc., portion of net earnings (loss)	$375,053	$279,072	$54,713	$(156,060)

For the Company’s investment in RREI, the investment will change based upon actual capital contributions, actual cash distributions, 70% of revenue from renewable energy credits and 1% of all other profits and losses.

The Company’s investment in the RREI has changed since March 31, 2007 as follows:

		Increase (Decrease) in
Year ended	Activity	Investment

March 31, 2007	Investment Account Balance	$6,360,349
	Capital Contributions	10,641,871
	Allocation of profit/loss	6,479
	Prepaid amount	97,000
March 31, 2008	Investment Account Balance	17,105,699
	Capital Contributions	948,054
	Allocation of profit/loss	539,815
	Prepaid amount	(97,000)
March 31, 2009	Investment Account Balance	18,496,568
	Cash distributions	(722,222)
	Allocation of profit/loss	323,929
March 31, 2010	Investment Account Balance	18,098,275
	Cash distributions	(418,236)
	Allocation of profit/loss	288,612
March 31, 2011	Investment Account Balance	$17,968,651

An investment in a northwest British Columbia geothermal prospect totaling $0 and $4,964 as of March 31, 2011 and 2010 is also recorded on the balance sheet as an investment in subsidiary in addition to the investment in Raft River Energy I LLC.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

During the fiscal year ended March 31, 2011, the Company was primarily focused on the development of the Neal Hot Springs, Oregon and San Emidio, Nevada projects. At Neal Hot Springs, drilling and testing costs for wells #2, 8, 10 and 13 amounted to approximately $7.6 million during the fiscal year. Over $3.5 million in legal, design, permitting and initial construction costs were incurred for the Neal Hot Springs plant site and pipelines. The total costs of the Neal Hot Springs project are estimated to be $106 million. Power plant construction costs, at San Emidio amounted to approximately $12.1 million during the fiscal year. The plant is expected to be completed in September 2011, and construction costs are expected to total $25 million. Also, at San Emidio, approximately $718,000 ($410,000 reimbursed by a federal grant) was incurred for surface geological mapping and a seismic survey.

During the fiscal year ended March 31, 2010, the Company continued well field evaluation and development activities at Neal Hot Springs, Oregon. Well No. 5 (“NHS-5”) costing approximately $1.9 million was substantially completed in October 2009. At fiscal year end, over $379,000 had been spent on temperature gradient wells. Transmission line surveying and engineering costs were incurred for approximately $191,000. Engineering, design and permitting costs of approximately $365,000 were incurred for the future power plant and plant site.

Land and a building were purchased in San Emidio, Nevada for approximately $262,000 for the site of new power plant. Improvements that amounted to over $336,000 were made to the old San Emidio power plant during the fiscal year.

Property, plant and equipment, at cost, are summarized as follows:

	March 31, 2011	March 31, 2010
Land	$652,507	$652,507
Power production plant	2,275,474	1,665,882
Wells	3,617,312	3,617,312
Furniture and equipment	874,132	785,606
	7,419,425	6,721,307
Less: accumulated depreciation	(2,426,017)	(1,396,605)
	4,993,408	5,324,702
Construction in progress	35,301,709	11,225,304

	$40,295,117	$16,550,006

For the year ended March 31, 2011, the Company incurred interest costs of $361,121, of which $351,166 was capitalized as a component of the Neal Hot Springs and San Emidio projects. Interest costs incurred during the years ended March 31, 2010 and 2009 were not significant and no interest was capitalized for those years.

Depreciation expense charged to operations for the years ended March 31, 2011, 2010, and 2009 amounted to $1,029,412; $714,534 and $612,491; respectively.

Changes in Construction in Progress for the fiscal years ended March 31, 2011 and 2010, are summarized as follows:

	March 31, 2011	March 31, 2010
Beginning balances	$11,225,304	$7,807,445
Current development construction	25,300,205	3,417,859
Grant reimbursements	(1,223,800)	-
Transfers into production	-	-
Write-off of unsuccessful projects	-	-
Ending balances	$35,301,709	$11,225,304

Construction in Progress, at cost, consisted of the following projects/assets by location at fiscal year ends, are as follows:

	March 31,	March 31,
	2011	2010
Raft River, Idaho:
Unit II, power plant, substation and transmission lines	$1,000,273	$733,284
Unit II, well construction	2,888,972	2,085,250
Grant reimbursements	(791,687)	-
	3,097,558	2,818,534
San Emidio, Nevada:
Power plant (Re-power project)	12,104,457	50,872
Interconnection studies for transmission line	197,679	76,032
Well construction	3,396,408	2,678,102
Grant reimbursements	(432,113)	-
	15,266,431	2,805,006
Neal Hot Springs, Oregon:
Wells	12,546,127	4,916,905
Buildings and site preparation	4,064,074	493,852
Transmission lines and substation	327,519	191,007
	16,937,720	5,601,764

	$35,301,709	$11,225,304

NOTE 7 – INTANGIBLE ASSETS

In April 2010, the Company incurred consulting fees of $600,000 necessary to acquire the geothermal energy rights concession in Guatemala. The concession area is located 14 miles southwest of Guatemala City. The concession contains 24,710 acres (38.6 square miles) of energy rights located in the center of the Aqua and Pacaya twin volcano complex.

On February 19, 2010, the Company completed a water rights purchase agreement between Empire Farms, LLC for the purchase of approximately 724 acre feet of water rights located in the San Emidio Dessert in Nevada for a final purchase price of $700,000.

Intangible assets, at cost, are summarized as follows:

	March 31, 2011	March 31, 2010

In operation:
Geothermal and mineral rights	$8,265,800	$8,265,800
Less: accumulated amortization	(803,620)	(528,093)

	7,462,180	7,737,707
Inactive:
Surface water rights	5,469,861	5,484,059
Geothermal and mineral rights	4,025,667	3,420,749

	$16,957,708	$16,642,515

Estimated aggregate amortization expense for the next five fiscal years is as follows:

Projected
Amounts
Years ending March 31,
2012	$275,527
2013	275,527
2014	275,527
2015	275,527
2016	275,527

$1,377,635

Amortization expense charged to operations for the years ended March 31, 2011, 2010 and 2009 amounted to $275,527; $275,527 and $252,566; respectively.

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

At March 31, 2011, the Company had net deferred tax assets calculated at an expected rate, noted in the table below, of approximately $6,743,000 (March 31, 2010 - $4,942,000). As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset was recorded at March 31, 2011 and 2010.

The significant components of the net deferred tax asset calculated with the estimated effective income tax rate at March 31, 2011 and 2010 were as follows:

	March 31,	March 31,
	2011	2010
Deferred tax assets*:
Net operating loss carry forward	$6,379,000	$4,924,000
Stock based compensation	806,000	515,000

Deferred tax liabilities*:
Depreciation and amortization	(442,000)	(497,000)
Net deferred income tax asset	6,743,000	4,942,000
Deferred tax asset valuation allowance	(6,743,000)	(4,942,000)

Net deferred tax asset	$-	$-

* - significant components of deferred assets and liabilities are considered to be long-term.

The Company’s estimated effective income tax rate is summarized as follows:

	For the years ended March 31,
	2011	2010	2009

U.S. Federal statutory rate	34.0%	34.0%	34.0%
Average State income tax, net of federal tax effect	3.8	3.8	4.2
Production tax credits	(2.0)	(2.0)	(2.0)
Net effective tax rate	35.8%	35.8%	36.2%

At March 31, 2011, the Company had net income tax operating loss carry forwards of approximately $17,622,000 ($13,678,000 in March 31, 2010), which expire in the years 2023 through 2031. The change in the allowance account from March 31, 2010 to March 31, 2011 was $1,801,000.

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

Accounting for Income Tax Uncertainties and Related Matters

We may be assessed penalties and interest related to the underpayment of income taxes. Such assessments would be treated as a provision of income tax expense on our financial statements. For the years ended March 31, 2011, 2010 and 2009, no income tax expense has been realized as a result of our operations and no income tax penalties and interest have been accrued related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and in the States of Idaho and Oregon. These filings are subject to a three year statute of limitations. Our evaluation of income tax positions included the fiscal years ended March 31, 2011, 2010, and 2009, could be subject to agency examinations as of March 31, 2011. No filings are currently under examination. No adjustments have been made to reduce our estimated income tax benefit at fiscal year end. Any valuations relating to these income tax provisions will comply with U.S. generally accepted accounting principles.

NOTE 9 - CAPITAL LEASE OBLIGATION

Effective November 10, 2008, the Company entered into a capital lease obligation for the purchase of a forklift that is payable in monthly payments of $1,193 including interest to Wells Fargo Equipment, Inc. The contract includes a purchase option of $5,345 at the end of the lease term scheduled for November 2012. At March 31, 2011, equipment under capital lease amounted to $53,450 ($28,507 accumulated amortization). The schedule of minimum lease payments is as follows:

Years Ending March 31,	Principal	Interest	Totals
2012	$12,736	$1,580	$14,316
2013	14,372	518	14,890
	$27,108	$2,098	$29,206

NOTE 10 – PROMISORY NOTE PAYABLE

On July 7, 2009, the Company financed the purchase of 40 acres of land and a building on property adjacent to our San Emidio power plant facility with a promissory note. The note for $230,000, is payable in 24 successive monthly installments commencing on the second month following the date of disbursement. The first 23 payments consist of interest only on the outstanding principal at 3.25% per annum. The entire principal and the accrued interest are due on the final payment. The note is unsecured. In the event of an assignment for the benefit of creditors, application for the appointment of a receiver or filing of a voluntary or involuntary petition in bankruptcy by or against the Company, the holder may declare this note immediately due and payable in full. Currently, the Company is in compliance with the note requirements.

NOTE 11 – CONVERTIBLE PROMISSORY NOTE

In September 2010, the Company’s wholly owned subsidiary (Oregon USG Holdings LLC) entered into agreements that formulated a strategic partnership with Enbridge (U.S.) Inc. (“Enbridge”) to provide up to $23.8 million in funds for the Neal Hot Springs geothermal project located in Eastern Oregon.

A component of this funding included a $5 million unsecured convertible promissory note that was signed on September 8, 2010. The note is payable on demand on September 30, 2011, including interest at 4.75% per annum. Upon conversion, the note shall be considered to be fully satisfied, including interest, and shall be treated for all purposes as a contribution to Oregon USG Holding LLC as of the conversion date. The conversion occurs automatically upon the closing of the Department of Energy (“DOE”) guaranteed project loan. The Company has the option to pay all accrued interest in cash prior to the conversion date. The loan shall become payable in full at the option of the Enbridge following any of the circumstances that create an “Event of Default.” Notable Events of Default include the DOE or relevant governmental authority communicates that it will not or does not intend to guarantee the Project Loan or the Project is unable to obtain a reservoir certificate by an independent reservoir engineer. Repayment of the note is guaranteed by U.S. Geothermal, Inc.

In April 2011, the conditions of the conversion were met. See Note 21 for details.

NOTE 12 – CONSTRUCTION NOTES PAYABLE

Effective August 27, 2010, the Company’s wholly owned subsidiary (USG Nevada LLC) signed a construction loan agreement with Benham Constructors LLC (“Benham”). Benham will be the primary contractor in the relocation and replacement of the existing power plant. The new 8.6 net megawatt power plant is expected to cost approximately $25 million, and is expected to be completed October 2011. Upon completion, the Company will pay the debt in full within 30 days of receipt of the final statement prepared by Benham. Interest will accrue on outstanding balance at 9.5% per annum. When due, the Company expects to obtain funds to repay the loan balance with a long-term project loan. The loan is non-recourse and is secured by the Project’s assets. Title of all work and materials shall pass to the Company the later of delivery to the Site or upon payment in full.

NOTE 13 – SUBSCRIPTION RECEIPTS/STOCK ISSUABLE

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

NOTE 14 - CAPITAL STOCK

The Company is authorized to issue 250,000,000 shares of common stock. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.

On March 10, 2011, the Company issued 705,000 shares for the stock compensation plan (restricted shares) approved on September 10, 2010. The shares will be distributed to qualified recipients according to the approved vesting schedule. See note 15 for details.

On March 7, 2011, the Company issued 5,000,000 shares of Common Stock at a price of $1.00 per share. Each investor received a Common Stock Purchase Warrant exercisable for 50% of number of shares of Common Stock purchased. Each Warrant will entitle the holder to purchase one additional share of Common Stock for $1.075 per share. The Warrants expire March 3, 2012. The issue included a placement agent fee of 112,000 Common Shares and 56,000 Warrants with the same terms.

During the year ended March 31, 2011, the Company issued 297,180 common shares to employees of the Company upon exercise of stock options. Common shares of 272,180 were issued at a strike price of $1.00 CDN and 25,000 were issued at $0.92.

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

During the year ended March 31, 2010, the Company issued 304,375 common shares to employees and consultants of the Company upon exercise of stock options at strike prices between $0.72 and $.92.

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

During the year ended March 31, 2009, the Company issued 22,134 common shares to an officer of the Company upon exercise of stock options at a strike price of $0.60 CDN.

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

NOTE 15 - STOCK BASED COMPENSATION

The Company has a stock incentive plan (the “Stock Incentive Plan”) for the purpose of attracting and motivating directors, officers, employees and consultants of the Corporation and advancing the interests of the Corporation. The Stock Incentive Plan is a 15% rolling plan approved by shareholders in December 2009, whereby the Company can grant options to the extent of 15% of the current outstanding common shares. Under the plan, all forfeited and exercised options can be replaced with new offerings. As of March 31, 2011, the Company can issue stock option grants totaling up to 12,714,296 shares. Options are granted for a term of up to five years from the date of grant. Stock options granted generally vest over a period of eighteen months, with 25% vesting on the date of grant and 25% vesting every six months thereafter. Effective April 1, 2007, all grants are stated in U.S. dollars. The Company recognizes compensation expense using the straight-line method of amortization. Historically, the Company has issued new shares to satisfy exercises of stock options and the Company expects to issue new shares to satisfy any future exercises of stock options. At March 31, 2011, the Company had 6,703,195 options granted and outstanding.

On September 10, 2010, the Company granted 1,300,000 stock options to employees exercisable at a price of $0.86 until September 10, 2015.

On September 23, 2009, the Company granted 80,000 stock options to employees exercisable at a price of $1.58 until September 23, 2014.

On May 26, 2009, the Company granted 1,795,000 stock options to employees and consultants exercisable at a price of $0.92 until May 26, 2014.

On August 9, 2008, the Company granted 95,000 stock options to employees exercisable at a price of $1.58 until August 9, 2013.

On May 19, 2008, the Company granted 1,505,000 stock options to employees and consultants exercisable at a price of $2.41 until May 19, 2013.

The following table reflects the summary of stock options outstanding at March 31, 2008 and changes during the years ended March 31, 2009, 2010 and 2011:

		Weighted
		Average	Weighted
	Number of	Exercise	Average	Aggregate
	shares under	Price Per	Fair	Intrinsic
	options	Share	Value	Value

Balance outstanding, March 31, 2008	2,899,878	$1.22	$1.03	$2,997,808
Forfeited	(238,494)	0.98	0.63	(151,013)
Exercised	(22,134)	0.57	0.28	(6,093)
Granted	1,600,000	2.19	0.87	1,394,017
Balance outstanding, March 31, 2009	4,239,250	1.62	1.00	4,234,719

Forfeited	(80,000)	2.34	1.95	(156,000)
Exercised	(304,375)	0.90	0.82	(249,588)
Granted	1,875,000	0.95	0.78	1,466,898
Balance outstanding, March 31, 2010	5,729,875	1.49	0.92	5,296,029

Forfeited	(29,500)	2.00	0.66	(19,597)
Exercised	(297,180)	0.99	0.99	(294,066)
Granted	1,300,000	0.86	0.58	752,206
Balance outstanding, March 31, 2011	6,703,195	$1.38	$0.86	$5,734,572

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

The fair value of the stock options granted was estimated using the Black-Scholes option-pricing model and is amortized over the vesting period of the underlying options. The assumptions used to calculate the fair value are as follows:

		Year Ended March 31,
	2011	2010	2009
Dividend yield	0	0	0
Expected volatility	89-92%	71-93%	71-82%
Risk free interest rate	0.26-0.78%	0.46-1.32%	1.74-2.23%
Expected life (years)	3.19	3.17	3.25

Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following table summarizes information about the stock options outstanding at March 31, 2011:

OPTIONS OUTSTANDING
		REMAINING	NUMBER OF
EXERCISE	NUMBER OF	CONTRACTUAL	OPTIONS
PRICE	OPTIONS	LIFE (YEARS)	EXERCISABLE	INTRINSIC VALUE

$1.00 CDN	1,170,820	0.03	1,170,820	$1,188,983
1.15 CDN	78,750	0.33	78,750	86,626
1.40 CDN	157,500	0.81	157,500	139,271
2.41	652,500	1.31	652,500	460,975
2.22	1,465,000	2.13	1,465,000	1,786,417
1.78	95,000	2.49	95,000	81,172
0.92	1,715,625	3.15	1,715,625	1,212,487
1.58	68,000	3.48	68,000	26,435
0.86	1,300,000	4.45	650,000	376,103

$1.38	6,703,195	2.36	6,053,195	$5,358,469

The following table summarizes information about the stock options outstanding at March 31, 2010:

OPTIONS OUTSTANDING
		REMAINING	NUMBER OF
EXERCISE	NUMBER OF	CONTRACTUAL	OPTIONS
PRICE	OPTIONS	LIFE (YEARS)	EXERCISABLE	INTRINSIC VALUE

$1.00 CDN	1,443,000	1.00	1,443,000	$1,465,385
1.15 CDN	78,750	1.33	78,750	86,626
1.40 CDN	157,500	1.83	157,500	139,271
2.41	660,000	2.33	660,000	466,274
2.22	1,475,000	3.12	1,475,000	1,798,611
1.78	95,000	3.48	95,000	81,172
0.92	1,740,625	4.15	867,125	612,825
1.58	80,000	4.17	40,000	15,550

$1.49	5,729,875	2.77	4,816,375	$4,665,714

A summary of the status of the Company’s nonvested stock options outstanding at March 31, 2008 and changes during the fiscal years ended March 31, 2009, 2010 and 2011 are presented as follows:

		Weighted	Weighted
		Average Grant	Average
	Number of	Date Fair Value	Grant Date
	Options	Per Share	Fair Value

Nonvested, March 31, 2008	419,375	$1.08	$1.43

Granted	1,600,000	2.19	1.22
Vested	(980,881)	2.25	1.26
Forfeited	(238,494)	0.98	0.63
Nonvested, March 31, 2009	800,000	1.08	1.43

Granted	1,875,000	0.95	0.70
Vested	(1,681,500)	1.52	0.97
Forfeited	(80,000)	2.34	0.90
Nonvested, March 31, 2010	913,500	0.95	0.69

Granted	1,300,000	0.86	0.58
Vested	(1,557,500)	0.90	0.66
Forfeited	(6,000)	1.58	0.39
Nonvested, March 31, 2011	650,000	$0.86	$0.58

As of March 31, 2011, there was $341,567 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of options vested at March 31, 2011 and 2010 was $805,193 and $1,468,169; respectively.

Stock Compensation Plan (Restricted Shares)

On September 10, 2010, the Company granted officers, directors and select employees 705,000 common shares that will be distributed in three six-month vesting periods. The recipients meet the vesting requirements by maintaining employment and good standing with the Company through the vesting periods. After vesting, there are no restrictions on shares. On March 10, 2011, the 705,000 common shares were issued to the recipients and held by the Company. All of these shares were considered to be issued and outstanding. On March 11, 2011, 235,000 common shares vested valued at $0.99 per share, and the shares were released to the qualified recipients. The remaining vesting schedule is as follows:

Number of Shares
Remaining Vesting Dates	Vesting
September 10, 2011	235,000
March 11, 2012	235,000
470,000

Stock Purchase Warrants

At March 31, 2011, the outstanding broker warrants and share purchase warrants consisted of the following:

		Broker
		Warrant	Share	Warrant
	Broker	Exercise	Purchase	Exercise
Expiration Date	Warrants	Price	Warrants	Price
August 17, 2011	243,000	$1.22	4,050,000	$1.750
March 4, 2012	-	-	2,556,000	1.075
September 16, 2015	246,285	1.25	4,104,757	1.250

NOTE 16 – FAIR VALUE MEASUREMENT

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

The following table discloses by level within the fair value hierarchy the Company’s assets and liabilities measured and reported on its Consolidated Balance Sheet as of March 31, 2011 at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
Assets:
Money market accounts	$7,610,027	$7,610,027	$-	$-
Investment in equity securities	178,486	-	178,486	-
	$7,788,513	$7,610,027	$178,486	$-

As allowed by current financial reporting standards, the Company has elected not to implement fair value recognition and reporting for all non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis, that is, at least annually.

Changes in Level 3 assets measured at fair value on a recurring basis for the years ended March 31, 2010 and 2009:

Investment in equity securities:
Balance at March 31, 2009	$150,169
Purchases	-
Realized gains/losses	-
Foreign exchange loss	11,156
Unrealized gain included in other comprehensive income	92,247
Transfer out of classification	(253,572)
Balance at March 31, 2010	$-

The equity securities purchased in June 2008 are actively traded on a stock exchange; however, the securities held by the Company are subject to trading restrictions. Therefore, the investment was moved from Level 3 to Level 2.

NOTE 17 - RELATED PARTY TRANSACTIONS

At March 31, 2011 and 2010 the amounts of $2,338 and $1,897, respectively, are payable to directors and officers of the Company for routine expense reimbursement. These amounts are unsecured and due on demand.

The Company’s subsidiary Raft River Energy I, LLC (“RREI”) owed the Company $282,257 and $335,684 at March 31, 2011 and 2010; respectively, for operating and maintenance expenses. The receivable balance is comprised of unsecured demand obligations due within twelve months. The Company received the following revenues from RREI:

		Years Ended March 31,
	2011	2010	2009
Management fees	$250,000	$250,000	$250,000
Lease and royalties	196,893	209,544	97,098
	$446,893	$459,544	$347,098

The Company’s equity investment in RREI is adjusted monthly for its share of the profit and loss based on various revenue stream and cost allocations. Our share of the costs to RREI associated with the above noted management fees and lease and royalty revenues are deemed immaterial at this time, and related U.S. Geothermal, Inc.’s revenues and RREI costs have not been eliminated in the financial statements.

The Company paid directors fees in the amounts of $67,500, $60,000 and $60,000 for the years ended March 31, 2011, 2010 and 2009; respectively.

NOTE 18 - DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

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

As a result of the above, under Canadian GAAP the following line items in the consolidated balance sheets and income statements would have been presented as follows:

Consolidated Balance Sheets	U.S. GAAP March 31, 2011	Canadian GAAP March 31, 2011	U.S. GAAP March 31, 2010	Canadian GAAP March 31, 2010
Plant, Property and Equipment	$40,295,117	$40,735,728	$16,550,006	$16,990,617
Intangible Assets	16,957,708	16,957,708	16,642,515	16,642,515
Total Assets	85,322,968	85,763,579	65,727,861	66,168,472
Stockholders’ Equity	65,169,562	65,610,173	62,528,591	62,969,202
Total Liabilities and Stockholders’ Equity	$85,322,968	$85,763,579	$65,727,861	$66,168,472

Consolidated Statements of Operations and Comprehensive Loss	U.S. GAAP Year Ended March 31, 2011	Canadian GAAP Year Ended March 31, 2011	U.S. GAAP Year ended March 31, 2010	Canadian GAAP Year ended March 31, 2010
Loss from Operations	$(4,039,351)	$(4,039,351)	$(5,907,481)	$(5,907,481)
Net Loss Attributable to U.S. Geothermal Inc.	$(3,954,416)	$(3,954,416)	$(5,763,138)	$(5,763,138)

The Company’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Effective our fiscal year beginning April 1, 2011, the Company will provide an explanation of differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”) in a footnote to the financial statements.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements
The Company has entered into several lease agreements with terms expiring up to December 1, 2034 for geothermal properties in Washoe County Nevada; Neal Hot Springs, Oregon and adjoining the Raft River properties in Raft River, Idaho. The Company incurred total lease expenses for years ended March 31, 2011, 2010 and 2009, totaling $153,918, $177,109 and $81,392; respectively.

BLM Lease Agreements

Idaho
On August 1, 2007, the Company signed a geothermal resources lease agreement with the United States Department of the Interior Bureau of Land Management (“BLM”). The contract requires an annual payment of $3,502 including processing fees. The primary term of the agreement is 10 years. After the primary term, the Company has the right to extend the contract. BLM has the right to terminate the contract upon written notice if the Company does not comply with the terms of the agreement. The Company believes that it is in compliance with all of the lease terms.

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

Granite Creek
The Company has three geothermal lease contracts with the BLM for the Granite Creek properties. The lease contracts are for approximately 5,414 acres of land and geothermal water rights located in North Western Nevada. The lease contracts have primary terms of 10 years. Per federal regulations applicable for the contracts, the lessee has the option to extend the primary lease term another 40 years if the BLM does not need the land for any other purpose and the lessee is maintaining production at commercial quantities. The leases state annual lease payments of $5,414, not including processing fees, and expire October 31, 2012

Office Lease
The Company signed in a one year lease contract January 2011 for general office space for the executive office located in Boise, Idaho. The contract includes two one year renewal options for the Company. The lease payments are due in monthly installments of $6,160. The Company incurred total office lease expenses under the current contract and the prior contract for years ended March 31, 2011, 2010 and 2009, totaling $72,306, $70,200 and $67,987; respectively.

The following is the total contracted lease operating obligations (operating leases, BLM lease agreements and office lease) for the next five fiscal years:

Year Ending
March 31,	Amount
2012	$167,167
2013	77,627
2014	67,611
2015	58,652
2016	55,352
Thereafter	21,946

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

In December of 2009, the Company’s subsidiary (USG Oregon LLC), signed a power purchase agreement with Idaho Power Company for the sale of power generated by the Neal Hot Springs, Oregon project. The agreement has a term of 25 years and provides for the purchase of power up to 25 megawatts (22 megawatt planned output level). Beginning 2012, the flat energy price is $96 per megawatt hour. The price escalates annually by 6 percent in the initial years and by 1.33 percent during the latter years of the agreement. The approximate 25-year levelized price is $117.65 per megawatt hour.

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

Mineral Rights Option Agreement
On May 24, 2010, USG Oregon LLC (a subsidiary of the Company) entered into an option agreement that allows for exclusive purchase of all mineral rights associated with 2,110 acres of land located in Malheur County, Oregon. Per the terms of the agreement, the Company transferred $200,000 to the seller. To exercise the option agreement, the Company must pay an additional $200,000 prior to November 25, 2012. If the second payment is not made, the Company loses all rights associated with the agreement.

NOTE 20 – JOINT VENTURES/NON-CONTROLLING INTEREST

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

Oregon USG Holdings LLC
In September 2010, Oregon USG Holdings LLC (wholly owned by U.S. Geothermal Inc.) signed an LLC Operating Agreement with Enbridge Inc. for the right to participate in the Company’s project in the Neal Hot Springs project located in Malheur County, Oregon. The agreement provided for the issuance of a $5 million promissory note, with a conversion option, from Enbridge to Oregon USG Holdings LLC to provide funding for the completion of the drilling and testing activities (see Note 11 for details). Upon completion of the independent reservoir engineer’s report at Neal Hot Springs, Enbridge’s promissory note shall be converted into a direct equity ownership in Oregon USG Holdings LLC. Enbridge will earn a 20% direct ownership from conversion of $5 million convertible note and making an additional payment of $13.8 million to Oregon USG Holdings LLC. In the event of cost overruns for the project and at the Company’s election, an additional payment obligation of up to $5 million may be contributed by Enbridge that would increase their direct ownership by 1.5 percentage points for each $1 million contributed. Added to their base 20% ownership, additional payments could increase Enbridge’s ownership to a maximum of 27.5% .

During the year ended March 31, 2011, Enbridge contributed $1,000 for the right to acquire a 20% ownership interest in Oregon USG Holdings LLC subject to completing the additional payment obligations and conversion of the promissory note.

See description of the conversion event that occurred subsequent to the fiscal year end in Note 21.

NOTE 21 – SUBSEQUENT EVENT

The Company has evaluated events and transactions that have occurred after the balance sheet date through June 9, 2011, which is considered to be the issuance date. The following event was identified for disclosure:

Conversion of Loan to Equity and Capital Contribution
In April 2011, the DOE guaranteed project loan was closed which triggered the terms of the conversion agreement. The unsecured convertible promissory note in the amount of $5,000,000 was converted to an equity interest in Oregon USG Holding LLC. With the note conversion and the additional capital contribution of $13.8 million, the partner (Enbridge) received a 20% ownership interest in Oregon USG Holdings LLC and has the right to acquire up to a maximum of 27.5% . Oregon USG Holdings LLC has full ownership of USG Oregon LLC.

San Emidio Nevada Project Purchase Agreement
On June 1, 2011, the Company announced the signing of a 25 year power purchase agreement between its wholly owned subsidiary (USG Nevada LLC) and NV Energy for the purchase of an annual average of up to 19.9 net megawatts of energy produced from the San Emidio Geothermal Project located in Washoe County, Nevada. This agreement is still subject to approval by the PUC.

Repairs Agreement for Raft River Energy I LLC
On May 17, 2011, Raft River I Holdings, LLC consented to a repair plan for both under performing wells utilized by Raft River Energy I, LLC (wells RRG-2 and RRG-7). A Repair Services Agreement was executed between U.S Geothermal Services, LLC (“USG Services”) and Raft River Energy I LLC, whereby USG Services will provide up to $1.65 million in funding and manage the well repairs. The cost of the repairs will be repaid preferentially from project cash flow at a rate of 90% of increased cash created by the repairs. A management fee of 12.75% of the actual repair cost incurred will be paid to USG Services. The outstanding balance of the repair cost will also earn USG Services interest income at the rate of 12.0 % per-annum.