Form 10-K, Exhibit 13
period 2011-03-31
US GEOTHERMAL INC
filed 2011-06-09
CIK 1172136

Exhibit 13.2

Raft River Energy I LLC
Financial Statements
December 31, 2010 and 2009

Raft River Energy I LLC
Index
December 31, 2010 and 2009

Page(s)
Report of Independent Auditors	1
Financial Statements
Balance Sheets	2
Statements of Operations	3
Statements of Cash Flows	4
Statement of Members' Equity	5
Notes to the Financial Statements	6-14

Report of Independent Auditors

To the Members of Raft River Energy I LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of members' equity present fairly, in all material respects, the financial position of Raft River Energy I LLC at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for the fiscal years ended December 31, 2010, December 31, 2009, November 28, 2008 and for the one-month period ended December 26, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Company has entered into significant transactions with certain related parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Portland, Oregon
March 15, 2011

Raft River Energy I LLC
Balance Sheets
December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009*
Assets
Current
Cash and cash equivalents	$255,726	$175,688
Accounts receivable, trade	469,415	463,791
Accounts receivable, related party	-	26,935
Inventory, parts and supplies	158,243	116,188
Other current assets	25,482	25,482
Total current assets	908,866	808,084
Property, plant and equipment (net)
Property and equipment, net accumulated depreciation	45,939,087	47,967,225
Construction in progress	-	26,036
Total property, plant and equipment (net)	45,939,087	47,993,261
Total assets	$46,847,953	$48,801,345
Liabilities and Members' Equity
Current
Accounts payable and accrued liabilities	$210,395	$218,284
Accounts payable, related party	224,530	572,832
Total current liabilities	434,925	791,116
Commitments and contingencies (Note 5)
Members' equity
Class A units - Raft River Holdings, LLC	33,705,975	33,943,416
Class B units - U.S. Geothermal Inc.	16,892,344	17,504,708
Accumulated deficit	(4,185,291)	(3,437,895)
Total members' equity	46,413,028	48,010,229
Total liabilities and members' equity	$46,847,953	$48,801,345

* - See change in fiscal year end, Note 9

The accompanying notes are an integral part of these financial statements.

Raft River Energy I LLC
Statements of Operations
Years Ended December 31, 2010 and 2009

	For the Year	For the Year	For the Month	For the Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 26,	November 28,
	2010	2009*	2008*	2008
Operating revenue
Energy sales	$3,988,090	$4,281,588	$486,295	$4,285,076
Renewable energy credit sales	554,387	437,361	51,536	595,228
Total operating revenues	4,542,477	4,718,949	537,831	4,880,304
Operating expenses
Insurance	227,273	225,619	16,934	191,116
Office and administration	71,047	51,216	1,227	37,859
Travel and promotion	9,367	9,486	396	22,879
Management and professional fees	400,985	518,582	(79,334)	466,427
Plant and well field	1,019,929	2,523,365	53,753	1,392,098
Salaries and related costs	760,715	806,904	(47,743)	616,205
Lease, rent and royalties	140,538	118,027	11,740	206,554
Utilities	612,929	695,874	58,929	608,197
Depreciation	2,047,238	2,048,682	169,446	1,719,927
Loss on equipment disposal	-	-	-	147,958
Total operating expenses	5,290,021	6,997,755	185,348	5,409,220
Income (loss) from operations	(747,544)	(2,278,806)	352,483	(528,916)
Other income
Interest income	148	8,088	477	80,323
Total other income	148	8,088	477	80,323
Net income (loss)	$(747,396)	$(2,270,718)	$352,960	$(448,593)

* - See change in fiscal year end, Note 9

The accompanying notes are an integral part of these financial statements.

Raft River Energy I LLC
Statement of Cash Flows
Years Ended December 31, 2010 and 2009

	For the Year	For the Year	For the Month	For the Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 26,	November 28,
	2010	2009*	2008*	2008
Cash flow from operating activities
Net loss	$(747,396)	$(2,270,718)	$352,960	$(448,593)
Add (deduct) items not affecting cash
Depreciation	2,047,238	2,048,682	169,446	1,719,927
Loss on disposal of equipment	-	-	-	147,958
Other noncash items	(20,716)	(25,000)	-	(27,000)
Net changes in
Accounts receivable	21,311	47,694	29,115	(481,469)
Inventory	(42,055)	(45,290)	(3,176)	(67,722)
Accounts payable and accrued liabilities	(356,191)	401,683	11,366	365,892
Other current assets	-	72,653	16,934	(107,403)
Total cash provided by operating activities	902,191	229,704	576,645	1,101,590

Cash flow from investing activities
Purchases of property, plant and equipment	(19,100)	(303,924)	(973,966)	(4,713,254)
Sale of construction materials	20,252	-	-	-
Total cash used by investing activities	1,152	(303,924)	(973,966)	(4,713,254)

Cash flow from financing activities
Capital distributions to member U.S. Geothermal Inc.	(612,363)	(448,934)	-	-
Capital distributions to member Raft River Holdings, LLC	(237,442)	(199,684)	-	(27,000)
Noncash operating distributions to member Raft River Holdings, LLC	26,500	25,000	-	27,000
Capital contributions from member U.S. Geothermal Inc.	-	-	-	4,714,926
Total cash provided by financing activities	(823,305)	(623,618)	-	4,714,926

Increase (decrease) in cash and cash equivalents	80,038	(697,838)	(397,321)	1,103,262

Cash and cash equivalents at the Beginning of period	175,688	873,526	1,270,847	167,585

Cash and cash equivalents at the End of period	$255,726	$175,688	$873,526	$1,270,847

Schedule of noncash transactions
Equipment contributed by member U.S. Geothermal Inc.	$-	$-	$-	$300,000

Other Items
Accounts payable for capital expenditures	-	-	111,194	1,056,345

* - See change in fiscal year end, Note 9

The accompanying notes are an integral part of these financial statements.

Raft River Energy I LLC
Statement of Members' Equity
Years Ended December 31, 2010 and 2009

	Class A Units -	Class B Units -
	Raft River	U.S. Geothermal
	Holdings	Inc.	Totals
Balances at November 30, 2007	$33,360,043	$12,677,228	$46,037,271
Capital contributions	-	5,014,926	5,014,926
Distributions	(27,000)	-	(27,000)
Net loss	(292,533)	(156,060)	(448,593)
Balances at November 28, 2008	33,040,510	17,536,094	50,576,604
Net income	298,247	54,713	352,960
Balances at December 26, 2008*	33,338,757	17,590,807	50,929,564
Correction of error (Note 8)	(797,429)	797,429	-
Distributions	(199,684)	(448,933)	(648,617)
Net income (loss)	(2,549,790)	279,072	(2,270,718)
Balances at December 31, 2009*	29,791,854	18,218,375	48,010,229
Distributions	(237,442)	(612,363)	(849,805)
Net income (loss)	(1,122,449)	375,053	(747,396)
Balances at December 31, 2010	$28,431,963	$17,981,065	$46,413,028

* - See change in fiscal year end, Note 9

The accompanying notes are an integral part of these financial statements.

Raft River Energy I LLC
Notes to the Financial Statements
December 31, 2010 and 2009

1.	Organization and Description of Business

Raft River Energy I LLC (the "Company") is a limited liability company organized in the State of Delaware by U.S. Geothermal Inc. on August 18, 2005, for the purpose of constructing and operating a geothermal power plant located near Malta, Idaho. The Company's power plant is considered to be phase I of a Raft River, Idaho geothermal project expected to consist of three phases. As defined in the Membership Admission agreement, the Company is owned by U.S. Geothermal Inc. and Raft River I Holdings LLC, which is a Delaware limited liability company that is a subsidiary of The Goldman Sachs Group Inc. (collectively referred to as "the members"). As defined in the Management Services Agreements, U.S. Geothermal Services LLC, (a wholly owned subsidiary of U.S. Geothermal Inc.) is the Company's Operator.

2.	Summary of Significant Accounting Policies

Accounting Method

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") which have been consistently applied.

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

Allocation of Profits and Losses

The Company utilizes the hypothetical liquidation at book value method ("HLBV") for allocating profits and losses. This method utilizes the specific terms outlined in the entity's organizational contracts and other authoritative documents. These terms include cash disbursement terms, associated financial instruments, debt arrangements, and rights to specific revenue streams.

According to the operating agreement, upon liquidation and after payment of all outstanding debts, remaining funds will be distributed to the Members based on to their respective positive capital account balance ratios. Certain contract provisions contain allocation of profit and loss items to arrive at the capital account balances. See Note 8.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and short term instruments with original maturities of no more than ninety days.

Concentration of Risk

The Company's cash and cash equivalents consisted of commercial bank deposits and a money market account.All cash equivalents are held in a commercial bank located in Boise, Idaho. Deposits held in the checking account are subject to Federal Deposit Insurance Corporation (FDIC) up to $250,000 (level extended through December 31, 2013). The Company's cash deposits, at December 31, 2010, totaled $323,674 ($73,674 exceeded FDIC coverage limits).

Raft River Energy I LLC
Notes to the Financial Statements
December 31, 2010 and 2009

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

As of December 31, 2010, U.S. Geothermal Inc. has contributed $17,953,640 ($16,892,344, net of distributions of $1,061,296) in cash and property to the project, while Raft River I Holdings LLC has contributed $34,170,100 ($33,705,975, net of distributions of $464,125) in cash. Profits and losses have been allocated according to the HLBV method.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts receivable-related party, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment in accordance with Accounting Standards Codification (ASC) No. 360, Property, Plant, & Equipment. Accordingly, the Company evaluates its long-term assets annually for impairment, or when circumstances or events occur that may impact the fair value of the assets. Management believes that there have not been any circumstances that have warranted the recognition of losses due to the impairment of long-lived assets as of December 31, 2010 and December 31, 2009.

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
Notes to the Financial Statements
December 31, 2010 and 2009

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

Estimated useful lives by asset categories are summarized as follows:

Estimated Useful
Asset Categories	Lives in Years

Furniture, vehicle and other equipment	4 years
Power plant, buildings and improvements	15–30 years
Wells	30 years
Well pumps and components	5–15 years
Pipelines	30 years
Transmission lines	30 years

Revenue

Revenue Recognition

Energy Sales

The Company's primary operating revenue originates from electrical power generated by the Company's geothermal power plant. The revenue is recognized when the power is produced and delivered to the customer who is reasonably assured to be able to pay under the terms defined in the Power Purchase Agreement ("PPA").

Renewable Energy Credits

Revenues from Renewable Energy Credits ("RECs") are recognized when the Company has met the terms of certain energy sales agreements with a financially capable buyer and has met the applicable governing regulations. The Company earns one REC for each megawatt hour produced from the geothermal power plant. Each REC is certified by Western Electricity Coordinating Council Council ("WREGIS") and sold under a REC Purchase and Sales Agreement.

Revenue Source

All of the Company's energy sales are received from one major power company that, primarily, operates in the State of Idaho. All of the power generated originates from the one power plant that utilizes a geothermal reservoir located in southeastern Idaho. Approximately 92% of the accounts receivable balance at December 31, 2010, represented a balance due from one major customer.

Raft River Energy I LLC
Notes to the Financial Statements
December 31, 2010 and 2009

3.	Property, Plant And Equipment

Property, plant and equipment, at cost, are detailed as follows:

	December 31,	December 31,
	2010	2009
Furniture and equipment	$73,431	$73,431
Power plant, buildings and improvements	26,703,390	26,684,290
Wells	15,339,317	15,339,317
Well pumps	2,719,361	2,719,361
Pipelines	5,555,598	5,555,598
Transmission lines	1,538,107	1,538,107
	51,929,204	51,910,104
Less: Accumulated depreciation	(5,990,117)	(3,942,879)
	45,939,087	47,967,225
Construction in progress	-	26,036
	$45,939,087	$47,993,261

At December 31, 2009, construction in progress consisted of materials used for drilling activities. All of these materials were either sold, at cost, or put into operations during the year ended December 31, 2010. See Note 4.

4.	Related Party Transactions

The amounts payable to U.S. Geothermal Inc. and U.S. Geothermal Services, LLC as of December 31, 2010 and December 31, 2009, were $224,530 and $572,832; respectively. The amounts payable are unsecured and due on demand.

At December 31, 2009, the Company had a balance of $26,935 receivable from USG Oregon, LLC. The receivable resulted from a sale of construction materials at the original purchase price. The balance was paid in full in January 2010.

During the year ended December 31, 2010, materials classified as construction in progress at December 31, 2009 for $20,252 were sold, at cost, to USG Oregon, LLC and USG Nevada, LLC.

U.S. Geothermal Inc. is the managing member of the Company. U.S. Geothermal Services, LLC, USG Nevada, LLC and USG Oregon, LLC are wholly owned subsidiaries of U.S. Geothermal Inc.

Raft River Energy I LLC
Notes to the Financial Statements
December 31, 2010 and 2009

The Company's related party transactions are summarized as follows:

	For the Year	For the Year	For the Month	For the Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 26,	November 28,
	2010	2009	2008	2008
Capital expenditures	$-	$-	$-	$87,510
Insurance	227,273	152,966	-	-
Office and administration	68,128	50,040	1,084	31,298
Travel and promotion	9,367	9,385	385	22,879
Management and professional fees	304,084	279,173	20,585	291,925
Plant and well field	873,499	2,440,351	34,523	1,000,351
Salaries and related costs	760,715	706,904	48,809	616,205
Lease, rent and royalties	111,360	92,050	10,140	163,219
Utilities	3,354	11,653	1,517	7,383
	$2,357,780	$3,742,522	$117,043	$2,220,770

Management Services Agreement

The Company has entered into a management services agreement with U.S. Geothermal Services, LLC ³management company´ effective August 9, 2006, to provide certain management and operating services. The contract terminates upon the earlier of mutual agreement of the contracting parties or on August 9, 2028. The quarterly management fee starts at $62,500, and in addition there are incentive payments linked to certain performance targets. If the Company does not have sufficient funds to pay the facility's necessary operating expenses in a particular month, the management fee shall be deferred with no interest penalty.

The actual management fee is subject to contracted adjustments based upon financial performance of the Company calculated on a semi-annual basis. In the event that actual results exceed expected results a bonus shall be earned. For the first $10,000, whereby the actual results exceed the expected results, the bonus shall equal 10% of the difference. If the difference between the actual results and the expected result is more than $10,000, the second component shall equal 50% of the excess over $10,000. The second component bonus amount shall not exceed $20,000. In the event that expected results exceed actual results the management fee shall be reduced. If the difference between the expected results and actual results is less than or equal to $175,000, then the management company shall pay the absolute value of the difference multiplied by 10%. If the difference between the expected results and actual results is in excess of $175,000, then the management company shall pay the Company the amount equal to absolute value of the difference in excess of $175,000.

Raft River Energy I LLC
Notes to the Financial Statements
December 31, 2010 and 2009

The Company paid U.S. Geothermal Services, LLC management services for the fiscal periods as follows:

Management
Fiscal Period	Fees
For the Year Ended November 28, 2008	$227,708
For the Month Ended December 26, 2008	18,958
For the Year Ended December 31, 2009	253,333
For the Year Ended December 31, 2010	250,000

Well Field Lease Contract

On November 2, 2006, the Company signed a lease contract with a primary term of 20 years for the groundwater rights needed for cooling purposes at the Facility payable to U.S. Geothermal Inc. ("lessor"). The annual rate of $90,000 is based upon the facility's expected needs of 900 acre feet per annum ("a.f.a.") ($10,000 per 100 a.f.a.). Based upon the needs of the facility and proper notice given by the lessor, the contract allows for an increase in the amount of water available for lease according to the noted rate. The payments are due annually within ten business days following the anniversary of the "placed in service" date which is the date of the facility became commercially operational. During the fiscal year ended November 28, 2008, the Company paid the lessor the "initial rent payment" of $90,000 due for the period of time from the contract date to the to the initial placed in service date, as well as an additional $74,475 for current year lease costs. Lease costs of $90,000 were paid in the year ended December 31, 2010.

The schedule of estimated lease payments for the primary contract term is as follows:

For the Year Ended December 31,	Amounts
2011	$90,000
2012	90,000
2013	90,000
2014	90,000
2015	90,000
Thereafter	990,000
Total	$1,440,000

Geothermal Water and Land Lease

On October 19, 2006, the Company signed a lease contract with U.S. Geothermal Inc. ("lessor") that is effective as long as the Company is utilizing the resource. The contract provides the lessee exclusive geothermal water rights and nonexclusive land rights to 903 acres located in Raft River, Idaho. For the first 5 years ("primary term") the lease rate will be $5.00 per acre with an initial setup fee of $3,300. After the primary term, the lease will be based on a royalty of 10% of net proceeds. Net proceeds is defined as generated electric power, less deductions of the sum of direct operating costs, property taxes, franchise taxes, marketing expenses and depreciation. Depreciation will be calculated on a 15 year straight-line basis. During the year ended December 31, 2010, the Company paid lease costs of $4,515. As of December 31, 2010, the Company owed the lessor $16,845 in unpaid lease costs that was paid in full in January 2011.

Raft River Energy I LLC
Notes to the Financial Statements
December 31, 2010 and 2009

5.	Commitments And Contingencies

Operating Lease Agreements

The Company has entered into several lease agreements with terms expiring up to December 1, 2033, for geothermal properties adjoining the Raft River Geothermal Property. The schedule of estimated annual lease payments is as follows:

For the Year Ended December 31,	Amounts*
2011	$125,115
2012	120,936
2013	121,287
2014	121,357
2015	118,544
Thereafter	1,410,535
Total	$2,017,774

* The schedule includes the expected annual related party well field, water and land lease payments described in Note 4.

The terms of the management services agreement, the well field lease contract, and the water and land lease contract are described in Note 4.

Power Purchase Agreement

The Company signed a 20 year power purchase agreement dated December 29, 2004 with Idaho Power Company for sale of power generated from its planned phase one power plant. It has been determined this meets the definition of a lease arrangement under current accounting pronouncements and is accounted for as an operating lease. As there is no minimum payment, lease income will be recognized as revenue when sales of power occur.

Power Transmission

The Company has 27 year interconnection and wheeling agreement with Raft River Rural Electric Cooperative, Inc. with a date of execution of March 9, 2006. The contract specifies a 15 year extension subject to the renewal of the right of way agreement with the Bureau of Land Management. The interconnection and wheeling agreement provides for the transmission of electricity from the plant to the Bonneville Power Administration ("BPA") substation. On June 24, 2005, the Company signed a 30 year transmission agreement with a start date of June 1, 2006, with BPA for transmission of electricity from the BPA substation to Idaho Power.

Renewable Energy Credits

The Company signed a 10 year contract on July 29, 2006, to sell renewable energy credits to Holy Cross Energy. After the Holy Cross Energy contract has expired, the Company will sell renewable energy credits to the Public Utility District of Clallam County, Washington, in accordance with a 17 year contract signed December 2010.

Raft River Energy I LLC
Notes to the Financial Statements
December 31, 2010 and 2009

6.	Members' Interests

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

Under the terms of the Membership Admission Agreement, as of November 28, 2008, Raft River I Holdings LLC, has contributed their full obligation of $34.2 million in cash, and U.S. Geothermal Inc. has contributed $17.9 million in assets to the Company. U.S. Geothermal Inc.'s contribution consisted of $16.5 in cash and approximately $1.4 million in property. Based upon the Operating Agreement, loans made by Members to the Company shall not be considered capital contributions. Based upon the advances made to the Company by a Member shall be payable only out of the Company's property in accordance with the terms and the conditions upon which such advances are made.

7.	Income Tax

The Company is a Limited Liability Corporation that is treated as a partnership for tax purposes with each of the Members accounting for their share of the tax attributes and liabilities. Accordingly, there are no deferred income tax amounts recorded in these financial statements.

8.	Error Correction

After re-examining the provisions of the Membership Admission Agreement prior to the issuance of the financial statements for the year ended December 31, 2009, Management determined that the profit and loss allocation method applied in the prior periods was not consistent with generally accepted accounting principles. This change is considered to be a correction of an error. To fairly allocate profits and losses between the members, the Company adopted the HLBV method. The adjustments reallocate the member equity balances as if the profits and losses had been allocated with the HLBV method from the Company's inception to December 31, 2009. Net earnings/losses or total member's equity balances are not affected by the reallocation.

We assessed the materiality of this error on financial statements for prior periods and concluded that the error was not material to any periods presented. Accordingly, the Balance Sheet and Statement of Members' Equity herein have been revised to correct for the cumulative amount of this error in the year ended December 31, 2009.

Raft River Energy I LLC
Notes to the Financial Statements
December 31, 2010 and 2009

9.	Fiscal Year-End Change

Due to the changes imposed on Member A's parent company, the Company was required to change its fiscal year-end from November to December, beginning with fiscal 2009. This change in the Company's fiscal year-end resulted in a one-month transition period that began on November 29, 2008 and ended on December 26, 2008. Fiscal year 2009 began on December 27, 2008 and ended on December 31, 2009. Financial information for this fiscal transition period is included in these financial statements.

The following summarized financial information was presented to compare operating results for the transition period:

		(Unaudited)
	Month Ended	Month Ended
	December 26,	December 28,
	2008	2007
Operating revenues	$537,831	$233,257
Operating expenses	185,348	111,692
Gain (loss) from operations	352,483	121,565
Other income	477	1,768
Net income (loss)	$352,960	$123,333