Form 10-KT, Exhibit 13
period 2012-12-31
US GEOTHERMAL INC
filed 2013-03-27
CIK 1172136

U.S. GEOTHERMAL INC.

________

Consolidated Financial Statements
December 31, 2012

To the Board of Directors and
Stockholders of U.S. Geothermal, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of U.S. Geothermal, Inc. as of December 31, 2012 and March 31, 2012, and the related consolidated statements of stockholders’ equity, operations, and cash flows for each of the periods then ended. U.S. Geothermal, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Geothermal, Inc. as of December 31, 2012 and March 31, 2012, and the results of its operations and its cash flows for each of the periods then ended in conformity with accounting principles generally accepted in the United States of America.

MartinelliMick PLLC
Spokane, Washington
March 26, 2013

U.S. GEOTHERMAL INC.
CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	December 31, 2012	March 31, 2012

ASSETS

Current:
Cash and cash equivalents	$12,908,779	$4,433,051
Restricted cash (note 3)	2,995,000	2,920,000
Trade accounts receivable	3,296,890	335,721
Grant proceeds receivable (note 4)	42,884,200	-
Other current assets	839,104	1,004,848
Total current assets	62,923,973	8,693,620

Deposit on mineral rights purchase	-	200,000
Investment in equity securities (note 5)	65,551	92,497
Operating security deposit for Power Purchase Agreement	1,426,700	-
Property, plant and equipment, net of accumulated depreciation (note 6)	160,589,254	193,867,155
Intangible assets, net of accumulated amortization (note 7)	15,490,618	16,177,596

Total assets	$240,496,096	$219,030,868

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	$1,481,959	$1,637,294
Construction accounts payable	1,122,746	28,564,315
Related party accounts payable	3,391	2,087
Current portion of capital lease obligations (note 9)	45,278	14,183
Note payable, bridge loan	-	7,500,000
Retention payable (note 16)	8,089,704	-
Construction loans payable, current portion (note 11)	2,576,342	-
Total current liabilities	13,319,420	37,717,879

Long-term Liabilities:
Retention payable (note 16)	-	8,374,762
Convertible loan payable (note 10)	2,125,000	2,125,000
Long-term portion of capital lease obligations (note 9)	69,039	-
Construction loans payable, less current portion (note 11)	102,124,167	58,995,708
Total long-term liabilities	104,318,206	69,495,470

Total liabilities	117,637,626	107,213,349

Commitments and Contingencies (note 16)	-	-

STOCKHOLDERS’ EQUITY

Capital stock (authorized: 250,000,000 common shares with a $0.001 par value; issued and outstanding shares at December 31, 2012 and March 31, 2012 were: 101,516,764 and 85,080,445; respectively)	101,516	85,080

Additional paid-in capital	99,524,850	93,475,298
Accumulated other comprehensive income	(3,944)	23,002
Accumulated deficit	(32,845,150)	(31,530,306)
	66,777,272	62,053,074

Non-controlling interests (note 17)	56,081,198	49,764,445
Total stockholders’ equity	122,858,470	111,817,519

Total liabilities and stockholders’ equity	$240,496,096	$219,030,868

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

	For the Nine Months
	Ended December 31,	For the Year Ended
	2012	March 31, 2012

Plant Revenues:
Energy sales	$8,301,111	$5,424,696
Energy credit sales	298,748	469,417
Total plant operating revenues	8,599,859	5,894,113

Plant Expenses:
Plant production expenses	4,421,719	4,324,524
Well repairs and maintenance	-	3,066,301
Depreciation and amortization	2,889,089	2,888,821
Total plant operating expenses	7,310,808	10,279,646

Net Income (Loss) from Plant Operations	1,289,051	(4,385,533)

Expenses (Income):
Corporate administration	648,076	899,555
Professional and management fees	654,438	1,889,142
Salaries and wages	897,001	1,237,461
Stock based compensation	636,001	1,454,376
Travel and promotion	131,751	203,444
Leases and well testing	133,744	559,066
Interest expense	160,830	-
Other (income) expenses	(57,123)	423,012
Total expenses (income)	3,204,718	6,666,056

Net Loss Before Accumulated Change	(1,915,667)	(11,051,589)

Accumulated effect on prior period application of capitalization policy (note 19)	-	262,305

Net Loss	(1,915,667)	(10,789,284)
Net loss attributable to the non-controlling interests	600,823	4,567,155

Net Loss Attributable to U.S. Geothermal Inc.	(1,314,844)	(6,222,129)

Other Comprehensive Loss:
Unrealized loss on investment in equity securities	(26,946)	(85,988)

Comprehensive Loss Attributable to U.S. Geothermal Inc.	$(1,341,790)	$(6,308,117)

Basic And Diluted Net Loss Per Share Attributable to U.S. Geothermal Inc.	$(0.01)	$(0.07)

Weighted Average Number of Shares Outstanding for Basic and Diluted Calculations	88,783,972	84,920,687

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	For the Nine
	Months Ended	For the Year Ended
	December 31, 2012	March 31, 2012

Operating Activities:
Net loss	$(1,915,667)	$(10,789,284)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	2,965,342	2,994,936
Stock based compensation	636,001	1,454,376
Loss on disposal of water rights	-	548,701
Loss on removal of cost incurred on test wells	-	260,641
Loss on disposal of equipment	-	65
Net changes in:
Trade accounts receivable, operating	(2,481,522)	789,992
Accounts payable and accrued liabilities	571,354	29,697
Accrued interest, operating	(160,633)	-
Prepaid expenses and other	165,744	(633,490)
Total cash used by operating activities	(219,381)	(5,344,366)

Investing Activities:
Purchases of property, plant and equipment	(3,906,841)	(26,778,527)
Cash restricted by regulating entities	(75,000)	(2,275,000)
Cash received from consolidation of subsidiary	-	592,330
Proceeds from ITC cash grant and property rebate receivable	10,784,530	-
PPA operating security deposit	(1,426,700)	-
Proceeds from sale of equipment	-	100
Total cash provided (used) by investing activities	5,375,989	(28,461,097)

Financing Activities:
Issuance of share capital, net of share issue costs	5,429,987	209,424
Proceeds received from non-controlling interest	7,005,785	20,661,475
Proceeds from the issuance of convertible debt	-	2,125,000
Proceeds from bridge loan	-	7,500,000
Principal payments on bridge loan	(7,500,000)	-
Distributions to non-controlling interest	(88,209)	(113,365)
Principal payments on notes payable	(1,473,577)	(230,000)
Principal payments on capital lease	(54,866)	(12,925)
Total cash provided by financing activities	3,319,120	30,139,609

Increase (Decrease) in Cash and Cash Equivalents	8,475,728	(3,665,854)

Cash and Cash Equivalents, Beginning of Period	4,433,051	8,098,905

Cash and Cash Equivalents, End of Period	$12,908,779	$4,433,051

Supplemental Disclosures:
Non-cash investing and financing activities:
Purchase of property and equipment on account	$28,166,954	$28,664,837
Construction and development paid directly with construction loans	45,865,434	52,423,700
Debt and interest converted to non-controlling interest	-	5,132,740
Capitalized accrued interest	1,821,564	1,871,422
Net assets and liabilities received from consolidation of subsidiary	-	45,386,103
Grants and rebate receivables used to decrease construction costs	54,148,377	-

Other Items:
Interest paid	343,484	5,547

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Nine Months Ended December 31, 2012 and the Year Ended March 31, 2012
(Stated in U.S. Dollars)

			Additional		Accumulated	Non-
	Number of	Common	Paid-In	Accumulated	Comprehensive	controlling
	Shares	Shares	Capital	Deficit	Income	Interest	Totals

Balance at March 31, 2011	84,761,956	$84,762	$90,283,987	$(25,308,177)	$108,990	$640,967	$65,810,529

Equity interest from consolidation of non- controlling interest RREI (note 19)	-	-	-	-	-	28,009,782	28,009,782
Equity contributions and note conversion by non-controlling interest Oregon Holdings USG LLC (note 18)	-	-	-	-	-	25,794,216	25,794,216
Distributions to non-controlling interest entity	-	-	-	-	-	(113,365)	(113,365)
Stock issued from the exercise of stock options	76,500	76	83,215	-	-	-	83,291
Stock issued under At Market Issuance Sales Agreement (note 13)	241,989	242	125,891	-	-	-	126,133
Stock compensation	-	-	2,733,627	-	-	-	2,733,627
Vesting of restricted shares (note 14)	-	-	248,578	-	-	-	248,578
Unrealized loss on investment	-	-	-		(85,988)	-	(85,988)
Net loss	-	-	-	(6,222,129)	-	(4,567,155)	(10,789,284)

Balance at March 31, 2012	85,080,445	85,080	93,475,298	(31,530,306)	23,002	49,764,445	111,817,519

Stock issued under At Market Issuance Sales agreement and a registered direct offering agreement (note 12)	16,436,319	16,436	5,413,551	-	-	-	5,429,987
Equity contributions and note conversion by non-controlling interest Oregon USG Holdings LLC (note 17)		-	-	-	-	7,005,785	7,005,785
Distributions to non-controlling interest	-	-	-	-	-	(88,209)	(88,209)
Stock compensation	-	-	636,001	-	-	-	636,001
Unrealized loss on investment	-	-	-	-	(26,946)	-	(26,946)
Net loss	-	-	-	(1,314,844)	-	(600,823)	(1,915,667)

Balance at December 31, 2012	101,516,764	$101,516	$99,524,850	$(32,845,150)	$(3,944)	$56,081,198	$122,858,470

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
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

All references to “dollars” or “$” are to United States dollars and all references to CDN are to Canadian dollars.

Basis of Presentation

The Company consolidates subsidiaries that it controls (more-than-50% owned) and entities over which control is achieved through means other than voting rights. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as well as three controlling interests. The accounts of the following companies are consolidated in these financial statements:

i)	U.S. Geothermal Inc. (incorporated in the State of Delaware);
ii)	U.S. Geothermal Inc. (incorporated in the State of Idaho);
iii)	U.S. Geothermal Services, LLC (organized in the State of Delaware);
iv)	Nevada USG Holdings, LLC (organized in the State of Delaware);
v)	USG Nevada LLC (organized in the State of Delaware);
vi)	Nevada North USG Holdings, LLC (organized in the State of Delaware);
vii)	USG Nevada North, LLC (organized in the State of Delaware);
viii)	Oregon USG Holdings, LLC (organized in the State of Delaware);
ix)	USG Oregon LLC (organized in the State of Delaware);
x)	Raft River Energy I LLC (organized in the State of Delaware);
xi)	Gerlach Geothermal LLC (organized in the State of Delaware);
xii)	USG Gerlach LLC (organized in the State of Delaware); and
xiii)	U.S. Geothermal Guatemala, S.A. (organized in Guatemala)

All intercompany transactions are eliminated upon consolidation.

Raft River Energy I LLC (“RREI”), a 100% owned subsidiary prior to July 1, 2006, was recorded from July 1, 2006 through March 31, 2011 under the equity method after the addition of a controlling partner for additional project financing. The Company has determined that effective April 1, 2011, RREI should be fully consolidated and a non-controlling interest recognized for the remaining investment value of RREI’s other member. The change was warranted due to circumstances and conditions that affected the control of the entity (See Note 17 for details).

In cases where the Company owns a majority interest in an entity but does not own 100% of the interest in the entity, it recognizes a non-controlling interest attributed to the interest controlled by outside third parties. The Company will recognize 100% of the assets and liabilities of the entity, and disclose the non-controlling interest. The statements of operations will consolidate the subsidiary’s full operations, and will separately disclose the elimination of the non-controlling interest’s allocation of profits and losses.

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

Accounts Receivable Allowance for Doubtful Accounts

Trade Accounts Receivable
Management estimates the amount of trade accounts receivable that may not be collectible and records an allowance for doubtful accounts, accordingly. The allowance is an estimate based upon aging of receivable balances, historical collection experience, and the periodic credit evaluations of our customers’ financial condition. Receivable balances are written off when we determine that the balance is uncollectible. As of December 31, 2012 and March 31, 2012, there were no balances that were over 90 days past due and no balance in allowance for doubtful accounts was recognized.

Grant Accounts Receivable
For receivables expected to be received from grants from Federal or State agencies, Management records the receivable amounts net of the funds expected to be received which may be less than the total amounts requested on the actual grant applications. Therefore, no allowance accounts are considered to be necessary for receivables from grants at December 31, 2012.

Concentration of Credit Risk

The Company’s cash and cash equivalents, including restricted cash, consisted of commercial bank deposits, money market accounts, and petty cash. Cash deposits are held in commercial banks in Boise, Idaho and Portland, Oregon. Deposits are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per legal entity through December 31, 2013. At December 31, 2012, the Company’s total cash balance, excluding money market funds, was $15,218,444, and bank deposits amounted to $15,318,999. The difference was due to outstanding checks and deposits. Of the bank deposits, $14,178,333 was not covered by or was in excess of FDIC insurance guaranteed limits. At fiscal year end, the Company’s money market funds invested in government backed securities totaled $681,634 and were not subject to deposit insurance.

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

Property, Plant and Equipment

Property, plant and equipment, including assets under capital lease, are recorded at historical cost. Costs of acquisition of geothermal properties are capitalized in the period of acquisition. Major improvements that significantly increase the useful lives and/or capabilities of the assets are capitalized. A primary factor in determining whether to capitalize construction type costs is the stage of the potential project’s development. Once a project is determined to be commercially viable, all costs directly associated with the development and construction of the project are capitalized. Until that time, all development costs are expensed. A commercially viable project will have, among other factors, a reservoir discovery well or other significant geothermal surface anomaly, a power transmission path that is identified and available, and an electricity off-taker identified. A valid reservoir discovery is generally defined when a test well has been substantially completed that indicates the presence of a geothermal reservoir that has a high probability of possessing the necessary temperatures, permeability, and flow rates. After a valid discovery has been made, the project enters the development stage. Generally, all costs incurred during the development stage are capitalized and tracked on an individual project basis. If a geothermal project is abandoned, the associated costs that have been capitalized are charged to expense in the year of abandonment. Expenditures for repairs and maintenance are charged to expense as incurred. Interest costs incurred during the construction period of defined major projects from debt that is specifically incurred for those projects are capitalized. Funds received from grants associated with capital projects reduce the cost of the asset directly associated with the individual grants. The offset of the cost of the asset associated with grant proceeds is recorded in the period when the requirements of the grant are substantially complete and the amount can be reasonably estimated.

Direct labor costs, incurred for specific major projects expected to have long-term benefits will be capitalized. Direct labor costs subject to capitalization include employee salaries, as well as, related payroll taxes and benefits. With respect to the allocation of salaries to projects, salaries are allocated based on the percentage of hours that our key managers, engineers and scientists work on each project and are invoiced to the project each month. These individuals track their time worked at each project. Major projects are, generally, defined as projects expected to exceed $100,000. Direct labor includes all of the time incurred by employees directly involved with construction and development activities. General and/or indirect management time and time spent evaluating the feasibility of potential projects are expensed when incurred. Employee training time is expensed when incurred.

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

Impairment of Long-Lived Assets

The Company evaluates its long-term assets annually for impairment and when circumstances/events occur that may impact the fair value of the assets. An impairment loss would be recognized if the carrying amount of a capitalized asset is not recoverable and exceeds its fair value. The most recent assessment was performed based upon financial conditions and assumptions as of December 31, 2012. Management believes that there have not been any circumstances that have warranted the recognition of losses due to the impairment of long-lived assets.

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

Earnings (Losses) Per Share

The Company follows financial accounting standards, which provides for calculation of "basic" and "diluted" earnings (losses) per share. Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Although there were common stock equivalents outstanding at March 31, 2012 and December 31, 2012, they were not included in the calculation of earnings per share because their inclusion would have been considered anti-dilutive. Total common stock equivalents on a fully diluted basis at December 31, 2012 and March 31, 2012 were 122,768,560 and 97,906,612; respectively.

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

At Raft River Energy I LLC, each REC is certified by Western Electric Coordinating Council and sold under a REC Purchase and Sales Agreement to Holy Cross Energy. At San Emidio, Nevada and Neal Hot Springs, the majority of the RECs are owned by our customer and are bundled with energy sales.

Revenue Source
All of the Company’s operating revenues (energy sales and energy credit sales) originate from energy production from its interests in geothermal power plants located in the states of Idaho and Nevada.

Reclassification
Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported losses, total assets, or stockholders’ equity as previously reported.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements, and no pronouncements were determined to have a significant impact on the financial statements that have not been disclosed in prior reporting periods.

NOTE 3 – RESTRICTED CASH

The Company maintains cash balances that are restricted under Letter of Credit covenants for State and Federal well bonding requirements. These bonds renew on an annual basis. Restricted cash balances and explanations of the nature of the restrictions are summarized as follows:

	December 31,	March 31,
Agency	2012	2012
Idaho Department of Water Resources, Geothermal Well Bond	$260,000	$260,000
Bureau of Land Management, Geothermal Lease Bond – Gerlach Geothermal	10,000	10,000
State of Nevada Division of Minerals, Statewide Drilling Bond	50,000	50,000
Bureau of Land Management, Geothermal Lease Bonds	150,000	150,000
Oregon Department of Geology and Mineral Industries, Mineral Land and Reclamation Program	400,000	325,000
U.S. Department of Energy – Construction Loan Bond	2,125,000	2,125,000

	$2,995,000	$2,920,000

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

NOTE 4 – GRANT PROCEEDS RECEIVABLE

The Company submitted an application on July 17, 2012, to the United States Department of Treasury for an ITC cash grant for approximately $11.7 million. During the review process, the Company reduced the requested amount to $10,653,382. The reduction was due to disputed amounts and the discussions regarding these amounts are ongoing. The proceeds from this grant offset the construction costs of the new power plant located in San Emidio, Nevada that was placed into service for financial reporting purposes on September 1, 2012. The reduced amount of the requested funds was collected in November 2012. The additional disputed amounts have not been recognized as receivables at December 31, 2012. In March 2013, the remaining cash grant balance of $1.05 million, for items included in the original submission, was received from the Treasury.

The Company has submitted an application for an ITC cash grant (“ITC grant”) to the United States Department of Treasury in the first quarter of 2013 and has submitted an application to Oregon Department of Energy for a Business Energy Tax Credit (“BETC”) for qualified construction purchases related to the project located at Neal Hot Springs, Oregon. Proceeds on the ITC grant are expected to total $35,520,000, based upon an estimated amount of qualified expenditures. This amount has been reduced by 8.7% by the federal sequestration (see Note 21). The Company expects to receive $7,364,200 from the BETC program and has based this estimate upon approved expenditures and rates as stated on the Final Conditional Certificate received on December 31, 2012 from the Oregon Department of Energy, and is contingent upon the results of the plant inspection that was conducted in February 2013. To complete the sale of the BETC credit, the Company must obtain a pass through partner. These receivable amounts reflect the Company’s estimate of the total eligible costs that have been incurred prior to year end. The estimated proceeds from the grants have been used to offset the construction costs of the power plant. The Neal Hot Springs, Oregon plant became commercially operational on November 16, 2012. All of the proceeds are expected to be collected in the calendar year ended December 31, 2013.

NOTE 5 – INVESTMENT IN EQUITY SECURITIES

Investments in equity securities (150,000 shares of Alterra Power Corp, a publicly traded renewable energy company) activities consisted of the following:

Amount
Available-for-sale equity securities:
Cost basis	$88,515
Net unrealized gains	27,107
Foreign exchange losses	(23,125)
Fair value at March 31, 2012	92,497

Net unrealized losses	(27,716)
Foreign exchange gains	770
Fair value at December 31, 2012	$65,551

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

During the nine months ended December 31, 2012, the Company completed both the San Emidio, Nevada and Neal Hot Springs, Oregon projects. The new San Emidio power plant achieved commercial operation on May 25, 2012. The Neal Hot Springs three power producing units, transmission lines, well field and other supporting structures were completed and the plant achieved commercial operation on November 16, 2012.

For the San Emidio project, the Company incurred construction and development costs that exceeded $4.7 million during the nine months ended December 31, 2012. Upon completion, the Company transferred approximately $28.5 million in accumulated construction costs net of grant proceeds that exceeded $11.6 million (ITC cash grant $10.65 million, plus other federal grants $1.0 million). The ITC cash grant proceeds were collected in October 2012.

For the Neal Hot Springs project, the Company incurred construction and development costs that exceeded $18.7 million for the nine months ended December 31, 2012. Upon completion, the Company transferred approximately $123.6 million in accumulated construction costs net of grant proceeds that exceeded $42.8 million.

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

Property, plant and equipment, at cost, are summarized as follows:

	December 31,	March 31,
	2012	2012
Land *	$1,603,509	$652,507
Power production plant	159,742,109	36,072,569
Grant proceeds for power plants	(54,630,755)	-
Wells	67,365,361	22,747,000
Grant proceeds for wells	(3,233,831)	(1,071,011)
Furniture and equipment	1,356,144	1,140,086
	172,202,537	59,541,151

Less: accumulated depreciation	(14,491,277)	(11,661,124)
	157,711,260	47,880,027
Construction in progress	2,877,994	145,987,128

	$160,589,254	$193,867,155

*

During the nine months ended December 31, 2012, a classification error was noted that related to the cost of land in Raft River, Idaho purchased for $951,789 that was incorrectly classified as geothermal water rights.

For the nine months ended December 31, 2012 and year ended March 31, 2012, the Company capitalized interest costs as a component of the Neal Hot Springs and San Emidio projects as follows:

	For the Nine	For the Year
	Months Ended	Ended
	December 31, 2012	March 31, 2012
Total interest expense incurred	$2,319,904	$1,876,696
Capitalized interest	2,159,074	1,871,422

Depreciation expense charged to plant operations and administrative expenses for the following the nine months ended December 31, 2012 and the year ended March 31, 2012 was $2,830,153 and $2,738,526; respectively.

Changes in Construction in Progress for the periods ended December 31, 2012 and March 31, 2012, are summarized as follows:

	For the Nine
	Months Ended	For the Year
	December 31,	Ended March 31,
	2012	2012
Beginning balances	$145,987,128	$35,301,709
Development/construction	64,564,914	113,266,751
Grant reimbursements and rebates	(55,244,491)	(2,117,423)
Transfers into production	(152,429,557)	-
Write-off exploration wells	-	(463,909)
Ending balances	$2,877,994	$145,987,128

Construction in Progress, at cost, consisted of the following projects/assets by location at December 31, 2012 and March 31, 2012 are as follows:

	December 31,	March 31,
	2012	2012
Raft River, Idaho:
Unit II, power plant, substation and transmission lines	$750,493	$742,404
Unit II, well construction	2,100,862	2,099,136
	2,851,355	2,841,540
San Emidio, Nevada:
Power plant (Re-power project)	-	31,770,066
Interconnection studies for transmission line	-	235,013
Well construction	-	4,604,983
	-	36,610,062
Neal Hot Springs, Oregon:
Wells	26,639	35,266,897
Buildings and site preparation	-	67,967,633
Transmission lines and substation	-	3,300,996
	26,639	106,535,526

	$2,877,994	$145,987,128

NOTE 7 – INTANGIBLE ASSETS

In November 2012, the Company exercised its option to purchase 2,110 acres of geothermal water rights associated with land located in Malheur County, Oregon that totaled $400,000 ($200,000 initial deposit, plus $200,000 final payment).

Intangible assets, at cost, are summarized by project location as follows:

	December 31,	March 31,
	2012	2012
In operation:
San Emidio, Nevada:
Geothermal water and mineral rights [1]	$4,825,220	$4,825,220
Less: accumulated amortization [1]	(765,148)	(629,959)
	4,060,072	4,195,261

Inactive:
Raft River, Idaho:
Surface water rights	146,341	146,341
Geothermal water and mineral rights [2]	1,251,540	2,203,330

Granite Creek, Nevada:
Surface water rights	451,299	451,299

Neal Hot Springs, Oregon:
Geothermal water and mineral rights	625,337	225,337

Guatemala City, Guatemala:
Geothermal water and mineral rights	625,000	625,000

Gerlach, Nevada:
Geothermal water and mineral rights	997,000	997,000

San Emidio, Nevada:
Surface water rights	4,323,520	4,323,521
Geothermal water and mineral rights [1]	3,440,580	3,440,580
Less: accumulated amortization [1]	(430,073)	(430,073)
	11,430,545	11,982,335

	$15,490,618	$16,177,596

[1]

In January 2012, geothermal water rights located on 2,398 acres in San Emidio in the State of Nevada were segregated from the San Emidio plant operations to be utilized for a future project. The net value of the transferred rights was $3,010,507 ($3,440,580 cost, less $430,073 amortization). Amortization of these costs is no longer being charged to operations.

[2]

During the nine months ended December 31, 2012, a classification error was noted that related to the cost of land in Raft River, Idaho purchased for $951,789 that was incorrectly classified as geothermal water rights.

Amortization expense charged to plant operations during the nine months ended December 31, 2012 and the year ended March 31, 2012 was $135,189 and $256,412; respectively.

Estimated aggregate amortization expense for the next five fiscal years is as follows:

Projected
Amounts
Years ending December 31,
2013	$160,840
2014	160,840
2015	160,840
2016	160,840
2017	160,840

$804,200

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

At December 31, 2012, the Company had net deferred tax assets calculated at an expected rate, noted in the table below, of approximately $11,127,000 (March 31, 2012 - $9,498,000). As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset was recorded at December 31, 2012 and March 31, 2012.

The significant components of the net deferred tax asset calculated with the estimated effective income tax rate at December 31, 2012 and March 31, 2012 were as follows:

	December 31,	March 31,
	2012	2012
Deferred tax assets*:
Net operating loss carry forward	$12,608,000	$8,728,000
Stock based compensation	1,532,000	1,302,000

Deferred tax liabilities*:
Depreciation and amortization	(3,031,000)	(532,000)
Net deferred income tax asset	11,109,000	9,498,000
Deferred tax asset valuation allowance	(11,109,000)	(9,498,000)

Net deferred tax asset	$-	$-

* - significant components of deferred assets and liabilities are considered to be long-term.

The Company’s estimated effective income tax rate is summarized as follows:

	For the Years Ended March 31,
	2012	2011
U.S. Federal statutory rate	34.0%	34.0%
Average State income tax, net of federal tax effect	4.2	4.2
Production tax credits	(2.0)	(2.0)
Net effective tax rate	36.2%	36.2%

At December 31, 2012, the Company had net income tax operating loss carry forwards of approximately $34,867,000 ($25,972,000 in March 31, 2012), which expire in the years 2023 through 2033. The change in the allowance account from March 31, 2012 to December 31, 2012 was $1,611,000.

At March 31, 2012, Raft River Energy I LLC has a book-to-tax difference of $30.7 million due to the acceleration of intangible drilling costs and depreciation. By contract, 99% percent of this book-to-tax difference has been allocated to the non-controlling interest and would not be available to the consolidated group to offset future tax liabilities.

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

NOTE 9 - CAPITAL LEASE OBLIGATIONS

Effective November 10, 2008, the Company entered into a capital lease obligation for the purchase of a forklift that is payable in monthly payments of $1,193 including interest to Wells Fargo Equipment, Inc. The contract was completed when the purchase option was exercised November 2012. Effective May 10, 2012, the Company entered into two capital lease obligations for the purchase of a boom lift and a telehandler from Caterpillar Financial Services Corporation. The Boom Lift contract is payable in 36 monthly payments of $1,094 that began on June 11, 2012 and has an effective annual interest rate of 5.985%. The Telehandler contract is payable in 36 monthly payments of $3,155 that began on June 11, 2012 and has an effective annual interest rate of 6.14%. Both contracts with Caterpillar Financial Services Corporation have bargain purchase options at the end of the contracts scheduled for May 2015.

The scheduled future lease payments for the three contracts are presented as follows:

Capital Leases
Years ending December 31,	Amounts
2013	$50,997
2014	50,997
2015	21,249
Total future payments	123,243

Less: imputed interest portion	(8,926)
$114,317

Allocation of capital lease obligations:
Current portion	$45,278
Long-term portion	69,039
$114,317

At December 31, 2012, the net book value of the equipment under capital lease amounted to $125,908 ($155,000, less $29,092 accumulated amortization).

NOTE 10 – CONVERTIBLE NOTE PAYABLE

On August 5, 2011, the Oregon USG Holdings, LLC (“Oregon Holdings”), a subsidiary of the Company, signed a convertible note agreement with the other equity partner (Enbridge Inc.). The principal of the loan totaled $2,125,000, and will accrue interest at a rate of 4.75% per annum. The loan balance plus accrued interest will convert to an equity interest in Oregon Holdings upon the earliest of a conversion event or April 1, 2014. Conversion events include the loss of federal funding to the Project. The converted balance would increase Enbridge Inc.’s ownership at a ratio of 1.5% for each $1 million contributed. At December 31, 2012, the loan balance totaled $2,125,000 and is considered to be long-term.

NOTE 11 – CONSTRUCTION NOTES PAYABLE

U.S. Department of Energy
On August 31, 2011, USG Oregon LLC (“USG Oregon”), a subsidiary of the Company, completed the first funding drawdown associated with the U.S. Department of Energy (“DOE”) $96.8 million loan guarantee (the “Loan Guarantee”) to construct its planned power plant at Neal Hot Springs in Eastern Oregon (the “Project”). The U.S. Treasury’s Federal Financing Bank, as lender for the Project, issues payments direct to vendors. Future advances covered by the Loan Guarantee will carry interest at a rate of 0.375% per annum over the U.S. Treasury bill rate of comparable maturities as of the date of each advance. All advances will be made under the Future Advance Promissory Note (“the Note”) dated February 23, 2011. The maximum principal amount of the Note is approximately $93.8 million. No advances may be made under the Note after April 10, 2013. Upon the occurrence and continuation of an event of default under the transaction documents, all amounts payable under the Note may be accelerated. In connection with the Loan Guarantee, the DOE has been granted a security interest in all of the equity interests of USG Oregon, as well as in the assets of USG Oregon, including a mortgage on real property interests relating to the Project site. The estimated current portion of the loan balance at December 31, 2012 was $866,342.

Loan advances and effective annual interest rates are details as follows:

		Annual Interest
Description	Amount	Rate %
Advances by date:
August 31, 2011	$2,328,422	2.997
September 28, 2011	10,043,467	2.755
October 27, 2011	3,600,026	2.918
December 2, 2011	4,377,079	2.795
December 21, 2011	2,313,322	2.608
January 25, 2012	8,968,019	2.772
April 26, 2012	13,029,325	2.695
May 30, 2012	19,497,204	2.408
August 27, 2012	7,709,454	2.360
December 28, 2012	2,567,121	2.396
	74,433,439
Interest paid by loan	1,572,258

Loan balance at December 31, 2012	$76,005,697

Based upon the terms of applicable agreements and expected conditions that may impact some of those terms, the estimated annual principal payments were calculated as follows:

For the Year Ended December 31,	Principal Payments
2013	$866,342
2014	3,402,000
2015	3,421,000
2016	3,421,000
2017	3,421,000
Thereafter	61,474,355

$76,005,697

SAIC Constructors LLC

Effective August 27, 2010, the Company’s wholly owned subsidiary (USG Nevada LLC) signed a construction loan agreement with SAIC Constructors LLC (“SAIC”), formerly Benham Constructors LLC. The new 9.0 net megawatt power plant was considered complete and operational for financial reporting purposes on September 1, 2012. The loan agreement requires for USG Nevada LLC to pay the debt in full within 30 days of receipt of the final statement prepared by SAIC. Interest accrues on outstanding balance at 9.5% per annum. The loan is non-recourse and is secured by the Project’s assets. In February 2013, the Company made a payment of $333,333 as part of a series of monthly payments of up to $1,000,000 under this loan agreement conditioned on a final funding settlement agreement. The Company is currently pursuing long-term financing options that will be used to repay the entire outstanding loan balance. A final settlement agreement was executed as part of the Substantial Completion and included a fixed total construction loan payable to the EPC Contractor of $29.5 million. At December 31, 2012, the loan balance totaled $28,694,811 ($26,984,811 long-term, $1,710,000 short term portion), including accrued interest. Since the long-term financing agreement has not been finalized, a 5 year maturities schedule was not presented. The long-term replacement loan is expected be repaid over a 25 year term, plus interest incurred at approximate annual interest rate between 7.0% and 7.5%.

NOTE 12 - CAPITAL STOCK

The Company is authorized to issue 250,000,000 shares of common stock. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.

On December 21, 2012, the Company issued 11,810,816 common stock shares at $.037 under a registered direct offering agreement with Kuhns Brothers Securities Corporation.

During the quarter ended September 30, 2012, the Company issued 1,250,000 common stock shares at prices between $0.312 and $0.355 under an At Market Issuance Sales agreement with Lincoln Park Capital.

During the quarter ended June 30, 2012, the Company issued 3,375,503 common stock shares at prices between $0.341 and $0.536 under an At Market Issuance Sales agreement with Lincoln Park Capital.

During the year ended March 31, 2012, the Company issued 76,500 common shares to employees of the Company upon exercise of stock options at a strike price of $1.00 CDN.

On September 30, 2011, the Company entered into an At Market Issuance Sales Agreement with McNicoll, Lewis & Vlak. Under the agreement, the Company’s board of directors authorized the issuance and sale of shares of the Company’s common stock for aggregate gross sales proceeds of up to $10 million for one year from the date of execution of the agreement. During the year ended March 31, 2012, the Company issued 241,989 common shares. This ATM agreement has been terminated.

NOTE 13 - STOCK BASED COMPENSATION

The Company has a stock incentive plan (the “Stock Incentive Plan”) for the purpose of attracting and motivating directors, officers, employees and consultants of the Corporation and advancing the interests of the Corporation. The Stock Incentive Plan is a 15% rolling plan approved by shareholders in December 2009, whereby the Company can grant options to the extent of 15% of the current outstanding common shares. Under the plan, all forfeited and exercised options can be replaced with new offerings. As of December 31, 2012, the Company can issue stock option grants totaling up to 15,227,515 shares. Options are granted for a term of up to five years from the date of grant. Stock options granted generally vest over a period of eighteen months, with 25% vesting on the date of grant and 25% vesting every six months thereafter. Effective April 1, 2007, all grants are stated in U.S. dollars. The Company recognizes compensation expense using the straight-line method of amortization. Historically, the Company has issued new shares to satisfy exercises of stock options and the Company expects to issue new shares to satisfy any future exercises of stock options. At December 31, 2012, the Company had 10,239,625 options granted and outstanding.

On August 24, 2012, the Company granted 2,917,000 stock options to employees exercisable at a price of $0.31 until August 24, 2017.

On January 22, 2012, options representing 157,500 shares of common stock exercisable at a price of $1.40 CDN expired without exercise.

On September 12, 2011, the Company granted 100,000 stock options to a director exercisable at a price of $0.60 until September 12, 2016.

On July 31, 2011, options representing 78,750 shares of common stock exercisable at a price of $1.15 CDN expired without exercise.

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

The following table reflects the summary of stock options outstanding at March 31, 2011 and changes during for the year ended March 31, 2012, and the nine months ended December 31, 2012:

		Weighted
		Average	Weighted
	Number of	Exercise	Average	Aggregate
	shares under	Price Per	Fair	Intrinsic
	options	Share	Value	Value

Balance outstanding, March 31, 2011	6,703,195	$1.38	$0.86	$5,734,572
Forfeited/Expired	(1,341,570)	1.06	1.00	(1,348,364)
Exercised	(76,500)	1.00	1.02	(77,868)
Granted	2,690,000	0.82	0.49	1,305,170
Balance outstanding, March 31, 2012	7,975,125	1.38	0.70	5,613,510
Forfeited/Expired	(652,500)	2.41	0.71	(460,975)
Exercised	-	-	-	-
Granted	2,917,000	0.31	0.16	453,774
Balance outstanding December 31, 2012	10,239,625	$0.91	$0.55	$5,606,309

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

The fair value of the stock options granted was estimated using the Black-Scholes option-pricing model and is amortized over the vesting period of the underlying options. The assumptions used to calculate the fair value are as follows:

	Nine Months
	Ended December	Year Ended
	31, 2012	March 31, 2012
Dividend yield	0	0
Expected volatility	65-70%	87-91%
Risk free interest rate	0.19-0.33%	0.25-1.21%
Expected life (years)	3.17	3.25

Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following table summarizes information about the stock options outstanding at December 31, 2012:

OPTIONS OUTSTANDING
		REMAINING	NUMBER OF
EXERCISE	NUMBER OF	CONTRACTUAL	OPTIONS
PRICE	OPTIONS	LIFE (YEARS)	EXERCISABLE	INTRINSIC VALUE

$2.22	1,465,000	0.63	1,465,000	1,786,417
1.78	95,000	0.74	95,000	81,172
0.92	1,704,625	1.40	1,704,625	1,204,713
1.58	68,000	1.73	68,000	26,435
0.86	1,300,000	2.70	1,300,000	752,207
0.83	2,590,000	3.43	2,590,000	1,269,100
0.60	100,000	3.70	75,000	27,054
0.31	2,917,000	4.65	729,250	113,444
$0.91	10,239,625	2.8	8,026,875	$5,260,542

The following table summarizes information about the stock options outstanding at March 31, 2012:

OPTIONS OUTSTANDING
		REMAINING	NUMBER OF
EXERCISE	NUMBER OF	CONTRACTUAL	OPTIONS
PRICE	OPTIONS	LIFE (YEARS)	EXERCISABLE	INTRINSIC VALUE

$2.41	652,500	0.31	652,500	460,975
2.22	1,465,000	1.13	1,465,000	1,786,417
1.78	95,000	1.49	95,000	81,172
0.92	1,704,625	2.15	1,704,625	1,204,713
1.58	68,000	2.48	68,000	26,435
0.86	1,300,000	3.45	1,300,000	752,207
0.83	2,590,000	4.18	1,295,000	634,550
0.60	100,000	4.45	50,000	18,036
$1.25	7,975,125	2.71	6,630,125	$4,964,505

A summary of the status of the Company’s nonvested stock options outstanding at March 31, 2011 and changes during the year ended March 31, 2012, and the nine months ended December 31, 2012 are presented as follows:

		Weighted	Weighted
		Average Grant	Average
	Number of	Date Fair Value	Grant Date
	Options	Per Share	Fair Value

Nonvested, March 31, 2011	650,000	$0.86	$0.58
Granted	2,690,000	0.82	0.49
Vested	(1,995,000)	0.83	0.51
Forfeited/Expired	-	-	-
Nonvested, March 31, 2012	1,345,000	0.82	0.49
Granted	2,917,000	0.31	0.16
Vested	(2,049,250)	0.64	0.37
Forfeited/Expired	-	-	-
Nonvested, December 31, 2012	2,212,750	$0.31	$0.16

As of December 31, 2012, there was $56,356 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of options vested at December 31, 2012 and March 31, 2012 was $636,001 and $1,205,798; respectively.

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

Stock Purchase Warrants

At December 31, 2012, the outstanding broker warrants and share purchase warrants consisted of the following:

		Broker
		Warrant	Share	Warrant
	Broker	Exercise	Purchase	Exercise
Expiration Date	Warrants	Price	Warrants	Price
February 23, 2013	-	$-	500,000	$5.000
September 16, 2015	246,285	1.250	4,104,757	1.250
May 31, 2017	255,721	0.437	-	-
December 21, 2017	-	-	5,905,408	0.50

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

The following table discloses by level within the fair value hierarchy the Company’s assets and liabilities measured and reported on its Consolidated Balance Sheet as of December 31, 2012 at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
Assets:
Money market accounts	$681,634	$681,634	$-	$-
Investment in equity securities	65,551	-	65,551	-
	$747,185	$681,634	$65,551	$-

As allowed by current financial reporting standards, the Company has elected not to implement fair value recognition and reporting for all non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis, that is, at least annually.

There were no changes in Level 3 assets measured for the nine months ended December 31, 2012 and year ended March 31, 2012.

NOTE 15 - RELATED PARTY TRANSACTIONS

At December 31, 2012 and March 31, 2012 the amounts of $3,391 and $2,087; respectively, were payable to the officers of the Company for routine expense reimbursement. These amounts are unsecured and due on demand.

The Company paid directors fees in the amounts of $90,000 and $137,500 for the nine months ended December 31, 2012 and year ended March 31, 2012; respectively.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements
The Company has entered into several lease agreements with terms expiring up to December 1, 2034 for geothermal properties in Washoe County Nevada; Republic of Guatemala; Neal Hot Springs, Oregon and adjoining the Raft River properties in Raft River, Idaho. The Company incurred total lease expenses for the nine months ended December 31, 2012 and year ended March 31, 2012, totaled $115,841 and $134,174; respectively.

BLM Lease Agreements
The Company believes that it is in compliance with all of the following lease terms.

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

Granite Creek
The Company has three geothermal lease contracts with the BLM for the Granite Creek properties. The lease contracts are for approximately 2,443.7 acres of land and geothermal water rights located in North Western Nevada. The lease contracts have primary terms of 10 years. Per federal regulations applicable for the contracts, the lessee has the option to extend the primary lease term another 40 years if the BLM does not need the land for any other purpose and the lessee is maintaining production at commercial quantities. The leases state annual lease payments of $2,444, not including processing fees, and expire October 2017.

Raft River Energy I LLC
The Company has entered into several lease contracts for approximately 1,298 acres of land and geothermal water rights located in the Raft River area located in Southern Idaho. The contracts expire from March 2013 to December 2033. The contracted lease payments are scheduled for $31,287 for the year ended March 31, 2013.

Office Lease
The Company renewed a one year lease contract January 2012 for general office space for the executive office located in Boise, Idaho. The Company exercised its one-year renewal option in January 2013. The lease payments are due in monthly installments of $6,535. The Company incurred total office lease expenses under the current contract and the prior contract for nine months ended December 31, 2012 and year ended March 31, 2012, totaling $57,104 and $74,475; respectively.

The following is the total contracted lease operating obligations (operating leases, BLM lease agreements and office lease) for the next five fiscal years:

Year Ending
December 31,	Amount
2013	$200,308
2014	98,375
2015	98,462
2016	96,770
2017	60,397
Thereafter	547,096

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

USG Nevada LLC
As a part of the purchase of the assets from Empire Geothermal Power, LLC and Michael B. Stewart acquisition (“Empire Acquisition”), a power purchase agreement with Sierra Pacific Power Company was assigned to the Company. The contract had a stated expected output of 3,250 kilowatts maximum per hour and extended through 2017. During the year ended March 31, 2012, the power purchase agreement was replaced by a new 25 year contract signed in December of 2011 that sets the new set rate at $89.70 per megawatt hour with a 1% annual escalation rate. The new contract allows for a maximum of 71,300 megawatt hours annually. Upon declaration of commercial operation under the PPA, an Operating Security Deposit of $1,426,700 is required to be maintained at NV Energy for the full term of the PPA. During the year ended December 31, 2012, the Company paid a security bond of $1,426,700 under the terms of this agreement

USG Oregon LLC
In December of 2009, the Company’s subsidiary (USG Oregon LLC), signed a power purchase agreement with Idaho Power Company for the sale of power generated by the Neal Hot Springs, Oregon project. The agreement has a term of 25 years and provides for the purchase of power up to 25 megawatts (22 megawatt planned output level). Beginning 2012, the flat energy price is $96 per megawatt hour. The price escalates annually by 3.9% in the initial years and by 1.0% during the latter years of the agreement. The approximate 25-year levelized price is $117.65 per megawatt hour.

401(k) Plan
The Company offers a defined contribution plan qualified under section 401(k) of the Internal Revenue Code to all its eligible employees. All employees are eligible at the beginning of the quarter after completing 3 months of service. The plan requires the Company to match 25% of the employee’s contribution up to 6%. Employees may contribute up to the maximum allowed by the Internal Revenue Code. The Company made matching contributions to the plan that totaled $28,984 and $36,201 for the nine months ended December 31, 2012 and year ended March 31, 2012; respectively.

Retention Liability on USG Oregon LLC Construction Contracts
The Company signed contracts with several major contractors involved in construction activities for USG Oregon LLC. Contracts for two of these major contractors allow for the Company to retain a portion of incurred costs to guarantee certain performance specifications. The retention levels generally amount to 10% of incurred costs. At December 31, 2012, the retention payable balance was $5,320,724. Currently, management does not have any performance concerns on these contracts.

Retention Liability on USG Nevada LLC Construction Contract
The USG Nevada LLC signed a contract with the primary contractor involved in the power plant construction at San Emidio, Nevada. The contract allows for the Company to retain a portion of incurred costs to guarantee certain performance specifications. The retention levels generally amount to 10% of incurred costs. At December 31, 2012, the retention payable balance was $2,768,980. Currently, management does not have any performance concerns on these contracts.

NOTE 17 – JOINT VENTURES/NON-CONTROLLING INTERESTS

Non-controlling interests included on the consolidated balance sheets of the Company are detailed as follows:

	December 31, 2012	March 31, 2012

Gerlach Geothermal LLC interest held by Gerlach Green Energy, LLC	$404,434	$437,542
Oregon USG Holdings LLC interest held by Enbridge Inc.	33,078,744	25,793,169
Raft River Energy I LLC interest held by Raft River I Holdings, LLC	22,598,020	23,533,734
	$56,081,198	$49,764,445

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

The consolidated financial statements reflect 100% of the assets and liabilities of Gerlach, and report the current non-controlling interest of GGE. The full results of Gerlach’s operations are reflected in the statement of operations with the elimination of the non-controlling interest identified.

Oregon USG Holdings LLC
In September 2010, the Company’s subsidiary, Oregon USG Holdings LLC (“Oregon Holdings”), signed an Operating Agreement with Enbridge Inc. (“Enbridge”) for the right to participate in the Company’s project in the Neal Hot Springs project located in Malheur County, Oregon. Enbridge has contributed a total of $18,924,000, including the debt conversion, to Oregon Holdings in exchange for a 20% direct ownership interest. At the Company’s election, the agreement allows for additional contributions of up to $5 million that would increase Enbridge’s ownership by 1.5 percentage points for each $1 million contributed. Added to their base 20% ownership, additional payments could increase Enbridge’s ownership to a maximum of 27.5% under the existing agreement. The Company has contributed $13,492,000 to Oregon Holdings and has an 80% ownership interest. Oregon Holdings has a 100% ownership interest in USG Oregon LLC. After the initial contributions noted above, the Company and Enbridge have made additional capital contributions of $462,616 and $13,877,000; respectively. The impact of the additional contributions to the profit and loss allocation percentages could increase Enbridge’s ownership to 44%. The actual ownership interest has not been determined, but has been estimated between 30% and 40%. Through December 31, 2012, all allocations of income were made at the 20% rate.

The consolidated financial statements reflect 100% of the assets and liabilities of Oregon Holdings and USG Oregon LLC, and report the current non-controlling interest of Enbridge. The full results of Oregon Holdings and USG Oregon LLC’s operations are reflected in the statement of operations with the elimination of the non-controlling interest identified.

Raft River Energy I LLC
Raft River Energy I is a joint venture between the Company and Raft River I Holdings, LLC a subsidiary of the Goldman Sachs Group, Inc. An Operating Agreement governs the rights and responsibilities of both parties. At fiscal year end, the Company had contributed approximately $17.9 million in cash and property, and Raft River I Holdings, LLC has contributed approximately $34.1 million in cash. Profits and losses are allocated to the members based upon contractual terms. For income tax purposes, Raft River I Holdings, LLC receives a greater proportion of the share of losses and other income tax benefits. This includes the allocation of production tax credits, which will be distributed 99% to Raft River I Holdings, LLC and 1% to the Company during the first 10 years of production. During the initial years of operations, Raft River I Holdings, LLC will receive a larger allocation of cash distributions.

The consolidated financial statements reflect 100% of the assets and liabilities of Raft River Energy I LLC, and report the current non-controlling interest of Raft River I Holdings LLC. The full results of Raft River Energy I LLC’s operations are reflected in the statement of operations with the elimination of the non-controlling interest identified.

NOTE 18 – CUMULATIVE CHANGE IN ACCOUNTING ESTIMATE CAPITALIZATION POLICY

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

NOTE 19 – CHANGE IN YEAR END FOR FINANCIAL REPORTING PURPOSES

On July 5, 2012, the Company’s Board of Directors approved the change in the Company’s fiscal year end for reporting purposes from March 31st to December 31st. The change was made to increase financial reporting efficiency for the consolidated Company, as well as several of its subsidiaries. The change resulted in a nine month transition period that began on April 1, 2012 and ended on December 31, 2012. The following summarized financial information is presented to compare operating results for the transition period:

	For the Nine Months Ended December 31,
		(Unaudited)
	2012	2011
Plant operating revenues	$8,599,859	$4,735,026
Plant operating expenses	(7,310,808)	(8,058,784)
Net income (loss) from plant operations	1,289,051	(3,323,758)
Other expenses (income)	3,204,718	5,311,973
Net loss before accumulated change	(1,915,667)	(8,635,731)
Accumulated effect on prior period application of capitalization policy	-	262,305
Net loss	(1,915,667)	(8,373,426)
Net loss attributable to the non-controlling interests	600,823	3,795,020
Net Loss attributable to U.S. Geothermal Inc.	(1,314,844)	(4,578,406)
Other Comprehensive Loss	(26,946)	(117,539)
Comprehensive Loss Attributable to U.S. Geothermal Inc.	$(1,341,790)	$(4,695,945)

Basic and Diluted Net Loss Per Share Attributable to U.S. Geothermal Inc.	$(0.01)	$(0.05)

Weighted Average Number of Shares Outstanding for Basic and Diluted Calculations	88,783,972	84,867,822

NOTE 21 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that have occurred after the balance sheet date through March 25, 2013, which is considered to be the issuance date. The following events were identified for disclosure:

On February 28, 2013, the Company submitted an application to the United States Department of the Treasury for payment in the amount of $35,870,253 for Specified Energy Property in Lieu of Tax Credits. This payment is authorized under Section 1603 of Division B of the American Recovery and Reinvestment Act of 2009. On March 21, 2013, the application was approved. However, pursuant to the requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended, payments issued under Section 1603 of the American Recovery and Reinvestment Tax Act of 2009 for specified energy property in lieu of tax credits, are subject to sequestration. As a result, the amount of our award has been reduced by the sequestration reduction rate of 8.7% resulting in a revised payment of $32,749,541. To retain the full payment, the energy property must continue to qualify as “specified energy property” for five years and annual reports must be submitted on energy production.