Form 10-K, Exhibit 13
period 2015-12-31
US GEOTHERMAL INC
filed 2016-03-10
CIK 1172136

U.S. GEOTHERMAL INC.

________

Consolidated Financial Statements

December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
U.S. Geothermal Inc.

We have audited the accompanying consolidated balance sheet of U.S. Geothermal Inc. (the “Company”) as of December 31, 2015 and the related consolidated statements of income and comprehensive income, cash flows, and changes in stockholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Geothermal Inc. as of December 31, 2015, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Seattle, Washington
March 10, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
U.S. Geothermal, Inc.

We have audited the accompanying consolidated balance sheet of U.S. Geothermal, Inc. as of December 31, 2014 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. U.S. Geothermal, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Geothermal, Inc. as of December r 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16 to the financial statements, U.S. Geothermal, Inc. has included segment reporting of the 2014 financial information for comparison purposes. Our opinion is not modified with respect to this matter.

Fruci & Associates II, PLLC (fka-MartinelliMick PLLC)
Spokane, Washington
March 13, 2015, except for Note 16, as to which the date is March 10, 2016

U.S. GEOTHERMAL INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2015	2014

ASSETS

Current:
Cash and cash equivalents	$8,654,375	$12,994,975
Restricted cash and bonds	4,696,007	3,320,781
Trade accounts receivable	3,766,517	3,774,133
Other current assets	1,680,819	1,550,359
Total current assets	18,797,718	21,640,248

Restricted cash and bond reserves	17,495,789	18,690,096
Property, plant and equipment, net	167,736,792	166,859,446
Intangible assets, net of amortization	15,265,828	15,417,514
Net deferred income tax asset	8,921,000	10,307,000

Total assets	$228,217,127	$232,914,304

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	$2,703,226	$1,886,947
Related party accounts payable	-	5,195
Convertible promissory note	1,597,000	-
Current portion of capital lease obligations	-	20,919
Current portion of notes payable	4,412,012	4,336,271
Total current liabilities	8,712,238	6,249,332

Long-term Liabilities:
Asset retirement obligations	1,204,930	1,400,000
Notes payable, less current portion	89,887,052	94,376,351
Total long-term liabilities	91,091,982	95,776,351

Total liabilities	99,804,220	102,025,683

Commitments and Contingencies (note 12)
STOCKHOLDERS’ EQUITY

Capital stock (authorized: 250,000,000 common shares with a $0.001 par value; issued and outstanding shares at December 31, 2015 and 2014 were: 107,601,425 and 107,018,029; respectively)	107,601	107,018

Additional paid-in capital	118,131,013	103,669,371
Accumulated deficit	(17,437,631)	(19,284,860)
	100,800,983	84,491,529

Non-controlling interests	27,611,924	46,397,092
Total stockholders’ equity	128,412,907	130,888,621

Total liabilities and stockholders’ equity	$228,217,127	$232,914,304

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2015	2014
Plant Revenues:
Energy sales	$30,842,196	$30,596,261
Energy credit sales	357,902	372,521
Total plant operating revenues	31,200,098	30,968,782
Plant Expenses:
Plant production expenses	9,572,707	9,701,506
Depreciation and amortization	6,299,405	6,241,354
Total plant operating expenses	15,872,112	15,942,860
Gross Profit	15,327,986	15,025,922
Operating Expenses:
Corporate administration	1,087,675	1,136,849
Professional and management fees	1,067,939	986,742
Employee compensation	2,882,105	3,197,919
Travel and promotion	215,591	199,894
Exploration costs	82,316	508,500
Operating Income	9,992,360	8,996,018
Interest Expense	3,797,155	4,060,133
Other (income) expense	(141,293)	346,588
Income Before Income Tax Expense	6,336,498	4,589,297
Income Tax (Expense) Benefit	(1,386,000)	10,307,000
Net Income	4,950,498	14,896,297

Net income attributable to the non-controlling interests	(3,103,269)	(3,282,586)
Net Income Attributable to U.S. Geothermal Inc.	1,847,229	11,613,711
Other Comprehensive Income:
Unrealized income on investment in equity securities	-	27,321

Comprehensive Income Attributable to U.S. Geothermal Inc.	$1,847,229	$11,641,032

Basic Earnings Per Share Attributable to U.S. Geothermal Inc.	$0.02	$0.11
Diluted Earnings Per Share Attributable to U.S. Geothermal Inc.	$0.02	$0.11

Weighted average number of shares used in the calculation of income per share:
Basic	106,970,812	103,765,537
Diluted	108,313,601	106,457,846

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2015	2014

Operating Activities:
Net Income	$4,950,498	$14,896,297
Adjustments to reconcile net income to total cash provided by operating activities:
Depreciation and amortization	6,409,818	6,367,817
Stock based compensation	1,107,828	1,339,496
Loss on sale of securities	-	27,967
Gain on software refund	-	(13,239)
Loss on disposal of geothermal water rights	-	451,299
Change in deferred income taxes	1,386,000	(10,307,000)
Net changes in:
Trade accounts receivable	7,616	332,673
Accounts payable and accrued liabilities	59,510	178,158
Prepaid expenses and other	(130,460)	(471,097)
Total cash provided by operating activities	13,790,810	12,802,371

Investing Activities:
Purchases of property, plant and equipment	(6,602,974)	(3,746,083)
Acquisition of additional interests in subsidiaries	(3,500,000)	(6,842,281)
Proceeds from sale of equities held for investment	-	41,528
Proceeds from software refund	-	31,120
Net funding of restricted cash reserves and bonds	(180,919)	(4,712)
Total cash used by investing activities	(10,283,893)	(10,520,428)

Financing Activities:
Issuance of common stock	49,549	1,634,918
Contributions from non-controlling interest	-	7,360
Distributions to non-controlling interest	(3,462,589)	(15,048,334)
Principal payments on notes payable and other obligations	(4,413,558)	(4,569,726)
Principal payments on capital leases	(20,919)	(48,120)
Total cash used by financing activities	(7,847,517)	(18,023,902)

Decrease in Cash and Cash Equivalents	(4,340,600)	(15,741,959)

Cash and Cash Equivalents, Beginning of Period	12,994,975	28,736,934

Cash and Cash Equivalents, End of Period	$8,654,375	$12,994,975

Supplemental Disclosures:
Non-cash investing and financing activities:
Accrual for purchases of property and equipment	$8,230	$84,208
Company acquisition by issuance of common stock	-	318,674
Convertible promissory note issued for additional subsidiary interest	1,597,000	-
Non-cash distributions to non-controlling interest	24,000	24,000

Other Items:
Interest paid	3,819,585	4,080,396

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2015 and 2014

			Additional		Accumulated	Non-
	Number of	Common	Paid-In	Accumulated	Comprehensive	controlling
	Shares	Shares	Capital	Deficit	Income (Loss)	Interest	Totals

Balance at January 1, 2014	102,094,542	$102,094	$100,381,207	$(30,898,571)	$(27,321)	$58,155,480	$127,712,889

Distributions to non-controlling interest entities	-	-	-	-	-	(15,048,334)	(15,048,334)
Non-controlling equity contributions	-	-	-	-	-	7,360	7,360
Stock issued to shareholders of acquired company	692,769	693	317,981	-	-	-	318,674
Stock issued by the exercise of employee stock options	1,077,000	1,077	336,544	-	-	-	337,621
Stock issued by the exercise of stock purchase warrants	2,594,596	2,595	1,294,703	-	-	-	1,297,298
Stock compensation	559,122	559	1,338,936	-	-	-	1,339,495
Unrealized loss and reclassification to net income	-	-	-	-	27,321	-	27,321
Net income	-	-	-	11,613,711	-	3,282,586	14,896,297

Balance at December 31, 2014	107,018,029	107,018	103,669,371	(19,284,860)	-	46,397,092	130,888,621

Distributions to non-controlling interest entities	-	-	-	-	-	(3,486,589)	(3,486,589)
Acquisition of additional interest in subsidiary	-	-	13,304,848	-	-	(18,401,848)	(5,097,000)
Stock issued by the exercise of employee stock options	155,000	155	49,395	-	-	-	49,550
Stock compensation	428,396	428	1,107,399	-	-	-	1,107,827
Net income	-	-	-	1,847,229	-	3,103,269	4,950,498
Balance at December 31, 2015	107,601,425	$107,601	$118,131,013	$(17,437,631)	$-	$27,611,924	$128,412,907

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GEOTHERMAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

U.S. Geothermal Inc. (“the Company”) was incorporated on March 10, 2000 in the State of Delaware. U.S. Geothermal Inc. – Idaho was formed in February 2002, and is the primary subsidiary through which the Company conducts its operations. The Company constructs, owns, manages and operates power plants that utilize geothermal resources to produce renewable energy. The Company’s operations have been, primarily, focused in the United States and Central America.

Basis of Presentation

The Company consolidates subsidiaries that it controls (more-than-50% owned) and entities over which control is achieved through means other than voting rights. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as well as three controlling interests. The accounts of the following companies are consolidated in these financial statements:

i)	U.S. Geothermal Inc. (incorporated in the State of Delaware);
ii)	U.S. Geothermal Inc. (incorporated in the State of Idaho);
iii)	U.S. Geothermal Services, LLC (organized in the State of Delaware);
iv)	Nevada USG Holdings, LLC (organized in the State of Delaware);
v)	USG Nevada LLC (organized in the State of Delaware);
vi)	Nevada North USG Holdings, LLC (organized in the State of Delaware);
vii)	USG Nevada North, LLC (organized in the State of Delaware);
viii)	Oregon USG Holdings, LLC (organized in the State of Delaware);
ix)	USG Oregon LLC (organized in the State of Delaware);
x)	Raft River Energy I LLC (organized in the State of Delaware);
xi)	Gerlach Geothermal LLC (organized in the State of Delaware);
xii)	USG Gerlach LLC (organized in the State of Delaware);
xiii)	U.S. Geothermal Guatemala, S.A. (organized in Guatemala);
xiv)	Geysers USG Holdings Inc. (incorporated in the State of Delaware);
xv)	Western GeoPower, Inc. (incorporated in the State of California);
xvi)	USG Mayacamas Inc. (incorporated in the State of Delaware);
xvii)	Mayacamas Energy LLC (organized in the State of California);
xviii)	Skyline Geothermal LLC (organized in the State of Delaware);
xix)	Skyline Geothermal Holding, Inc. (incorporated in the State of Delaware);
xx)	Earth Power Resources Inc. (incorporated in the State of Delaware); and
xxi)	Idaho USG Holdings LLC (organized in the State of Delaware).

All intercompany transactions are eliminated upon consolidation.

In cases where the Company owns a majority interest in an entity but does not own 100% of the interest in the entity, it recognizes a non-controlling interest attributed to the interest controlled by outside third parties. The Company will recognize 100% of the assets and liabilities of the entity, and disclose the non-controlling interest. The consolidated statements of income and comprehensive income will consolidate the subsidiary’s full operations, and will separately disclose the elimination of the non-controlling interest’s allocation of profits and losses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s consolidated financial statements have been prepared accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of U.S. Geothermal and its consolidated subsidiaries.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as reported amounts of revenues and expenses during the reporting periods. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s consolidated financial statements; accordingly, actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all unrestricted cash and short-term deposits, with original maturities of no more than ninety days when acquired to be cash and cash equivalents.

Trade Accounts Receivable Allowance for Doubtful Accounts

Management estimates the amount of trade accounts receivable that may not be collectible and records an allowance for doubtful accounts. The allowance is an estimate based upon aging of receivable balances, historical collection experience, and the periodic credit evaluations of our customers’ financial condition. Receivable balances are written off when we determine that the balance is uncollectible. As of December 31, 2015 and December 31, 2014, there were no balances that were over 90 days past due and no balance in allowance for doubtful accounts was recognized.

Concentration of Credit Risk

The Company’s cash and cash equivalents, including restricted cash, consisted of commercial bank deposits, money market accounts, and petty cash. Cash deposits are held in commercial banks in Boise, Idaho and Portland, Oregon. Deposits are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per legal entity. At December 31, 2015, the Company’s total cash balance, excluding money market funds and a deposit held by a major customer, was $1,453,190 and bank deposits amounted to $1,699,254. The difference was due to outstanding checks and deposits. Of the bank deposits, $518,845 was not covered by or was in excess of FDIC insurance guaranteed limits. At December 31, 2015, the Company’s money market funds invested, primarily, in government backed securities totaled $27,921,666 and were not subject to deposit insurance. A security bond that totaled $1,468,898 at year end was held under contracted terms by a major customer.

Property, Plant and Equipment

Property, plant and equipment, including assets under capital lease, are recorded at historical cost. Costs of acquisition of geothermal properties are capitalized in the period of acquisition. Major improvements that significantly increase the useful lives and/or capabilities of the assets are capitalized. A primary factor in determining whether to capitalize construction type costs is the stage of the potential project’s development. Once a project is determined to be commercially viable, all costs directly associated with the development and construction of the project are capitalized. Until that time, all development costs are expensed. A commercially viable project will typically have, among other factors, a reservoir discovery well or other significant geothermal surface anomaly, a power transmission path that is identified and available, and an electricity off-taker identified. A valid reservoir discovery is generally defined when a test well has been substantially completed that indicates the presence of a geothermal reservoir that has a high probability of possessing the necessary temperatures, permeability, and flow rates. After a valid discovery has been made, the project enters the development stage. Generally, all costs incurred during the development stage are capitalized and tracked on an individual project basis and are included in construction in progress until the project has been placed into service. If a geothermal project is abandoned, the associated costs that have been capitalized are charged to expense in the year of abandonment. Expenditures for repairs and maintenance are charged to expense as incurred. Interest costs incurred during the construction period of defined major projects from debt that is specifically incurred for those projects are capitalized. Funds received from grants associated with capital projects reduce the cost of the asset directly associated with the individual grants. The offset of the cost of the asset associated with grant proceeds is recorded in the period when the requirements of the grant are substantially complete and the amount can be reasonably estimated.

Direct labor costs, incurred for specific major projects expected to have long-term benefits will be capitalized. Direct labor costs subject to capitalization include employee salaries, as well as, related payroll taxes and benefits. With respect to the allocation of salaries to projects, salaries are allocated based on the percentage of hours that our key managers, engineers and scientists work on each project and are invoiced to the project each month. These individuals track their time worked at each project. Major projects are, generally, defined as projects expected to exceed $500,000. Direct labor includes all of the time incurred by employees directly involved with construction and development activities. General and/or indirect management time and time spent evaluating the feasibility of potential projects is expensed when incurred. Employee training time is expensed when incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. Where appropriate, terms of property rights and revenue contracts can influence the determination of estimated useful lives. Estimated useful lives in years by major asset categories are summarized as follows:

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

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets for impairment when factors and circumstances indicate that the carrying values may not be recoverable. Factors which could trigger an impairment include, among others, significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of assets or its overall business strategy, negative industry or economic trends, a determination that a project will not support commercial operations, a determination that a suspended project is not likely to be completed, a significant increase in costs necessary to complete a project, legal factors relating to its business or when it concludes that it is more likely than not that an asset will be disposed of or sold. The Company tests its long-lived assets for impairment at the operating plants or site location. Recoverability of assets held and used is determined by comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount in which the carrying amount of the assets exceeds their fair value. The estimate of future cash flows required significant judgments of factors that include future sales, gross profit and operating expenses.

Stock Compensation

The Company accounts for stock based compensation by recording the estimated fair value of stock-based awards granted as compensation expense over the vesting period, net of estimated forfeitures. The fair value of restricted stock awards is determined based on the number of shares granted and the quoted price of the Company’s common stock on the date of grant. The fair value of stock option awards is estimated at the grant date as calculated by the Black-Scholes-Merton option pricing model. Stock-based compensation expense is attributed to earnings for stock options and restricted stock on the straight-line method. The Company estimates forfeitures of stock-based awards based on historical experience and expected future activity.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on the differences between the financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company routinely evaluates the likelihood of realizing the benefit of its deferred tax assets and may record a valuation allowance if, based on all available evidence, it is determined that it is more likely than not that all or some portion of the deferred tax benefit will not to be realized.

The Company regularly evaluates the likelihood of realizing the benefit for income tax positions in various federal, state and foreign filings by considering all relevant facts, circumstances and information available. If the Company believes it is more likely than not that its positions will be sustained, a benefit is recognized at the largest amount that is cumulatively greater than 50% likely to be realized. Interest and penalties related to income tax matters are classified as a component of income tax expense. Unrecognized tax benefits are recorded in other liabilities and long-term debt and other liabilities on the consolidated balance sheets.

Earnings Per Share

Basic income or loss per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as options and restricted stock awards. Restricted stock awards (“RSAs”) are considered outstanding and included in the computation of basic income or loss per share when underlying restrictions expire and the awards are no longer forfeitable. Diluted income per share is computed using the weighted average number of common shares outstanding and common stock equivalent shares outstanding during the period using the treasury stock method. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. In a period where the Company is in a net loss position, the diluted loss per share is computed using the basic share count. Common stock purchase warrants, broker warrants and options excluded from the diluted share calculations because their effect is anti-dilutive for the years ended December 31, 2015 and 2014 totaled 1,148,699 and 2,228,049; respectively.

The weighted average number of shares used in the calculation of common and diluted shares outstanding have been modified from the prior year presentation to account for a correction of an error in applying the treasury stock method. Basic and diluted earnings per share for the year ended December 31, 2014 as previously presented were $0.11 and $0.09, respectively, compared to $0.11 and $0.11, as corrected. The error was not material to the interim or annual financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade account and other receivables, refundable tax credits, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Monetary items are converted into U.S. dollars at the rate prevailing at the consolidated balance sheet date. Resulting translation adjustments are included in other comprehensive income (loss) and accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Revenue

Revenue Recognition

Energy Sales
The energy sales revenue is recognized when the electrical power generated by the Company’s power plants is delivered to the customer who is reasonably assured to be able to pay under the terms defined by the Power Purchase Agreements (“PPAs”).

Renewable Energy Credits (“RECs”)
Currently, the Company operates three plants that produce renewable energy that creates a right to a REC. The Company earns one REC for each megawatt hour produced from the geothermal power plant. The Company considers the RECs to be outputs that are an economic benefit obtained directly through the operation of the plants. The Company does not currently hold any RECs for our own use. Revenues from RECs sales are recognized when the Company has met the terms and conditions of certain energy sales agreements with a financially capable buyer. At Raft River Energy I LLC, each REC is certified by the Western Electric Coordinating Council and sold under a REC Purchase and Sales Agreement to Holy Cross Energy. At San Emidio and Neal Hot Springs, the RECs are owned by our customer and are bundled with energy sales. At all three plants, title for the RECs pass during the same month as energy sales. As a result, costs associated with the sale of RECs are not segregated on the consolidated statement of income and comprehensive income (loss).

Revenue Source

All of the Company’s operating revenues (energy sales and renewable energy credit sales) originate from energy production from its interests in three geothermal power plants located in the states of Idaho, Oregon and Nevada. The plants located in Oregon and Idaho sell their energy to the same electric power utility that primarily serves Idaho and eastern Oregon. For the years ended December 31, 2015 and 2014, the percentage of operating revenues from the major customer to total operating revenues was 75.4% and 76.1%; respectively. At December 31, 2015 and 2014, the percentage of trade accounts receivable balance from the major customer was 80.7% and 77.1%; respectively.

Asset Retirement Obligations

The Company records the fair value of estimated asset retirement obligations (“AROs”) associated with tangible long-lived assets in the period incurred or acquired. AROs are legal obligations to settle under existing or enacted law, statue, or contract. The value of these obligations are originally based upon discounted cash flow estimates and are accreted to full value over time through charges to operations. Costs associated with future conditions are recognized as AROs in the period the condition occurs or is known to the Company. Generally, costs associated with AROs are earthwork, revegetation, well capping, and structure removal necessary to return the sites to their original conditions.

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported income, total assets, or stockholders’ equity as previously reported.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements. The following pronouncements were deemed applicable to our financial statements:

Leases
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02 (“Update 2016-02”), Leases (Topic 842). Update 2016-02 recognizes lease assets and lease liabilities on the balance sheet and requires disclosing key information about leasing arrangements. Under previous standards, assets and liabilities were only recognized for leases that met the definition of a capital lease. Our preliminary review indicates that many of the Company’s lease contracts would be subject to the reporting requirements defined by this Update. The Update is effective for public companies with fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. In transition, the Company would be required to recognize and measure leases at the beginning of the earliest period being presented using a modified retrospective approach. Management is still evaluating the possible impact this Update may have on the financial presentation of the Company’s consolidated financial statements.

Income Taxes
In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (“Update 2015-17”), Balance Sheet Classification of Deferred Taxes (Topic 740). Update 2015-17 eliminates the requirement of classifying deferred tax liabilities and assets in current and noncurrent amounts. This Update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. Update 2015-17 is effective, for public entities, for financial statements issued for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We adopted the new guidance retrospectively beginning with the year ended December 31, 2014, and applied such guidance consistently for the year ended December 31, 2015. The adoption of this update resulted in the reclassification of a current deferred tax asset of $1,803,000 to a noncurrent deferred tax asset on our accompanying consolidated balance sheets as of December 31, 2014.

Consolidation
In February 2015, FASB issued Accounting Standards Update No. 2015-02 (“Update 2015-02”), Amendments to the Consolidation Analysis, Consolidation (Topic 810). Update 2015-02 provides modifications to the evaluation of variable interest entities that may impact consolidation of reporting entities. Update 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The Company currently consolidates variable interest entities and may create or acquire variable interest entities for future endeavors. Management is still evaluating the possible impact this Update may have on the financial presentation of the Company’s consolidated financial statements.

Business Combinations
In September 2015, FASB issued Accounting Standards Update No. 2015-16 (“Update 2015-16”), Business Combinations (Topic 805), Simplifying the Accounting Measurement-Period Adjustments. Update 2015-16 provides additional guidance on how to account for provisional costs of business combinations that are incomplete at the end of a reporting period. The amendment to this Update is effective for public business entities for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The specific circumstances addressed in this Update do not currently apply to the Company. However, the Company may engage in transactions subject to the guidance of this Update in future periods. Management will continue to evaluate the possible impact that this guidance may have on future consolidated financial statements.

Presentation of Debt Issuance Costs
In April 2015, FASB issued Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, Interest-Imputation of Interest (Subtopic 835-30). In August 2015, FASB issued Accounting Standards Update No. 2015-15, Interest – Imputation of Interest, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (Topic 835-35). These Updates require that debt issuance costs related to a recognized debt liability, including some costs related to line of credit arrangements, be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. For public business entities, the Updates are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. Management is still evaluating the impact and the timing of adoption of these Updates.

Revenue Recognition
In May 2014, FASB issued Accounting Standards Update No. 2014-09 (“Update 2014-09”), Revenue from Contracts with Customers (Topic 606). Update 2014-09 amends the revenue recognition guidance and requires more detailed disclosures to enable financial statement users to understand the nature, amount, timing and uncertainties of revenue and cash flows arising from contracts with customers. In August 2015, FASB issued Accounting Standards Update No. 2015-14 (“Update 2015-14”), Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date. Update 2015-14 extends the effective date of this guidance for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted for public companies effective for annual and interim reporting periods beginning after December 15, 2016. Management is currently evaluating the impact the guidance defined by Update 2014-09 will have on our consolidated financial statements.

NOTE 3 – RESTRICTED CASH AND BOND RESERVES

Under the terms of the loan agreements with the Department of Energy and Prudential Capital Group, various bond and cash reserves are required to provide assurances that the power plants will have the necessary funds to maintain expected operations and meet loan payment obligations. Restricted cash balances and bond reserves are summarized as follows:

Current restricted cash and bond reserves:

	December 31,
Restricting Entities/Purpose	2015	2014
Idaho Department of Water Resources, Geothermal Well Bond	$260,000	$260,000
Bureau of Land Management, Geothermal Lease Bond- Gerlach	10,000	10,000
State of Nevada Division of Minerals, Statewide Drilling Bond	50,000	50,000
Bureau of Land Management, Geothermal Lease Bonds- USG Nevada	150,000	150,000
Oregon Department of Geology and Mineral Industries, Mineral Land and Reclamation Program	400,000	400,000
Prudential Capital Group, Revenue Account	2,259	188,930
Prudential Capital Group, Debt Service Reserves	1,595,555	-
Bureau of Land Management, Geothermal Rights Lease Bond	10,000	10,000
U.S. Department of Energy, Debt Service Payment Account	2,118,193	2,151,851
State of California Division of Oil, Gas and Geothermal Resources, Well Cash Bond	100,000	100,000

	$4,696,007	$3,320,781

Long-term restricted cash and bond reserves:

	December 31,
Restricting Entities/Purpose	2015	2014
Nevada Energy, PPA Security Bond	$1,468,898	$1,468,898
Prudential Capital Group, Debt Service Reserves	-	1,594,605
Prudential Capital Group, Maintenance Reserves	708,300	604,529
Prudential Capital Group, Well Reserves	314,590	212,298
U.S. Department of Energy, Operations Reserves	270,000	270,000
U.S. Department of Energy, Debt Service Reserves	2,542,058	2,582,606
U.S. Department of Energy, Short Term Well Field Reserves	4,507,110	4,505,150
U.S. Department of Energy, Long-Term Well Field Reserves	4,966,543	4,761,927
U.S. Department of Energy, Capital Expenditure Reserves	2,718,290	2,690,083

	$17,495,789	$18,690,096

The well bonding requirements ensure that the Company has sufficient financial resources to construct, operate and maintain geothermal wells while safeguarding subsurface, surface and atmospheric resources from unreasonable degradation, and to protect ground water aquifers and surface water sources from contamination. The debt service reserves are required to provide assurance that the Company will have sufficient funds to meet its debt payment obligations for the terms specified by the loan agreements. The maintenance and capital expenditure reserves are required by the lending entities to ensure that funds are available to acquire and maintain critical components of power plants and related supporting structures to enable the plants to operate according to expectations. Except for the PPA Security Bond, all of the restricted funds consisted of cash deposits or money market accounts held in commercial banks. Portions of the cash deposits are subject to FDIC insurance (see note 2 for details). The PPA Security Bond is held by the power purchaser. All of the reserve accounts were considered to be fully funded at December 31, 2015 and 2014.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

During the year ended December 31, 2015, the Company focused development activities on the San Emidio Phase II; Guatemala, Crescent Valley and WGP Geysers projects with development. Drilling and testing costs of approximately $665,000 were incurred on the San Emidio Phase II. Drilling costs exceeded $1,526,000 in Guatemala. Drilling costs of approximately $1,096,000 were incurred on the first production well at Crescent Valley. Costs were incurred at WGP Geysers for site preparation, an interconnection study and well field testing that totaled approximately $1,551,000. In September 2015, the Company disposed of the fully depreciated old power plant located in San Emidio, Nevada at its historical cost of $2,275,475. In November 2015, the Company purchased all of the long lead equipment for the construction of three binary geothermal power plants for $1.5 million.

During the year ended December, 2014, the Company engaged in development activities for San Emidio, Nevada and the Guatemala projects. Two new exploration wells for the San Emidio Phase II project were drilled, and one other well drilled in 2013 was placed into production during the year for approximately $2.03 million. A portion of the drilling and development costs were offset by grant proceeds of $632,210. The new production well was connected to the existing Phase I power plant and is producing fluid to the plant as part of a long term test of the South Zone reservoir. During the year, costs that exceeded $924,000 were incurred at Guatemala for the construction of nine temperature gradient wells.

On December 12, 2014, the Company completed an acquisition of Earth Power Resources Inc. After acquisition, the Company incurred approximately $133,000 on the drilling of a new production well (see note 15 for details).

Effective April 22, 2014, the Company acquired a group of companies (The Geysers, California) that included long-term assets that totaled $7.8 million (land of $1.6 million, wells and other construction in progress of $6.2 million). After acquisition, the Company incurred development costs of approximately $259,000 for design and study work for a new power plant, transmission line and well field (see note 15 for details).

Property, plant and equipment, at cost, are summarized as follows:

	December 31,
	2015	2014
Land	$3,074,052	$3,211,010
Power production plant	159,800,893	162,076,367
Grant proceeds for power plants	(52,965,236)	(52,965,236)
Wells	67,621,167	67,621,167
Grant proceeds for wells	(3,464,555)	(3,464,555)
Furniture and equipment	3,668,984	1,796,807
	177,735,305	178,275,560
Less: accumulated depreciation	(31,021,494)	(27,068,836)
	146,713,811	151,206,724
Construction in progress	21,022,981	15,652,722

	$167,736,792	$166,859,446

Depreciation expense charged to plant operations and administrative costs for the years ended December 31, 2015 and 2014, was $6,228,133 and $6,186,132; respectively.

Changes in construction in progress are summarized as follows:

	For the Year Ended December 31,
	2015	2014
Beginning balances	$15,652,722	$6,354,503
Development/construction	5,370,259	3,730,371
Grant reimbursements and rebates	-	(632,210)
Acquisitions	-	6,200,058
Ending balances	$21,022,981	$15,652,722

Constructions in Progress, at cost, consisting of the following projects/assets by location are as follows:

	December 31,
	2015	2014
Raft River, Idaho:
Unit I, well improvements	$105,160	$-
Unit II, power plant, substation and transmission lines	750,493	750,493
Unit II, well construction	2,146,531	2,127,547
	3,002,184	2,878,040
San Emidio, Nevada:
Unit II, power plant, substation and transmission lines	426,942	383,536
Unit II, well construction	3,798,563	3,133,873
	4,225,505	3,517,409
Neal Hot Springs, Oregon:
Power plant and facilities	50,297	6,477
Well construction	314,360	-
	364,657	6,477

WGP Geysers, California:
Power plant and facilities	325,989	319,988
Well construction	7,690,748	6,139,421
	8,016,737	6,459,409
Crescent Valley, Nevada:
Well construction	1,228,888	133,058
El Ceibillo, Republic of Guatemala:
Well construction	4,176,510	2,649,829
Plant and facilities	8,500	8,500
	4,185,010	2,658,329

	$21,022,981	$15,652,722

NOTE 5 – INTANGIBLE ASSETS

In June 2014, the Company acquired a group of companies that included geothermal water rights located at The Geysers in Northern California that amounted to $278,872. On December 12, 2014, the Company completed an acquisition of Earth Power Resources Inc. The acquisition included 26,017 acres of geothermal water rights in located in the Crescent Valley area in the State of Nevada valued at $451,608 on the acquisition date. During the year ended December 31, 2014, the Company abandoned the Granite Creek, Nevada area and released the geothermal water and mineral rights originally purchased for $451,299.

Intangible assets, at cost, are summarized by project location as follows:

	December 31,
	2015	2014
In operation:
Neal Hot Springs, Oregon:
Geothermal water and mineral rights	$625,337	$625,337
San Emidio, Nevada:
Geothermal water and mineral rights	4,825,220	4,825,220
Less: accumulated amortization	(1,299,119)	(1,117,434)
	4,151,438	4,333,123
Inactive:
Raft River, Idaho:
Surface water rights	146,342	146,343
Geothermal water and mineral rights	1,281,540	1,251,540

Guatemala City, Guatemala:
Geothermal water and mineral rights	625,000	625,000

Gerlach, Nevada:
Geothermal water and mineral rights	997,000	997,000

Crescent Valley, Nevada:
Geothermal water and mineral rights	451,608	451,608

The Geysers, California:
Geothermal water rights	278,872	278,872

San Emidio, Nevada:
Surface water rights	4,323,520	4,323,520
Geothermal water and mineral rights	3,440,580	3,440,580
Less: prior accumulated amortization	(430,072)	(430,072)
	11,114,390	11,084,391

	$15,265,828	$15,417,514

Amortization expense was charged to plant operations for the years ended December 31, 2015 and 2014 that amounted to $181,685 and $181,685; respectively.

NOTE 6 – INCOME TAXES

The significant components of the deferred income taxes are:

	December 31,
	2015	2014
Long-term deferred tax assets:
Net operating loss carry forward	$34,928,000	$32,353,000
Stock based compensation	1,432,000	1,518,000
Long-term deferred tax liabilities:
Depreciation and amortization	(26,227,000)	(21,811,000)
	10,133,000	12,060,000
Deferred tax asset utilized in current period	(1,212,000)	(1,753,000)
Net deferred income tax assets	$8,921,000	$10,307,000

The Company’s estimated effective income tax rate is as follows:

	For the Year Ended December 31,
	2015	2014
U.S. Federal statutory rate	34.0%	34.0%
Average State and foreign income tax, net of federal tax effect	3.5	3.7
Valuation allowance	-	-
Consolidated tax rate before non-controlling interest	37.5	37.7
Tax effect of non-controlling interests	(18.4)	(27.0)
Net effective tax rate	19.1%	10.7%

The provision for income taxes reflects an estimated effective income tax rate attributable to U.S. Geothermal Inc.’s share of income. Our provision for income taxes for the year ended December 31, 2015, reflects a reported effective tax rate of 19.1% which differs from the statutory federal income tax rate of 34.0% primarily due to the impact of the non-controlling interest and state income taxes.

At December 31, 2015, the Company had net income tax operating loss carry forwards of approximately $87,921,000 ($81,166,000 at December 31, 2014), which expire in the years 2023 through 2035. Approximately $82,970,000 of the operating losses were generated by the Company, the residual originated from acquired subsidiaries. In 2014, the Company purchased a group of companies. Federal and applicable state net operating losses that totalled approximately $5.8 million were included in the acquisition. These NOLs are scheduled to expire in the years ending 2024 through 2034. The use of these net operating losses is restricted by the Company’s basis (acquisition price) and the “applicable federal rate” as defined by Section 382 of federal tax law. The estimated available net operating losses from the acquired companies were approximately $4,950,000 at December 31, 2015.

Accounting for Income Tax Uncertainties and Related Matters
The Company files income tax returns in the U.S. federal jurisdiction and in the States of Idaho, California and Oregon. These filings are generally subject to a three year statute of limitations. The Company’s evaluation of income tax positions included the years ended December 31, 2015, 2014, and 2013. No filings are currently under examination. No adjustments due to tax uncertainties have been made to reduce the estimated income tax benefit at year end. Any valuations relating to these income tax provisions will comply with U.S. Generally Accepted Accounting Principles.

The Company currently does not have any uncertain tax positions to disclose. In the event that the Company is assessed interest or penalties on uncertain tax positions at some point in the future, it will be classified in the financial statements as tax expense.

NOTE 7 – SHORT-TERM CONVERTIBLE PROMISSORY NOTE

On December 16, 2015, the Company executed a convertible promissory note in the amount of $1,597,000 due to Goldman Sachs as a partial payment for their ownership interest in the Raft River project. The note bears interest at 8% per annum and is due March 31, 2016. Up to $1.0 million of the note may be satisfied, at the election of the Company, with cash or shares of the Company’s stock priced at the 10 day weighted average closing price at the time of conversion.

NOTE 8 – LONG TERM NOTES PAYABLE

U.S. Department of Energy
On August 31, 2011, USG Oregon LLC (“USG Oregon”), a subsidiary of the Company, completed the first funding drawdown associated with the U.S. Department of Energy (“DOE”) $96.8 million loan guarantee (“Loan Guarantee”) to construct its power plant at Neal Hot Springs in Eastern Oregon (the “Project”). All loan advances covered by the Loan Guarantee have been made under the Future Advance Promissory Note (the “Note”) dated February 23, 2011. Upon the occurrence and continuation of an event of default under the transaction documents, all amounts payable under the Note may be accelerated. In connection with the Loan Guarantee, the DOE has been granted a security interest in all of the equity interests of USG Oregon, as well as in the assets of USG Oregon, including a mortgage on real property interests relating to the Project site. No additional advances are allowed under the terms of the loan. A total of 13 draws were taken and each individual draw or tranche is considered to be a separate loan. The loan principal is scheduled to be paid over 21.5 years with semi-annual installments including interest calculated at an aggregate fixed interest rate of 2.598% . The principal payment amounts are calculated on a straight-line basis according to the life of the loans and the original loan principal amounts. The principal portion of the aggregate loan payment is adjusted as individual tranches are extinguished. The principal payments started at $1,709,963 on February 10, 2014 and are scheduled to be reduced to $1,626,251 on February 10, 2017 and continue through February 12, 2035. The loan balance at December 31, 2015 totaled $63,546,722 (current portion $3,375,448).

As of March 10, 2016, the Company was not in compliance with two non-financial covenants included in the loan agreement relating to 1) the substitution of a replacement index into a PPA document for a discontinued index and 2) the transfer of an operating lease agreement between the company and an independent third party into a family trust. Neither of these matters are substantive and the Company believes that each is readily curable. Legal counsel is assisting the Company in documenting a remedy for these two issues.

Loan advances/tranches and effective annual interest rates are details as follows:

Description	Amount	Rate %
Advances by date:
August 31, 2011*	$2,328,422	2.997
September 28, 2011	10,043,467	2.755
October 27, 2011	3,600,026	2.918
December 2, 2011	4,377,079	2.795
December 21, 2011	2,313,322	2.608
January 25, 2012	8,968,019	2.772
April 26, 2012	13,029,325	2.695
May 30, 2012	19,497,204	2.408
August 27, 2012	7,709,454	2.360
December 28, 2012	2,567,121	2.396
June 10, 2013	2,355,316	2.830
July 3, 2013*	2,242,628	3.073
July 31, 2013*	4,026,582	3.214
	83,057,965
Principal paid through December 31, 2015	(19,511,243)

Loan balance at December 31, 2015	$63,546,722

* - Individual tranches have been fully extinguished.

SAIC Constructors LLC
Effective August 27, 2010, the Company’s wholly owned subsidiary (USG Nevada LLC) signed a construction loan agreement with SAIC Constructors LLC (“SAIC”). The new 10.0 net megawatt power plant was considered complete and operational for financial reporting purposes on September 1, 2012. On February 15, 2013, USG Nevada LLC signed a settlement agreement with SAIC that defined the terms of three separate debt components to settle the obligations incurred under the construction loan agreement. As of December 31, 2013, two components of the settlement agreement were paid in full. On April 30, 2013, SAIC signed a loan agreement with Nevada USG Holdings LLC (parent company of USG Nevada LLC and wholly owned subsidiary of the Company), that further defined the terms of the remaining debt component of $2 million. This remaining obligation will be repaid in quarterly installments of $119,382, including interest at 7.0% per annum that began on July 31, 2013 and is scheduled to be repaid by September 2018. The loan balance at December 31, 2015 totaled $1,086,383 (current portion $412,135).

Prudential Capital Group
On September 26, 2013, the Company’s wholly owned subsidiary (USG Nevada LLC) entered into a note purchase agreement with the Prudential Capital Group’s related entities (“Prudential”) to finance the Phase I San Emidio geothermal project located in northwest Nevada. The term of the note is approximately 24 years, and bears interest at fixed rate of 6.75% per annum. Interest payments are due quarterly. Principal payments are due quarterly based upon minimum debt service coverage ratios established according to projected operating results made at the loan origination date and available cash balances. All amounts owing under the notes and the note purchase agreement or any related financing document are secured by USG Nevada LLC’s right, title and interest in and to its real and personal property, including the San Emidio project and the equity interests in USG Nevada LLC. At December 31, 2015, the balance of the loan was $29,665,959 (current portion $624,428).

Based upon the terms of the notes payable and expected conditions that may impact some of those terms, the total estimated annual principal payments were calculated as follows:

For the Year Ended	Principal
December 31,	Payments
2016	$4,412,012
2017	4,079,217
2018	3,759,756
2019	3,638,585
2020	3,751,359
Thereafter	74,658,135

$94,299,064

NOTE 9 - STOCK BASED COMPENSATION

The Company has a stock incentive plan (the “Stock Incentive Plan”) for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company. The Stock Incentive Plan is a 15% rolling plan approved by shareholders in September 2013, whereby the Company can grant options to the extent of 15% of the current outstanding common shares. Under the plan, all forfeited and exercised options can be replaced with new offerings. As of December 31, 2015, the Company can issue stock option grants totaling up to 16,140,214 shares. Options are typically granted for a term of up to five years from the date of grant. Stock options granted generally vest over a period of eighteen months, with 25% vesting on the date of grant and 25% vesting every six months thereafter. The Company recognizes compensation expense using the straight-line method of amortization. Historically, the Company has issued new shares to satisfy exercises of stock options and the Company expects to issue new shares to satisfy any future exercises of stock options.

The following table reflects the summary of stock options outstanding at January 1, 2014 and changes for the years ended December 31, 2015 and 2014:

		Weighted
		Average
	Number of	Exercise	Aggregate
	shares under	Price Per	Intrinsic
	options	Share	Value

Balance outstanding, January 1, 2014	11,888,250	$0.61	$4,542,715
Forfeited/Expired	(1,886,250)	0.53	-
Exercised	(1,077,000)	0.32	-
Granted	2,883,500	0.74	-
Balance outstanding, December 31, 2014	11,808,500	0.62	4,273,243
Forfeited/Expired	(1,550,000)	0.86	-
Exercised	(155,000)	0.32	-
Granted	2,510,000	0.49	-

Balance outstanding, December 31, 2015	12,613,500	$0.57	$3,940,061
Vested and expected to vest at December 31, 2015	12,588,400	$0.57	$3,904,620

The fair value of the stock options granted was estimated using the Black-Scholes-Merton option-pricing model and is amortized over the vesting period of the underlying options. The assumptions used to calculate the fair value are as follows:

	For the Year Ended December 31,
	2015	2014
Dividend yield	0	0
Expected volatility	65%	81-100%
Risk free interest rate	0.58%	0.69-0.82%
Expected life (years)	3.26	2.94

Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following table summarizes information about the stock options outstanding at December 31, 2015:

OPTIONS OUTSTANDING
		REMAINING	NUMBER OF
EXERCISE	NUMBER OF	CONTRACTUAL	OPTIONS
PRICE	OPTIONS	LIFE (YEARS)	EXERCISABLE	INTRINSIC VALUE

$0.83	2,290,000	0.43	2,290,000	$1,122,100
0.60	100,000	0.70	100,000	36,072
0.31	1,720,000	1.65	1,720,000	267,571
0.46	1,885,000	2.56	1,885,000	457,867
0.41	15,000	2.67	15,000	3,012
0.35	1,250,000	7.30	1,250,000	338,000
0.74	2,843,500	3.25	2,843,500	1,148,928
0.48	2,060,000	4.37	1,030,000	210,841
0.53	450,000	4.48	225,000	57,263
$0.57	12,613,500	3.02	11,358,500	$3,641,654

Common Stock Compensation Plan (Restricted Shares)

Restricted shares are issued to the recipients when granted and held by the Company until vested. The recipients meet the vesting requirements by maintaining employment and good standing with the Company through the vesting period. After vesting, there are no restrictions on the shares.

The following table summarizes restricted stock activity under the Stock Plan for 2015 and 2014:

	Shares	Issue Price

Unvested at January 1, 2014	-	$-

Granted	559,122	0.74

Unvested at December 31, 2015	559,122	0.74

Granted	428,396	0.50
Vested	(559,122)	0.74

Unvested December 31, 2015	428,396	$0.50

Expected to vest after December 31, 2015	428,396	$0.50

At December 31, 2015, total compensation cost related to restricted stock granted under the Stock Plan but not yet recognized was $357,040, net of estimated forfeitures. This cost will be amortized on the straight-line method over a period of approximately 0.5 years.

Stock PurchaseWarrants

At December 31, 2015, the outstanding broker warrants and share purchase warrants consisted of the following:

		Broker
		Warrant	Share	Warrant
	Broker	Exercise	Purchase	Exercise
Expiration Date	Warrants	Price	Warrants	Price
May 23, 2017	255,721	$0.44	-	$-
December 21, 2017	-	-	3,310,812	0.50

On September 3, 2014, share purchase warrants that totaled 2,459,460 were exercised by an investor at the warrant exercise price of $0.50.

NOTE 10 – FAIR VALUE MEASUREMENT

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
Level 2 – Directly or indirectly market based inputs or observable inputs used in models or other valuation methodologies.
Level 3 – Unobservable inputs that are not corroborated by market data. The inputs require significant management judgement or estimation.

The following table discloses, by level within the fair value hierarchy, the Company’s assets and liabilities measured and reported on its Consolidated Balance Sheet at fair value on a recurring basis:

At December 31, 2015:

	Total	Level 1	Level 2	Level 3
Assets:
Money market accounts *	$27,921,666	$27,921,666	$-	$-

At December 31, 2014:

	Total	Level 1	Level 2	Level 3
Assets:
Money market accounts *	$30,515,067	$30,515,067	$-	$-

* - Money market accounts include both restricted and unrestricted funds.

NOTE 11 – POWER PURCHASE AGREEMENTS

Raft River Energy I LLC
The Company signed a power purchase agreement with Idaho Power Company for the sale of power generated from its joint venture Raft River Energy I LLC. The Company also signed a transmission agreement with Bonneville Power Administration for transmission of electricity from this plant to Idaho Power. These agreements will govern the operational revenues for the initial phases of the Company’s operating activities. The contract allows power sales up to 13 megawatts annual average. The price of energy sold under the Idaho Power PPA is split into three seasons: power produced during the peak periods of July, August, November and December will be purchased at 120% of the set price; power produced in the three month low demand season (March, April, May) will be purchased at 73.50% of the set price; and power produced in the remaining five months of the year will be purchased at 100% of the set price. The PPA sets a first year average purchase price of $53.60 per megawatt hour. The $53.60 purchase price is escalated each year at a compound annual rate of 2.1% until year 15. From years 16 to 25 of the contract the escalation rate will drop to 0.6% per year.

USG Nevada LLC
As a part of the purchase of the assets from Empire Geothermal Power, LLC and Michael B. Stewart acquisition (“Empire Acquisition”), a power purchase agreement with Sierra Pacific Power Company was assigned to the Company. The contract had a stated expected output of 3,250 kilowatts maximum per hour and extended through 2017. During the year ended March 31, 2012, the power purchase agreement was replaced by a new amended and restated 25 year contract signed in December of 2011 that sets the new rate at $89.75 per megawatt hour with a 1% annual escalation rate. The new contract currently allows for a maximum of 73,444 megawatt hours annually that will be paid for at the full contract price. Upon declaration of commercial operation under the PPA, an Operating Security Deposit is required to be maintained at NV Energy for the full term of the PPA. As of December 31, 2015, the Company had funded a security deposit of $1,468,898.

USG Oregon LLC
In December of 2009, the Company’s subsidiary (USG Oregon LLC), signed a power purchase agreement with Idaho Power Company for the sale of power generated by the Neal Hot Springs, Oregon project. The agreement has a term of 25 years and provides for the purchase of power up to 25 megawatts (22 megawatt planned annual average output level). Beginning 2012, the flat energy price is $96.00 per megawatt hour. The price escalates annually by 3.9% in the initial years and by 1.0% during the latter years of the agreement.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements

The Company incurred total lease expenses for the years ended December 31, 2015 and 2014, of $523,658 and $ 321,557; respectively. Included in the total lease expense are minimum lease payments of $164,405 and $108,798, and royalty based contingent lease expense of $359,253 and $212,759 for the years ended December 31, 2015 and 2014; respectively.

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

Gerlach
The Gerlach Geothermal LLC assets are comprised of two BLM geothermal leases and one private lease totaling 2,986 acres. Both BLM leases have a royalty rate which is based upon 10% of the value of the resource at the wellhead. The amounts are calculated according to a formula established by Minerals Management Service (“MMS”). One of the two BLM leases has a second royalty commitment to a third party of 4% of gross revenue for power generation and 5% for direct use based on BTUs consumed at a set comparable price of $7.00 per million BTU of natural gas. The private lease has a 10 year primary term and would receive a royalty of 3% gross revenue for the first 10 years and 4% thereafter.

Other Lease Agreements

Neal Hot Springs, Oregon
The Company holds 3 lease contracts for approximately 7,429 acres of geothermal water rights located in the Neal Hot Springs area near Vale, Oregon. The contracts have stated terms of 10 years with expiration dates that range from May 2015 to November 2019. The two major contracts are royalty based. One of the agreements defines a royalty rate based upon 3% of the gross proceeds for the first 5 years of commercial production, 4% of gross proceeds for the next 10 years, and 5% of the gross proceeds thereafter. The second agreement defines a royalty rate based upon 2% of the actual revenue for the first 10 years of commercial production and 3% thereafter. As of January 2013, USG Oregon LLC began paying monthly royalties under both royalty based contracts based on electricity delivery under the Idaho Power Purchase Agreement.

Raft River Energy I LLC
The Company has entered into several lease contracts for approximately 5,144 acres of land and geothermal water rights located in the Raft River area located in Southern Idaho. Two contracts renew automatically upon receipt of annual payment, the residual have expiration terms from 5 to 30 years with expiration dates that range from January 2016 to December 2034. Six contracts have a royalty rate provision of 10% of net income calculated with specified depreciation methods.

The Geysers, California
On April 22, 2014, the Company acquired companies that held five significant lease contracts for approximately 3,809 acres (6.0 square miles) of land and geothermal water rights in The Geysers area located in Northern California. The contracts have stated expiration dates, expiring from February 2017 to October 2019. The remaining contracts renew indefinitely with payments made within contracted terms (held by payment).

Crescent Valley, Nevada
On December 12, 2014, the Company acquired Earth Power Resources Inc. that held 63 lease contracts for approximately 26,017 acres located in the central area of the State of Nevada. The contracts have stated terms of 10 to 40 years with expiration dates that range from February 2015 to June 2054.

Office Lease

On August 12, 2013, the Company signed a 5 year lease agreement for office space and janitorial services. The lease payments are due in monthly installments starting February 1, 2014. The monthly payments that began February 1, 2014 have two components which include a base rate of $3,234 that is not subject to increase and a rate beginning at $6,418 that is adjusted annually according to the cost of living index. The contract includes a 5 year extension option. For the years ended December 31, 2015 and 2014, the office lease costs totaled $106,178 and $86,873; respectively.

The following is the total remaining contracted lease operating obligations (operating leases, BLM lease agreements and office leases) for the next five years and thereafter:

Years Ending
December 31,	Amount

2016	$1,004,517
2017	994,906
2018	1,019,465
2019	914,152
2020	886,704
Thereafter	14,805,095

Parental Guaranty Agreement

Under the terms of PPA, Raft River Energy I, LLC (“RREI”) is required to provide a Seller’s Performance Assurance. On April 29, 2011, U.S. Geothermal Inc. (“Guarantor”) signed a Parental Guaranty Agreement with RREI’s energy purchaser (“Beneficiary”) that extends credit to RREI (“Debtor”). The agreement provides for assurances related to possible obligations related to purchases, exchanges, sales or transportation of energy from contacts entered into by the Beneficiary and Debtor. The agreement insures the Beneficiary for damages up to a maximum of $750,000.

401(k) Plan
The Company offers a defined contribution plan qualified under section 401(k) of the Internal Revenue Code to all its eligible employees. All employees are eligible at the beginning of the quarter after completing 3 months of service. The Company matches 50% of the employee’s contribution up to 6%. Employees may contribute up to the maximum allowed by the Internal Revenue Code. The Company made matching contributions to the plan that totaled $100,872 and $97,785 for the years ended December 31, 2015 and 2014, respectively.

NOTE 13 – ASSET RETIRMENT OBLIGATIONS

The Geysers, California
On April 22, 2014, the Company completed the acquisition of a group of companies owned by Ram Power Corp.’s (“Ram”) Geysers Project located in Northern California. Two of the acquired companies (Western GeoPower, Inc. and Etoile Holdings, Inc.) contained asset retirement obligations that, primarily, originate with the environmental regulations defined by the laws of the State of California. The liabilities related to the removal and disposal of arsenic impacted soil and existing steam conveyance pipelines are estimated to total $598,930. Obligations related to decommissioning four existing wells were estimated to total $606,000. These obligations are initially estimated based upon discounted cash flows estimates and are accreted to full value over time. At December 31, 2015, the Company has not considered it necessary to specifically fund these obligations. During the year ended December 31, 2015, the Company engaged in activities that reduced the estimated liability related to the site’s impacted soil. Since the Company is still evaluating the development plan for this project that could eliminate or significantly reduce the remaining obligations, no charges directly associated the asset retirement obligations have been charged to operations. All of the obligations were considered to be long-term at December 31, 2015.

Raft River Energy I LLC, USG Nevada LLC, and USG Oregon LLC \
These Companies operate in Idaho, Nevada and Oregon and are subject to environmental laws and regulations of these states. The plants, wells, pipelines and transmission lines are expected to have long useful lives. Generally, these assets will require funds for retirement or reclamation. However, these estimated obligations are believed to be less than or not significantly more than the assets’ estimated salvage values. Therefore, as of December 31, 2015 and 2014, no retirement obligations have been recognized.

	December 31,
	2015	2014

Beginning balance	$1,400,000	$-
Obligation from the Geysers Company acquisition	-	1,400,000
Soil remediation	(209,070)	-
Accretion of post closure obligation	14,000	-
Ending Balance	$1,204,930	$1,400,000

NOTE 14 – JOINT VENTURES/NON-CONTROLLING INTERESTS

Non-controlling interests included on the consolidated balance sheets of the Company are detailed as follows:

	December 31,
	2015	2014

Gerlach Geothermal LLC interest held by Gerlach Green Energy, LLC	$213,882	$230,539
Oregon USG Holdings LLC interest held by Enbridge Inc.	25,353,058	24,818,443
Raft River Energy I LLC interest held by Goldman Sachs	2,044,984	21,348,110
	$27,611,924	$46,397,092

Gerlach Geothermal LLC
On April 28, 2008, the Company formed Gerlach Geothermal, LLC (“Gerlach”) with our partner, Gerlach Green Energy, LLC (“GGE”). The purpose of the joint venture is the exploration of the Gerlach geothermal system, which is located in northwestern Nevada, near the town of Gerlach. Based upon the terms of the members’ agreement, the Company owned a 60% interest and GGE owned a 40% interest in Gerlach Geothermal, LLC. The agreement gives GGE an option to maintain its 40% ownership interest as additional capital contributions are required. If GGE dilutes to below a 10% interest, their ownership position in the joint venture would be converted to a 10% net profits interest. The Company has contributed $757,190 in cash and $300,000 for a geothermal lease and mineral rights; and the GGE has contributed $704,460 of geothermal lease, mineral rights and exploration data. During the first nine months of the year ended December 31, 2014, contributions were made to Gerlach by the Company and GGE that totaled $11,040 and $7,360; respectively. These contributions maintained the existing ownership interests of the two partners in Gerlach. During the year ended December 31, 2014, the Company contributed $400,000 for the project’s drilling costs that were not proportionally matched by GGE. These contributions effectively reduced GGE’s ownership interest to 32.65%, and increased the Company’s interest to 67.35% as of December 31, 2014. During the year ended December 31, 2015, the Company contributed $11,000 to support the project’s operations that were not proportionally matched by GGE. These contributions effectively further reduced GGE’s ownership interest to 32.49%, and increased the Company’s interest to 67.51% .

The consolidated financial statements reflect 100% of the assets and liabilities of Gerlach, and report the current non-controlling interest of GGE. The full results of Gerlach’s operations are reflected in the statement of income and comprehensive income with the elimination of the non-controlling interest identified.

Oregon USG Holdings LLC
In September 2010, the Company’s subsidiary, Oregon USG Holdings LLC (“Oregon Holdings”), signed an Operating Agreement with Enbridge Inc. (“Enbridge”) for the right to participate in the Company’s Neal Hot Springs project located in Malheur County, Oregon. On February 20, 2014, a new determination under the existing agreement was reached with Enbridge that established their ownership interest percentage at 40% and the Company’s at 60%, effective January 1, 2013. Oregon Holdings has a 100% ownership interest in USG Oregon LLC. Enbridge has contributed a total of $32,801,000, including the debt conversion, to Oregon Holdings in exchange for a direct ownership interest. During the years ended December 31, 2015 and 2014, distributions were made to the Company that totaled $5,193,883 and $12,388,606; respectively. During the years ended December 31, 2015 and 2014, distributions were made to Enbridge that totaled $3,462,588 and $15,024,334.

The consolidated financial statements reflect 100% of the assets and liabilities of Oregon Holdings and USG Oregon LLC, and report the current non-controlling interest of Enbridge. The full results of Oregon Holdings and USG Oregon LLC’s operations are reflected in the statement of income and comprehensive income with the elimination of the non-controlling interest identified.

Raft River Energy I LLC (“RREI”)
Raft River Energy I is a joint venture between the Company and Goldman Sachs. An Operating Agreement governs the rights and responsibilities of both parties. At December 31, 2015, the Company had contributed approximately $17.9 million in cash and property, and Goldman Sachs has contributed approximately $34.1 million in cash. Profits and losses are allocated to the members based upon contractual terms. The initial contracted terms stated that the Company would be allocated 70% of energy credit sales and 1% of the residual income/loss excluding energy credit sales. Under the terms of the amended agreement that became effective December 16, 2015, the Company will receive a 95% interest in RREI’s cash flows. Under the terms of both agreements, Goldman Sachs receives a greater proportion of the share of profit or losses for income tax purposes/benefits. This includes the allocation of profits and losses as well as production tax credits, which will be distributed 99% to Goldman Sachs and 1% to the Company during the first 10 years of production, which ends December 31, 2017.

The consolidated financial statements reflect 100% of the assets and liabilities of RREI, and report the current non-controlling interest of Goldman Sachs. The full results of RREI’s operations are reflected in the statement of income and comprehensive income with the elimination of the non-controlling interest identified.

NOTE 15 – ACQUISITIONS

Additional Interest in Raft River Energy I LLC/Promissory Note
On December 16, 2015, the Company signed a purchase agreement with Goldman Sachs for the acquisition of the majority of the cash flow interest in Raft River Energy I LLC (“RREI”). Effective December 31, 2015, the Company will receive 95% of the available cash flows from the project for the total purchase price of $5.1 million. The agreement includes an option to purchase residual interest in the RREI for fair market value in December 2017. The purchase consisted of a $3.5 million cash payment plus a promissory note of $1.6 million that bears interest at 8% per annum that is due March 31, 2016. Up to $1.0 million of the note may be satisfied with shares of the Company’s stock priced at the 10 day weighted average closing price at the time of conversion. Allocations of profits and losses will remain 99% to the non-controlling interest and 1% to the Company until December 31, 2017, after which the Company will receive 95% of the allocation of profits and losses and the non-controlling interest will receive 5%.

Ram Power’s Geysers Project
On April 22, 2014, the Company acquired all of the ownership shares of a group of companies owned by Ram Power Corp.’s (“Ram”) that hold all interests in the Geysers Project located in Northern California for a total of $6.78 million ($6.4 million purchase price, plus $0.38 million in other acquisition costs). The acquisition included Ram’s subsidiaries: Western GeoPower, Inc., Skyline Geothermal Holdings, Inc., and Etoile Holdings, Inc. which includes all membership interests in Mayacamas Energy LLC and Skyline Geothermal LLC. The assets acquired included 4 production/injection wells, restricted cash, land and geothermal water rights. The Company assumed the on-going liabilities of the companies which included an asset retirement obligations with estimated value of $1.4 million. The Company will continue to evaluate whether to construct a power plant or sell the steam to one of the existing power companies in the area.

The total acquisition cost was allocated as follows:

Acquisition Costs
Assets:
Restricted cash, short term well bond	$100,000
Land	1,603,516
Geothermal water rights	278,872
Construction in progress:
Wells and casing	6,139,420
Plant and facilities	60,637
8,182,445
Liabilities:
Asset retirement obligations	(1,400,000)
Net acquisition cost	$6,782,445

Earth Power Resources Inc. (“EPR”)
On October 16, 2014, the Company signed an Agreement and Plan of Merger with EPR. The transaction was approved by EPR shareholder approval on November 18, 2014. The Acquisition was completed on December 12, 2014. Under the terms of the Agreement, the EPR shareholders received a total of 692,769 shares of U.S. Geothermal Inc. common shares and $42,934 in cash in exchange for all outstanding shares of EPR stock. Under the terms of the Acquisition agreement, 50% of the issued shares will be held in reserve by the Company to cover potential undisclosed liabilities against EPR. The remaining non-reserved shares will be delivered to EPR shareholders upon surrender of their EPR share certificates. Trading of the non-reserve shares will be restricted for 6 months under SEC Rule 144. Acquired assets include geothermal leases covering 26,017 acres in the State of Nevada representing three potential projects. A loan of $100,000 was made from the Company to its wholly owned subsidiary EPR to fund operating costs that were due prior to the acquisition. The loan accrues interest at a rate of 7.0% per annum and is due on December 11, 2019.

The total acquisition cost was allocated as follows:

Acquisition Costs
Assets:
Restricted cash, bond	$10,000
Geothermal water rights	451,608
461,608
Liability:
Note payable, intercompany	(100,000)
Net acquisition cost	$361,608

NOTE 16 – BUSINESS SEGMENTS

The Company has two reporting segments: Operating Plants and Corporate and Development. These segments are managed and reported separately due to dissimilar economic characteristics. Operating plants engaged in the sale of electricity from the power plants pursuant to long-tern PPAs. Corporate and development costs are intended to produce additional revenue generating projects. A summary of financial information concerning the Company’s reportable segments is shown in the following table:

		Corporate &
	Operating Plants	Development	Consolidated

For the Year Ended December 31, 2015:
Operating Revenues	$31,200,098	$-	$31,200,098
Net Income (Loss)	10,849,514	(5,899,016)	4,950,498
Total Assets	162,824,188	65,392,939	228,217,127

For the Year Ended December 31, 2014:
Operating Revenues	$30,968,782	$-	$30,968,782
Net Income (Loss)	10,116,902	4,779,395	14,896,297
Total Assets	156,007,340	76,906,964	232,914,304